SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Table of Documents Filed

Page
1.	Annual report to be sent to shareholders for the fiscal year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 9, 2006	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

ORIX

Strengthening Foundation for Medium- and Long-Term Growth

ANNUAL REPORT 2006

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties.

Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau. The Company makes available free of charge on or through its website (www.orix.co.jp) its annual report on Form 20-F and other reports electronically filed with or furnished to the Securities and Exchange Commission. These reports are also available free of charge on the SEC’s website (www.sec.gov).

Strengthening Foundation for Medium- and Long-Term Growth

Cover: The cover design represents the theme of this year's annual report, "Strengthening Our Foundation for Medium- and Long-Term Growth." The blue area shows the "Foundation," which underlies the red area indicating "Growth."

To Our Shareholders — A Message from the CEO

Management’s unwavering commitment to the pursuit of

new challenges while strengthening its corporate foundation

provides the impetus for medium- and long-term growth

Fiscal 2006: Summary of Financial Results

Fiscal 2006, the year ended March 31, 2006, was a year in which the ORIX Corporation enjoyed earnings growth across each of its nine business segments and a record profit for the third consecutive year. Despite the particularly harsh business environment that followed the collapse of the bubble economy, ORIX continued to implement a series of initiatives to secure a platform for solid growth. Reflecting the fruits of the Company’s labors, all nine business segments have expanded steadily, providing the impetus for medium- and long-term growth.

Looking back on our performance over the past three years, net income has increased from ¥54.0 billion in fiscal 2004 to ¥166.4 billion ($1,416 million) in the fiscal year under review. This equates to an average annual growth rate of approximately 76%. Our business scale has also expanded. Total assets as of March 31, 2004 stood at ¥5,625.0 billion, compared with ¥7,242.5 billion ($61,654 million) as of March 31, 2006, for an average annual growth rate of approximately 13%. As a measure of the Company’s improved financial base, shareholders’ equity climbed at an average rate of 30% from ¥564.0 billion as of March 31, 2004 to ¥953.6 billion ($8,118 million) as of March 31, 2006. From a profitability perspective, ROE (the percentage of net income to average shareholders’ equity) rose from 10.1% in fiscal 2004 to 19.8% in fiscal 2006, while ROA (the percentage of net income to total average assets) improved from 0.9% to 2.5% over the same period.

Market assessment of the Company’s performance has been positive. Market capitalization as of March 31, 2004 was ¥963.3 billion rising to ¥3,294.5 billion ($ 28,046 million) as of March 31, 2006. This equates to an average annual growth rate of approximately 85%. Over the past three years, ORIX has also enjoyed periodic upgrades of its credit ratings.

Financial Highlights

	(Millions of Yen)
Fiscal Years Ended March 31, 2004, 2005 and 2006	2004	2005	2006	¥ Change	% Change	3-Year Average Growth Rate
Income before income tax	¥104,774	¥155,103	¥252,150	¥97,047	63%	55%
Net income	54,020	91,496	166,388	74,892	82	76
Operating assets	4,849,194	5,129,098	5,858,277	729,179	14	10
Total assets	5,624,957	6,068,953	7,242,455	1,173,502	19	13
Shareholders’ equity	564,047	727,333	953,646	226,313	31	30
Per share data (in yen and dollars):
Net income Basic	¥645.52	¥1,087.82	¥1,883.89	796.07	73	71
Diluted	601.46	1,002.18	1,790.30	788.12	79	73
Shareholders’ equity	6,739.64	8,322.96	10,608.97	2,286.01	27	25
Return on equity (%)	10.10%	14.17%	19.80%
Return on assets (%)	0.93%	1.56%	2.50%
Shareholders’ equity ratio (%)	10.03%	11.98%	13.17%
Total debt-to-equity ratio (times)	6.84	5.70	5.17
(Long- and short-term debts/Shareholders’ equity)

Market capitalization (billions of yen)	963.3	1,194.6	3,294.5	2,099.9	176	85

Yoshihiko Miyauchi, Director, Representative Executive Officer, Chairman and Chief Executive Officer

Despite rapid profit growth over the recent past, we are confident the ORIX Group’s performance is based on activities, initiatives, and the momentum gained over a period of more than 40 years.

For example, past measures to tighten risk assessment in our leasing and lending activities during the period of prolonged deflation in Japan, have served to enhance financial stability amid the positive climate of today’s economic recovery. In addition, our ability to provide a broad range of services in automobile leasing operations that extend beyond the financial function, to encompass maintenance and vehicle operations administration, is the energy that fuels increased profitability.

In the late 1990s, ORIX commenced activities in real estate-related non-recourse loans and the development, marketing, and leasing of office buildings as a part of efforts to pursue new business opportunities. Buoyed by increased real estate fund activity and growth in the real estate securitization market, these businesses have opened the door to numerous other opportunities. At the same time, we successfully expanded investment banking operations in new areas including corporate rehabilitation.

Overseas, ORIX made steady progress in expanding its leasing business across Asia, Oceania and Europe. In response to changes in the U.S. market, we were quick to complete business reorganization with the sale of the primary and master servicing businesses.

In consideration of our performance and operating conditions over the recent past including the fiscal year under review, we have decided to raise cash dividends to ¥90 ($0.77) per share, from ¥40 per share in the previous fiscal year. Going forward, we will continue to distribute stable dividends to shareholders while optimally utilizing retained earnings to sustain growth from a medium- to long-term perspective and maximize shareholder value.

Fiscal 2007: Business Environment and Forecasts

The Japanese economy is exhibiting clear signs of a recovery. Unlike in other periods that have been driven by external demand, this positive trend is being attributed to internal demand. Beginning in Tokyo, economic recovery is gradually spreading to the Kansai area and other regions throughout Japan. Supported by structural reforms of the corporate sector conducted during a period of prolonged deflation, certain market pundits are predicting a period of sustained positive turnaround, marked by stability in public policy relating to financial markets and interest rates.

Overseas, the United States economy remains stable despite concerns for inflation surrounding the increase in crude oil prices and rise in interest rates. Expectations for the Asian economy are strong with continued expansion forecast.

Against this backdrop, ORIX has identified numeric targets for the fiscal year ending March 31, 2007 including total revenues of ¥1,100 billion, an increase of 16% year on year, income before income taxes of ¥295 billion, up 17%, and net income growth of 6% to ¥177 billion.

Disclaimer: Business forecasts are based on information available to management as of the date results for the fiscal year ended March 31, 2006 were announced (May 12, 2006) and are subject to a variety of uncertainties and risks that could cause actual results to differ materially from those outlined above. The impact of discontinued operations has been excluded from revenues and income before income taxes due to difficulties in determining accurate forecasts.

Fiscal 2007: Business Strategies

Looking ahead, we anticipate increased competition across the broad spectrum of financial services. Rather than seeing this as a negative, we hold significant expectations for a parallel increase in business opportunities. From our own perspective, we envisage a wealth of new challenges and growth opportunities, and will actively develop business across all operating segments both in Japan and overseas.

OPERATIONS IN JAPAN

Buoyed by a robust economic environment, ORIX will strive to bolster its core Corporate Financial Services business foundation, while expanding efforts in growth areas including the Automobile Operations, Real Estate-Related Finance, and Real Estate segments.

Corporate Financial Services Segment

Corporate Financial Services is our core business segment in Japan. With a customer base comprised primarily of small and medium-sized enterprises (SMEs), a network of business partners, 96 offices covering the length and breadth of Japan, and sales and marketing representatives who cross-sell a wide range of products and services that cater to the needs of customers, the Corporate Financial Services platform serves as a springboard for business development in other operating segments. In specific terms, the Corporate Financial Services segment focuses mainly on expanding leases and loans in response to capital investment, real estate development, and other needs. At the same time, a defining feature of the segment is its cross-selling activities of products and services including insurance and automobile leasing. Through the Corporate Financial Services segment, ORIX strives to enhance its products and services as the means to deliver optimal solutions to the varied business issues that confront its customers. Recognizing an opportunity in investment banking services, for example, ORIX is stepping up efforts in this area in response to business succession, M&A, and corporate spin off needs. The Corporate Financial Services segment serves as both a new financial services leader and the comprehensive springboard for the Company’s range of business activities. Accordingly, ORIX will work to strengthen the business foundation of this segment.

Automobile Operations Segment

In the Automobile Operations segment, ORIX will expand its vehicle management services with the aim of increasing the number of vehicles under lease. In the beginning, the Company primarily served as a provider of automobile leasing to corporations. Later, automobile operations evolved to include comprehensive vehicle management services such as maintenance, traffic accident-related services, the issue of fuel payment cards, and the delivery of vehicle management systems that contribute to increased management efficiency. Today, activities extend through to vehicle management consulting services. Going forward, ORIX will continue to propose high-value-added services in an effort to further expand business and business boundaries.

Real Estate-Related Finance Segment

Through the Real Estate-Related Finance segment, ORIX is engaged in the provision and securitization of non-recourse loans. Leveraging our strengths in securitization, investor marketing, and loan servicing, we will strive to secure a variety of profitable opportunities.

Real Estate Segment

Operations in the Real Estate segment encompass a broad range of activities from residential condominium development through the development, marketing, and leasing of office buildings, as well as the management of hotels, training facilities, golf courses, and integrated facilities. In an environment where profits increasingly mirror real estate prices, the need to add additional value is crucial. Accordingly, we will endeavor to enhance operations in each of the aforementioned areas. For example, ORIX is developing and operating residential properties that offer nursing care services to bring greater peace of mind and comfort to the elderly.

In real estate-related fields, new business opportunities including securitized assets are emerging. ORIX will reinforce the foundations for each of its Real Estate-Related Finance and Real Estate segments with the aim of fostering a second core business segment to follow Corporate Financial Services.

OVERSEAS BUSINESS

Overseas, ORIX is active in the Americas, Asia, Oceania and Europe. Our businesses are characterized by a sales and marketing network that extends across 22 countries and regions outside of Japan. ORIX places particular focus on regions that exhibit high rates of economic growth. Accordingly, we maintain a broad network in Asia and the Middle East. Overseas operations first commenced in the 1970s with the provision of leases. Taking full advantage of favorable opportunities, we have in the ensuing period diversified into a variety of finance-related businesses.

In January 2006, ORIX acquired investment bank Houlihan Lokey Howard & Zukin, Inc. (Houlihan Lokey), which boasts a top-class track record as an M&A advisor to SMEs in the United States. Through the activities of Houlihan Lokey in the investment banking field, ORIX is anticipating an increase in Group profits. Furthermore, in combining this new business know-how with corporate finance operations in the U.S., and leveraging opportunities derived from M&A-related businesses, ORIX will strive to create new impetus for future growth. In time, we will also consider transplanting this U.S. investment banking business model including Houlihan Lokey’s significant expertise to other areas of the ORIX Group’s sales and marketing network including Japan, Asia and the Middle East.

RISK MANAGEMENT

In every facet of its business activities, ORIX is confronted with a variety of business and market risks. Risks are increasingly evident during periods of expansion and changes in the operating environment. ORIX employs strict assessment policies and procedures for each proposed investment. In addition to due diligence, we also implement periodic evaluation of business plans and progress after an investment has been made. In the event of material discrepancy between plans and results, we undertake a review of relevant business strategies. In implementing a pre- and post-investment monitoring system, ORIX strives to enhance the accuracy of its risk measurement methods and to strengthen its risk management systems and structure.

In addition, we use quantified risk indicators to allocate risk capital to individual business segments and then evaluate the profitability of these sectors based on their cost of capital. Consequently, ORIX strives to further enhance its sophisticated business portfolio management system that facilitates its strategic decision-making process.

Medium- and Long-Term Management Strategies

The financial services sector, ORIX’s primary operating domain, is impacted by significant economic and social change as well as increased market demand for more sophisticated products and services. Accordingly, maintaining a management foundation that is attuned to market needs and responds to these myriad changes with agility and flexibility is essential to sustaining growth over the medium and long term. To this end, ORIX has adopted the medium- and long-term strategy of classifying its nine business segments into three broad categories and allocating management resources accordingly. These categories are identified as follows.

Stable profit segments seeking to achieve further growth:

●	Corporate Financial Services

●	Rental Operations

●	Life Insurance

●	Asia, Oceania and Europe

Accelerated growth segments seeking to achieve high growth in profit:

●	Automobile Operations

●	Real Estate-Related Finance

●	Real Estate

Segments seeking to contribute to profits in the future:

●	Other

●	The Americas

Business segments are subject to reclassification among existing categories depending on performance and market changes. Moving forward, ORIX will ensure optimal management resource and capital allocation in an effort to secure a business portfolio balance based on profitability, financial stability, and growth considerations.

Developing a Robust Corporate Foundation for Medium- and Long-Term Growth

For more than 40 years, ORIX has continued to evolve as a provider of a broad range of increasingly sophisticated products and services while successfully securing growth. Looking ahead, the Company will pursue medium- and long-term growth by accepting new challenges in concert with efforts to expand existing businesses. To this end, we will implement three measures to develop a robust corporate foundation.

FURTHER IMPROVE FINANCIAL STRUCTURE

ORIX has enjoyed substantive improvement in its financial structure in recent years. To ensure the Company remains well placed to accept each and every challenge, ORIX will endeavor to further strengthen its financial structure.

REINFORCE BUSINESS FOUNDATION TO CREATE NEW VALUE

In addition to financial structure and the Company’s quantifiable assets, intangible assets play an equally important role in determining medium- and long-term growth. Accordingly, ORIX will bolster the quality of its products and services, client base, sales and marketing network, cross-sectional teamwork, in addition to the capabilities of each and every employee. As an integral feature of the ORIX Way, we will promote an optimal blend of specialized skills and teamwork to create a melting pot of ideas. Nurturing a corporate culture that actively pursues new challenges, we will enhance the building blocks that permeate the Group and serve collectively as the driving force to ensure ideas are transformed into the reality of growth.

FOSTER A WORKPLACE OF VALUE

ORIX has positioned a valuable workplace as key to reinforcing its business foundation in an effort to create new value. To this end, we continue to emphasize a human resources system that ensures equal and fair treatment of employees irrespective of nationality, age, gender, education, and employment status. Our goal is to foster an attractive work environment that motivates each individual to make the most of his or her potential while promoting teamwork that encourages synergistic cooperation. We also focus on heightening employee awareness of individual initiative as a means of contributing to the economy and society in general.

In Closing

Looking at profit trends since the Company’s foundation in 1964, net income over the past three years has shown extraordinary growth. I do not believe, however, this is the result of short-term measures. This is much more a product of the ORIX Way, a commitment to pursuing new challenges in both favorable and difficult periods. Put another way, without the collapse of the bubble economy, I am confident our activities would not have stalled and we would have experienced a smooth growth path.

Looking ahead, ORIX will maintain a management posture focused on medium- and long-term growth by developing a robust corporate foundation, pursuing new challenges, and promoting sustained growth in core businesses.

Having established sizable business scale, ORIX also recognizes increased demands upon management to fulfill its corporate social responsibility. Accordingly, we will continue to reinforce corporate governance while ensuring sound and efficient corporate management.

Today, I am confident ORIX management is collectively well placed to make the most of its capabilities. Accordingly, a key and pressing issue is the ability to nurture the leaders of tomorrow. In closing, I would like to assure all stakeholders that ORIX is well on track in its goal to foster the next management team.

I sincerely thank the shareholders, customers, business partners, associates, and employees who have supported and cooperated with us during fiscal 2006. I look forward to your continued support and advice in the future.

July 20, 2006

Yoshihiko Miyauchi

Director, Representative Executive Officer

Chairman and Chief Executive Officer

■ ORIX at a Glance

ORIX at a Glance introduces ORIX’s corporate philosophy, management policies, the ORIX Way for creating a unique company, organizational strengths, management targets, stock price movement, business development trajectory and growth strategies.

Corporate Philosophy

ORIX is working to contribute to society by developing leading financial services on a global scale, constantly anticipating market needs, and offering innovative products that create new value for customers.

Management Policy

●	ORIX strives to meet the diverse needs of its customers and to deepen trust by developing superior services and drawing on the full range of our capabilities.

●	ORIX aims to strengthen its base of operations and achieve stable, long-term growth by integrating ORIX’s resources to promote synergies amongst different units.

●	ORIX makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

●	ORIX aims to attain stable, long-term growth in shareholder value by implementing these initiatives.

The ORIX Way

The ORIX Way calls for creating a truly unique and outstanding company in the global arena that is beyond comparison, rather than setting our sights on real or potential rivals.

The pursuit of the ORIX Way requires a challenging spirit that takes up new business opportunities ahead of competitors, pursuing specialization, and emphasizes knowledge sharing and teamwork.

Organizational Strengths to Implement the ORIX Way

Target Performance Indicators

ORIX has identified ROE (ratio of net income to average shareholders’ equity), ROA (ratio of net income to average total assets) and the shareholders’ equity ratio as important performance indicators, and strives to construct a business portfolio focused on balancing profitability, financial stability and growth.

Figures for stock price movements are calculated based upon monthly closing prices: ORIX’s stock price has been adjusted for a 1.2:1 share split effected on May 19, 2000.

Business Development in Japan

Maintaining its active stance on taking up new challenges, ORIX has amassed a wealth of specialized capabilities in the areas of credit evaluation and financing, as well as in management of tangible assets. Pursuing specialization on these two fronts has aided our perpetual development of new businesses.

International Business Development

In addition to  leveraging its unique financing techniques amassed in Japan to meet needs of customers in various regions around the world, ‚ ORIX also constantly absorbs new financing technologies from the pioneering finance industry in the U.S.A. and applies them in international regions including Japan.

Growth Strategy—Three Growth Stages

For ORIX to attain sustained medium- to long-term growth, management that responds to market changes with agility and flexibility is essential. Under its medium- to long-term management strategy, ORIX divides its nine business segments into three growth stages and allocates management resources accordingly.

■ Special Feature: Toward Medium- and Long-Term Growth

This special feature section on moving toward medium- and long-term growth introduces four business areas in which ORIX is maintaining close communication with employees on the front lines of operations with a view toward strengthening each business and attaining medium- and long-term expansion of operations.

1. Strengthening Relationship with Small- and Medium-Sized Enterprises (SMEs), and Proceeding with Investment Banking Operations in the ORIX Way Corporate Financial Services, Other (Investment Banking Operations)	13

2. Expansion of Automobile Operations Leveraging High-Quality Services and Economies of Scale Automobile Operations	17

3. Diversified Business Development Suited to the Changing Real Estate Market Real Estate-Related Finance, Real Estate	20

4. Globalization and Diversified Business Expansion The Americas, Asia, Oceania and Europe	26

1.	Strengthening Relationship with Small- and Medium-Sized Enterprises (SMEs), and Proceeding with Investment Banking Operations in the ORIX Way

Corporate Financial Services, Other (Investment Banking Operations)

(1) Business Environment and Performance Trends

The Corporate Financial Services segment can rightfully be called the cornerstone business of the ORIX Corporation, having developed with the Company since its 1964 founding.

As the economy in Japan continues to recover steadily, the full extent of the business uptrend is fanning out from the Tokyo metropolitan area toward regional cities, and from large corporations to small- and medium-sized enterprises (SMEs). Corporations, which previously allocated surplus funds to debt repayment, have turned positive about capital investment. On the other hand, financial institutions that have been embroiled in the problem of non-performing loans since the collapse of Japan’s bubble economy have started to aggressively focus on providing loans to corporate customers. The Corporate Financial Services segment, which deepened its relationship with customers during an era of hard times, when even SMEs found it difficult to raise capital, now finds itself in a newly competitive environment.

In terms of performance, the Corporate Financial Services segment continued its recovery track, recording its second consecutive period of increased profits in the fiscal year ended March 31, 2006. Business segment profits reached ¥48.7 billion ($414 million), recording the highest contribution to profits of any of ORIX’s nine segments.

(2) ORIX’s Strengths

The strengths of ORIX Corporation’s Corporate Financial Services segment are the regional-based network it has built up and the management style it has established that enables it to undertake cross-selling in response to customer needs.

● Regional-Based Network

The Corporate Financial Services segment includes a nationwide network of 96 sales and marketing offices. Up until now, these have strengthened ORIX’s client base by offering a variety of products and services to meet the needs of SME customers. Moreover, by reinforcing our network of business partners with regional financial institutions, a wealth of business opportunities have presented themselves.

Recently, these opportunities have included promoting partnerships with regional financial institutions by reinforcing the regional network, with the aim of fully utilizing each other’s expertise and marketing base. For instance, as of the end of March 2006, ORIX was working in partnership with a total of 80 regional banks, cooperative banks and credit associations to arrange guarantees on unsecured loans offered to SMEs. Leveraging the Real Estate-Related Finance segment’s expertise, we also cooperated with regional financial institutions to set up a joint corporate rehabilitation funds that purchase loans.

● Interview: Sales Promotion Officer System Underpins Regional Sales

Chikashi Sato, Hakodate Branch Manager, ORIX Corporation

Since it was first established, ORIX has employed a diverse staff without favoritism based upon gender, nationality or education. One of our typical initiatives is the sales promotion officer system that was launched in 1994. ORIX is actively utilizing the abilities of employees 50 years of age or more who have experience as sales promotion officers.

Sales promotion officers have gained front line experience working in a variety of industries, such as general managers at branches of financial institutions or at manufacturing company divisions. Through their broad-ranging experience and personal networks, these individuals are bringing new business opportunities to ORIX. At the same time, ORIX’s marketing style, which thrives on cross-selling activities, also provides a rewarding workplace environment for people who want to utilize their past experience to work in the world of finance.

Including the Tokyo metropolitan area, there are currently about 350 sales promotion officers at nationwide branches who are engaged in marketing activities with close ties to local communities. These sales promotion officers play an important role in expanding and maintaining ORIX’s client base. We are broadening the implementation of this system. For the first time at the Hakodate Branch, a sales promotion officer was appointed to the position of branch manager in May 2005.

ORIX Corporation Through the Eyes of Hakodate Branch Manager Chikashi Sato

After 20 years of employment at a credit association in the city of Hakodate, I joined ORIX as a sales promotion officer in 1994. I became the Hakodate branch manager last year. If I were to sum up my experience at ORIX in a phrase, I would say that the service customers expect ORIX to provide is different from their expectations of banks and other conventional financial institutions.

Though the area covered by the Hakodate Branch is not especially large, we are steadily opening up new opportunities through the timely gathering and provision of information. Hakodate is among Japan’s leading tourist cities, and recently needs for hotel development funding and other real estate-backed loans are appearing in anticipation of the opening of bullet train service to Hokkaido. We are pressing ahead with marketing activities that leverage ORIX’s collective strength, including maintenance leasing proposals designed by ORIX Auto Corporation. In addition, we are exchanging information with general managers of regional banks and credit associations, and aim to further strengthen relations by proposing loan guarantee transactions with financial institutions and other innovative initiatives.

We will maintain our stance by constantly working to provide proposals that satisfy customers. Striving to make this unique ORIX culture known is the way that I believe we can give back to the city of Hakodate.

● Cross-Selling

ORIX sales and marketing representatives nationwide receive a variety of inquiries from customers. In order to solve the issues raised by customers, sales representatives utilize specialized departments within ORIX and design product and service proposals after careful examination of those issues. One of ORIX’s principal marketing strengths is cross-selling, proposing combinations of diverse products and services after careful investigation of issues. Sharing information gathered from throughout Japan, we also propose solutions suited to customer needs utilizing existing products and services.

Our cooperative system complementing the abilities of each sales and marketing representative with specialized departments has enabled us to build this sort of marketing strength. Our marketing system continues to compile a steady record of success one step at a time.

(3) Business Development for Medium- and Long-Term Growth

Recently, a growing number of companies are taking active measures in the areas of M&A and corporate restructuring. In addition to business expansion, other goals include business succession and diversification initiatives such as management buy-outs* (MBOs). In this sort of environment, securities brokerage houses, banks, M&A specialists and other companies are focusing on investment banking. ORIX is working to expand its investment banking activities in principal investment, M&A and financial advisory services.

ORIX’s previous principal investments have included Aozora Bank, Limited and Footwork Express Co., Ltd. We have also sold our stake in Minami Sports and harvested capital gains. In January 2006, ORIX acquired management rights in Chofu Driving School Corp. (see p. 55), followed by capital participation in Dai-Ichi Tatemono Kanri Co., Ltd. in May 2006.

U.S. investment banking firm Houlihan Lokey Howard & Zukin, which became part of the ORIX Group in January 2006, is a pioneer in investment banking services to SMEs. In addition to M&A and financial advisory services, the firm has developed operations in preparation of financial opinions and advisory services, as well as financial restructuring services.

M&A has been an important management technique in the United States since the 1980s, and M&A activity accounted for US$1.3 trillion in 2005. Japan, too, has sophisticated corporate law and capital market systems, with the market expected to grow for investment banking services such as advisory related to M&A, restructuring operations and financial restructuring.

We believe that welcoming Houlihan Lokey into the ORIX Group enables us to provide flexible services in the area of cross-border M&A. Combining Houlihan Lokey’s specialization in investment banking, ORIX’s specialization in financial services for SMEs and the marketing bases of both companies, we aim to offer unique M&A brokering and financial restructuring services.

*MBO

A management buy-out is when a business segment or unit of a corporation, or the management of a subsidiary company collaborate with a financial institution or investors and purchases the operating assets or stock of that business segment or subsidiary company.

We will continue to leverage our regional-based networks and our cross-selling capabilities to forge stronger relations with SME clients, and work to expand in the ORIX Way our finely tuned investment-banking services tailored to customer needs.

● Current Overview of Investment Banking Operations

■ Principal Investment

In response to customer needs related to restructuring operations, MBO and other areas, ORIX invests in a company with the aim of enhancing that company’s corporate value, expecting to sell its stake several years later.

ORIX invests in a wide range of companies in terms of business sector and size, as well as management styles and strengths. When making a decision about whether or not to invest in a company, ORIX conducts detailed analysis of past data, and considers factors including the company’s management, human resources, status of competitors and impact of perceived risks.

ORIX makes a final decision to invest in a company after deciding upon which management staff it will dispatch to that company, framing a financing structure and formulating a post-investment management strategy.

■ M&A Advisory

When customers consider selling for the purpose of business restructuring or succession, or consider buying for the purpose of business expansion, they draw up a list of potential buyers or targets, narrow the list, search for contact methods, and proceed with negotiations paying careful attention to information management.

ORIX provides integrated services through to the realization of the M&A, including negotiation of terms, due diligence and support with drawing up the various contracts.

● Investment Banking Example Case: Capital Participation in Dai-Ichi Tatemono Kanri Co., Ltd.

ORIX acquired all issued shares of Dai-ichi Tatemono Kanri Co., Ltd. in May 2006. This step was part of a management buyout (MBO) implemented in conjunction with the retirement of the company’s representative directors. Over the past 29 years, Dai-ichi Tatemono Kanri has been offering comprehensive property management services targeting buildings and other facilities. Operating mainly in the Kinki region, the company has also made inroads into Tokyo and Nagoya in recent years. Dai-ichi Tatemono Kanri boasts more than 20,000 condominium units under management, ranking it 9th among independent condominium management companies in Japan.

Looking ahead, ORIX plans to pursue an additional equity investment of around 10%, mainly from Dai-ichi Tatemono Kanri’s directors and employees. ORIX also plans to reinforce the new management team by dispatching three directors and two corporate auditors to the company. ORIX aims to drive further business expansion at Dai-ichi Tatemono Kanri by leveraging the ORIX Group’s expertise and networks in real estate-related businesses, while retaining the company’s unique brand and corporate culture, both of which have been cultivated since its founding.

2.	Expansion of Automobile Operations Leveraging High-Quality Services and Economies of Scale

Automobile Operations

(1) Business Environment and Performance Trends

The Automobile Operations segment is engaged in the automobile leasing and rental businesses. Corporate customers that utilize a large number of vehicles in their businesses are the primary customers of the automobile leasing business. Our maintenance leasing business is firmly established and highly rated by major users as a total vehicle management outsourcing service, and the business has achieved sound growth even during economic downturns.

Though a number of leasing companies are of late showing interest in the maintenance leasing business, this business requires a well-developed infrastructure and a service system able to deliver sufficient levels of service. In terms of the number of vehicles under lease, a certain scale is also needed in order to develop a competitive business.

Due to the nature of the business, combined with major realignments in the banking industry and other factors, there have been a number of takeovers and mergers in the automobile leasing industry in recent years.

In addition to acquiring several companies in the automobile leasing and rental businesses since March 2002, ORIX Corporation currently holds the leasing industry’s top position in terms of automobile lease volume, with 529,000 vehicles under management, and the car rental industry’s second position, with a fleet of 46,000 vehicles. ORIX is steadily seeing growth in business results in these areas.

(2) ORIX’s Strengths

ORIX Corporation’s Automobile Operations segment boasts well-established strengths in all stages of automobile leasing, from purchasing to selling. In addition, ORIX’s scale of over 500,000 vehicles under lease enables us to lower costs through purchasing power, offer sophisticated services and invest in efficient infrastructure.

 Purchasing

ORIX is a major buyer of vehicles, purchasing approximately 90,000 new automobiles per year. Leveraging economies of scale, ORIX is able to purchase vehicles, components, tires, oil and other maintenance goods at favorable prices, boosting profitability. Moreover, we are able to return this advantage to customers in the form of lower prices, enhancing our price competitiveness.

‚ Product Design

Because it is engaged in the leasing business and the rental car business, ORIX is able to offer unique services combining the functions of these businesses.

For example, corporate clients that lease vehicles for business in regular seasons may choose to simultaneously utilize rental car services during busy seasons, thereby lowering overall costs.

For individual customers, we offer affordable two-year leasing plans that allow customers to cancel their new-car leases after two years, effectively enabling them to “purchase only the amount that they drive” the vehicle. Though five years is standard for conventional leases, vehicles that are returned after a short time can also be used in our rental car business, contributing to our ability to provide flexible product proposals.

ƒ Marketing

In addition to the sales and marketing network for corporate clients in the Automobile Operations segment, our marketing capabilities are further enhanced by cross-selling activities in the Corporate Financial Services segment. To further expand business, we are also utilizing our extensive sales and marketing network of business partners composed of approximately 1,100 companies including service station operators, factories, allied leasing companies, insurance agencies and others.

To promote automobile leasing among individual customers, we are bolstering our marketing activities through alliances with AUTOBACS SEVEN CO., LTD., Japan’s largest retailer of automotive goods, and with major credit card companies such as JCB Co., Ltd.

„ Services

More than 70% of ORIX’s automobile leases are maintenance leases. In order to provide a full range of customer services, ORIX has developed its own network of 13,000 allied maintenance and repair stations throughout Japan that are capable of providing high-quality services to customers.

In addition to maintenance, our full range of sophisticated services include a refueling administration system and support in preparing environmental management reports for local governments.

To supply high-quality services, a certain scale in terms of number of vehicles under lease is also needed. ORIX leverages economies of scale to offer customers superior services at competitive prices.

… Selling

ORIX sells approximately 80,000 vehicles per year, primarily as commercial-use vehicles, that have been used as leased automobiles or rental cars. To help sell this large number of vehicles efficiently, we own four auction sites in different areas of Japan. At the same time, we are working to diversify marketing channels by compiling sales information according to vehicle model on newer passenger vehicles and utilizing other auction sites.

(3) Business Development for Medium- and Long-Term Growth

As of March 31, 2005, there were approximately 76.28 million registered automobiles in Japan, of which leased vehicles accounted for only about 2.89 million, or 3.8%. Companies with 10 or more vehicles (fleet users) were using approximately 7.0 million vehicles, of which approximately 2.1 million were leased, making for a leasing rate of about 30% among fleet users (Figures are estimates by ORIX Auto Corporation).

The automobile leasing utilization rate is still quite low compared to those for other products. For example, the leasing utilization rate for computers, communications equipment and other general-use office equipment is estimated to be roughly 60%. Automobiles are considerably more difficult to maintain and manage than many other types of equipment. In view of these factors, ORIX expects that the convenience of automobile leases will drive the leasing rate for fleet users above its current level of approximately 30%.

ORIX believes that promoting automobile leases among non-fleet users, including for private vehicles that currently have an extremely low usage rate, presents a tremendous opportunity for growth. As a new business field, ORIX is working to develop products and services that will demonstrate the appeal of leasing to individual customers. We are also leveraging our alliance network to raise awareness and enhance the convenience of private vehicle leasing.

In the rental car business, we offer a vast lineup of vehicles to corporate and individual customers, from passenger cars and trucks to specialized vehicles. To customers who utilize our automobile leasing services, we provide options for combining use of rental car products and services.

By continuing to provide products that match a diverse range of customer needs, ORIX will continue to differentiate itself and further expand the scope of its businesses.

3.	Diversified Business Development Suited to the Changing Real Estate Market

Real Estate-Related Finance, Real Estate

(1) Business Environment and Performance Trends

Japan’s real estate market underwent a prolonged slump following the collapse of the bubble economy. From around 1997, investment funds began acquiring real estate-backed problem loans from banks, marking the beginning of a new trend in the real estate market. Subsequently, the spread of securitization and other new financing methods was accompanied by increased activity in real estate transactions.

Land prices in central Tokyo at last hit bottom, and we are seeing land prices begin to recover in both the Tokyo Metropolitan area and other regional cities. Demonstrating a continued recovery, condominium sales throughout Japan were up for the second consecutive year, with sales in 2005 reaching 167,560 units.

ORIX’s real estate related businesses consist of the Real Estate-Related Finance segment and the Real Estate segment. Both of these segments are working to improve performance in response to changes in the market.

(2) ORIX’s Strengths

ORIX is engaged in multifaceted real estate businesses. ORIX’s strength revolves around this diversified business development, which gives ORIX the capacity to grasp numerous earnings opportunities in the current of real estate transactions, as well as the ability to efficiently leverage the specialization of its respective businesses.

● Real Estate-Related Finance Segment

ORIX has been providing real estate-backed loans since 1971, as one of its many services to small and medium-sized enterprises (SMEs). We entered the housing loan business in 1980, enhancing both our legal know-how in real estate transactions and our analytical capabilities in terms of future cash flow from prospective real estate investments.

In 1999, ORIX handled its first securitization of a non-recourse loan (a loan secured only by the mortgaged property and the cash-flow generated from the property), and issued its first commercial mortgage-backed securities (CMBS) in 2000. ORIX’s expansive securitization functions, which include providing non-recourse loans, creating securitization products, as well as investor marketing and loan servicing, help ORIX to take advantage of numerous earnings opportunities.

Non-recourse loans became fairly common in the U.S.A. as a technique for both procuring funds and investing, but this type of business first appeared in Japan from around the latter part of the 1990s, and the scale of the market continues to grow today. ORIX’s main business partners in this area are privately placed real estate investment funds and developers.

ORIX’s aggregate CMBS issues reached approximately ¥209.2 billion as of March 31, 2006. The overall Japan market in 2005 saw approximately ¥1,400 billion in new CMBS issues.

After the collapse of Japan’s bubble economy, ORIX sold off or managed its own secured real estate, and advanced with the recovery of non-performing loans. These experiences laid the foundation for the growth of the loan servicing business that we subsequently launched.

A number of loan servicing companies were established following the enactment of special measures related to the servicing of receivables in 1999 (Servicer Law). Today there are over 90 companies operating in the industry, managing approximately ¥164 trillion in receivables.

ORIX has obtained high ratings in three different servicing operations, namely special servicing (collection of non-performing loans), primary servicing (collection of performing loans), and master servicing (integrated management of primary servicing, special servicing and other servicing tasks).

As financial institutions disposed of non-performing assets following the collapse of Japan’s bubble economy, ORIX expanded its investment in non-performing loans and its special servicing operations. As of March 31, 2006, the cumulative value of non-performing loans purchased by ORIX (face value) was roughly ¥4,300 billion.

■ ORIX CMBS Issues in Japan

		Underlying assets		Total value (Billions of yen)
Payment date	Issue mode	(Number of Loans)	(Number of collateral items)
Oct./00	Private placements in Japan	6	41	27.2
Sep./02	Private placements in Japan	11	40	19.9
Mar./03	Beneficial interest in trust	1	1	7.4
Aug./03	Beneficial interest in trust	1,109	204	7.6
Sep./03	Beneficial interest in trust	5	10	9.3
Mar./04	Private placements in Japan	17	21	21.5
Aug./04	Beneficial interest in trust	4	17	6.8
Sep./04	Beneficial interest in trust	5	11	15.2
Feb./05	Beneficial interest in trust	2	9	11.7
Feb./05	Beneficial interest in trust	4	10	10.1
Jun./05	Beneficial interest in trust	3	18	30.0
Aug./05	Beneficial interest in trust	4	68	18.9
Mar./06	Beneficial interest in trust	6	11	23.6

				Total 209.2

*	In addition to the above CMBS issues, ORIX securitized ¥7.6 billion in non-recourse apartment loans in November 2005.

● Real Estate Segment

Utilizing know-how derived from experience in real estate-related finance to discern the profitability of real estate, ORIX entered the employee dormitory business in 1986. In addition to residential condominium development, ORIX is currently developing a wide range of other businesses. These include development, marketing and leasing of office buildings, as well as integrated facilities management.

•	Residential Condominium Development

ORIX launched its residential condominium development business in 1993, and has increased its sales of units under the Sanctus brand since 1997. We work to develop unique plans by providing design and functions for each property that are matched with the surrounding communities and landscapes. We also make use of design, construction and sales out-sourcing services that enable flexible management and operation.

Mark Springs is a representative example of ORIX’s unique residential projects, created on a vast 54,000 m2 area larger than the Tokyo Dome. Mark Springs consists of 647 condominium units in three towers, 87 houses, as well as medical and nursing facilities.

•	Development, Marketing and Leasing of Office Buildings

In the latter half of the 1990s, banks and corporations aggressively sold off real estate for the respective purposes of non-performing asset disposal and asset consolidation. During this time, ORIX began pioneering its office building development, marketing and leasing business. Investment needs have since broadened with the appearance of real estate investment trusts (J-REITs), and ORIX is expanding business in this area. We have a vast amount of information regarding land and buildings through the network we have built up in related industries, and we fully leverage this information when assessing prospective investments in terms of the land, use and specifications of a property.

•	Integrated Facilities Management and Related Services

ORIX Facilities Corporation, which handles integrated facilities management and services encompassing maintenance and repair management, cleaning and other services at office and commercial buildings, joined the ORIX Group in 2001. Though ORIX Facilities Corporation already had a well-established performance track record, its marketing channels were further enhanced after becoming part of the ORIX Group, enabling advantageous cross-selling in the Corporate Financial Services segment.

(3) Business Development for Medium- and Long-Term Growth

Real estate transactions in Japan and the financing conditions to support them continue to undergo changes. Functions in the real estate field are becoming more compartmentalized and specialized, while real estate is being packaged for investors as a financial product in the finance industry. The loan securitization business is also making strides with the appearance of new real estate purchasing methods including J-REITs, privately placed real estate investment funds and others.

In the Real Estate-Related Finance segment, ORIX will continue to focus on securing new business opportunities as real estate is offered as a financial product. In the Real Estate segment, ORIX will work to increase added value by promoting integrated development and by strengthening its facility management operations in a business environment where real estate prices are determined by the profitability of the underlying asset.

● Real Estate-Related Finance Segment

In May 2006, ORIX began handling small-scale non-recourse loans from ¥100 million. Local investors who desire to procure funds to purchase a small property in their regional city may use this type of loan and demand in this area is growing.

We are making full use of our nationwide sales and marketing offices in the Corporate Financial Services segment. In addition to traditional activities involving large-scale real estate in the Tokyo and Osaka Metropolitan areas, we will aggressively work to meet needs in regional cities.

In the loan servicing business, the establishment of corporate rehabilitation funds by regional financial institutions has been gaining momentum throughout Japan since about 2004. These funds purchase debt from regional financial institutions in an effort to support corporate reorganization. ORIX has also established joint funds in collaboration with regional financial institutions, and expanded investment in regional areas leveraging these joint endeavors. While continuing to concentrate efforts in these operations, we will also step up initiatives to steadily expand results in the securitization business of providing primary and master loan servicing operations.

● Real Estate

•   Residential Condominium Development

While developing its own unique product plans, ORIX will also promote joint business operations with other real estate companies in large-scale condominium development in urban centers, leveraging one another’s specialization in planning strengths, marketing abilities and other areas. We aim to further expand operations in and around Tokyo, Osaka and other regional cities. Moreover, with the goal of increasing added value, we will promote development combining commercial facilities and senior citizen housing.

•   Development, Marketing and Leasing of Office Buildings

We will continue to search for investment opportunities in urban centers, further expanding operations in Osaka and other regional cities. In addition to office buildings, ORIX will diversify the types of properties it targets for development, including logistics facilities and others.

● Senior Housing Operations

ORIX established ORIX Living in April 2005 to handle the operation of fee-based senior citizen homes and rental housing for senior citizens. In July 2006, ORIX Living began operation of its first senior citizen home in the Tarumi district of Kobe City.

In Denmark, where welfare for the aged is advanced, the time from a person’s late middle ages to senior years is deemed the “good time.” ORIX has applied this concept in naming one of its buildings Good Time Living, the result of a project aimed at offering a living environment where residents can enjoy the fullest days of their lives.

● Golf Course and Hotel Operations

ORIX has been in the business of operating golf courses and hotels since 1986 and 1991 respectively. ORIX has acquired nine golf courses from the Fuji Country Group since November 2004, raising its current total to 16 golf course operations. In addition, ORIX operates 11 hotels, including the Hotel RIVA Shinsaibashi for which ORIX received the shares in March 2006 and changed the name in June of the same year. ORIX is also supporting reorganization initiatives at Suginoi Hotel.

Though the collapse of the bubble economy led to the failure of many golf courses and hotels, some corporations are reorganizing businesses through debt consolidation. ORIX is currently engaged in providing management know-how to such corporations.

● Interview: ORIX Senior Citizen Housing

Yoshiaki Morikawa, President, ORIX Living Corporation

Q: What reasons did ORIX have for entering the business of operating senior citizen housing?

After working in office building development, and hotel and resort-related businesses for a real estate development company, I joined ORIX at the start of 2000. Since that time, I have been involved in reorganization of hot spring resorts, as well as the establishment of businesses related to development and operation of public hospitals and aquariums through the Private Finance Initiative (PFI) method. In 2000, ORIX launched the business of renting renovated dormitories to nursing care providers, and used this as an opportunity to begin a survey on operating nursing care facilities. Upon the sale of condominium subdivisions that were built together with a clinic and fee-based senior housing in Yokohama City, Kanagawa in 2002, ORIX found that over 20 percent of buyers were people over 50 years old who cited being able to use such facilities in the future as the reason for purchasing these condominiums. We were strongly impressed by the greater than expected response, the needs for nursing-care related services and by the high value of housing and town planning to meet these needs. As a result, we established ORIX Living in April 2005 to operate this business.

Q: What sort of facilities does ORIX Living provide for senior housing?

ORIX Living’s services are designed to enable guests (residents) to enjoy a plentiful living environment, while providing peace of mind by allowing families to live together with aged family members. We offer over 100 educational, cultural and other activities for guests to lead an enhanced lifestyle. By combined development with condominium subdivisions, we aim to develop environments where family members can live nearby. Guests pay one-time entry fees of ¥3-¥5 million, and monthly fees of ¥200,000-¥240,000, which cover rent, maintenance and food expenses. Nursing care services are available through the public nursing care insurance system.

Q: How will ORIX develop this business going forward?

One out of four Japanese people in the year 2015 will be 65 years of age or more according to projections, and the number of people 75 years of age or more is expected to grow by nine million over the next 20 years. While a number of companies are rushing to enter the business of residential facilities for the aged, the number of facilities is not keeping pace with the aging of society. ORIX Living will continue to develop its senior citizen housing businesses, centered in the Tokyo Metropolitan area and the Kansai area. In addition to the Tarumi, Kobe facility, we plan to develop condominium subdivisions with combined facilities in Osaka and Chiba in the fiscal year ending March 31, 2007.

4.	Globalization and Diversified Business Expansion

The Americas, Asia, Oceania and Europe

(1) Business Environment and Performance Trends

ORIX’s overseas business includes “The Americas” segment and the “Asia, Oceania and Europe” segment.

The performance of The Americas segment has been on an improving trend since the fiscal year ended March 31, 2003. Based on a favorable market environment, ORIX has been expanding profits with a significant contribution coming from the CMBS business and capital gains from real estate sales. At the same time, we advanced our reorganization and sold the master and primary servicing business in December 2005.

On the other hand, the business performance of the Asia, Oceania and Europe segment has improved as the economy in each country has been recovering since 2002.

(2) ORIX’s Strengths

ORIX’s strengths in overseas businesses are its focus on “aggressive overseas expansion” and “localization.”

● Aggressive Overseas Expansion

ORIX’s overseas history began with its presence in Hong Kong in 1971, seven years after the initiation of the company. Since then, ORIX has worked aggressively to develop its leasing business for SMEs as it has in Japan.

On the other hand, we have expanded our business in the U.S. since 1981 to include corporate finance, direct financing leases, real estate-related finance and our real estate business. Our businesses in the United States still play an important role in developing new financial expertise.

As of March 31, 2006, 40 major companies are operating businesses in 238 locations in 22 countries outside of Japan. We have established business networks to collect various information based on the aggressive overseas expansion for over 35 years.

● Localization

ORIX has increased its overseas business locations over many years, and the businesses in these locations have become deeply rooted in each area.

Principles of overseas expansion are that “Major customers are local medium-sized companies” and “Local management teams are utilized.” We have also established many joint ventures with local financial institutions in Asia and the Middle East.

•   PRIMARY CUSTOMERS: LOCAL SMEs

Major businesses overseas include direct financing leases, which are used as a financing tool for capital investment for medium-sized companies in Japan. ORIX judged that similar needs also exist overseas, and has been targeting local medium-sized companies.

•   MANAGEMENT BY LOCAL STAFF

ORIX believes the best way to make our business successful is to delegate authority to local management which has a net-work in local communities and is accustomed to local business practices. Most of our overseas affiliates are operated by local management based on proactive recruitment, training and promotion of local staff.

•   JOINT VENTURES WITH LOCAL FINANCIAL INSTITUTIONS

Joint ventures and partnerships with financial institutions provide us with large benefits in the financial services business, such as access to local community networks and credit information on clients.

Moreover, the joint venture provides an important role for a stable source of financing.

(3) Business Development for Medium- and Long-Term Growth

ORIX aims to expand its business overseas, by expanding into new areas and promoting diversification.

● Expanding into New Areas

One of the characteristics of ORIX’s overseas business is our wide network in the Middle East. After expanding into Pakistan in 1986, ORIX developed operations in Oman, Egypt, Saudi Arabia and the U.A.E under the leadership of Pakistani management. Then, in June 2005, ORIX invested in a leasing company in Kazakhstan.

The overseas expansion has been led mainly by Pakistani management that possesses broad knowledge and experience in the Middle East, and this is what we mean by localization.

ORIX established a leasing company in China in August 2005. We also invested in a railway leasing company and real estate company in China.

● Interview: Business Expansion through Joint Ventures in the Middle East

Humayun Murad CEO, ORIX Leasing Pakistan General Manager, ORIX Group Middle East Area

Business Expansion in the Middle East and Central Asia
1986	Pakistan
1994	Oman
1997	Egypt
2001	Saudi Arabia
2002	U.A.E.
2005	Kazakhstan

ORIX Leasing Pakistan (OLP) was established as a joint venture between ORIX and government affiliated financial institutions in 1986 and is one of the pioneers of leasing in Pakistan. Leasing is acceptable under the Islamic laws for financing which the Government had then introduced to promote capital expenditure, and plays an important role in the economic development and promotion of employment in the country. Currently, OLP is the largest leasing company in Pakistan by assets with a focus on assisting small- and medium-sized enterprises in various industries including the textile industry.

Due to OLP’s close geographical proximity to the Middle East and expertise of its employees, the ORIX Group has expanded its network in the region in cooperation with OLP, by establishing joint venture leasing companies. OLP provides managerial, staff and systems support to five countries in the Middle East and one country in Central Asia.

One of the characteristics of our business expansion led by OLP is our partnership with the International Finance Corporation (IFC), a member of the World Bank. There are no other global financial companies such as ORIX that have expanded small-lot leasing activities into local communities. ORIX’s business model matches the objectives of the IFC where they aim to support capital expenditures for nurturing private sectors in developing countries and we have jointly promoted our business with the IFC globally.

Strong demand for leasing is expected in the future in the Middle East in the backdrop of active investment in infrastructure including the construction of airports, water supply and electric power generation as well as capital expenditures in the private sectors. OLP will continue to emphasize its leasing business and will also work together with ORIX to leverage opportunities for investing in infrastructure projects.

● Promotion of Diversification

We will continuously provide financial services relevant to market needs in each area based on the business model of diversification in the U.S. and Japan. In the field of automobile maintenance leases and real estate-related finance, the business model has already been shared.

We expanded the automobile maintenance lease business in 11 countries with the know-how cultivated in Japan, such as sales skills and network establishment.

In the area of real estate-related operations, ORIX USA Corporation initiated its loan securitization and servicing business in 1987. Since the latter half of the 1990s, we began originating non-recourse loans for securitization for the first time in Japan, which was the start of our servicing business in Japan, utilizing our expertise in the United States.

        In Real Estate-Related Finance, ORIX has been involved in its CMBS and loan servicing operations in the U.S. since 1997. Leveraging this know-how in engineering asset administration systems gained through its U.S. business, ORIX launched loan servicing operations in Japan in 1999, and issued CMBS in 2000. We are currently expanding to Taiwan the business of purchasing non-performing loans (NPLs), which is one facet of our loan servicing business in Japan.

In January 2006, the U.S. investment bank Houlihan Lokey Howard & Zukin joined the ORIX Group. In the future, we are planning to utilize their skills in M&A and financial restructuring advisory services in Asia as well as Japan.

ORIX will continue working to mutually develop business models for each of its overseas operations, aiming to further diversify overseas businesses.

● Investment Banking Services in the U.S.

Houlihan Lokey Howard & Zukin

• Founded: 1970

• Number of employees: About 700

• Locations: Eight locations in the U.S. (Los Angeles, New York, Chicago, San Francisco, Minneapolis, Washington D.C., Dallas, Atlanta) and three locations in Europe (London, Paris, Frankfurt).

• Business overview: Houlihan Lokey provides investment banking services including corporate finance advisory, financial opinions and advisory, and financial restructuring advisory to clients ranging from small, privately held companies to Fortune 500 corporations. The firm’s corporate finance efforts are aimed primarily at medium-sized companies.

■ Corporate Finance Advisory Services

With a staff of experienced M&A and finance professionals and high-level expertise in many industry sectors, Houlihan Lokey provides advisory services on acquisitions and divestitures and raising debt and equity capital. Specifically, Houlihan Lokey has achieved many successes involving M&A and financing in its core industry groups: Aerospace-Defense-Government; Basic Industrial; Consumer, Food & Retail; Engineering & Construction; Financial Institutions; Healthcare; Media, Sports & Entertainment; Real Estate-Lodging-Home-building; Technology; and Telecom. The firm was ranked the No. 1 U.S. M&A advisor for transactions under $750 million in 2005, and No. 2 for all U.S. transactions.

■ Financial Opinions & Advisory Services

Houlihan Lokey provides financial opinions in two broad categories: transactions and financial reporting. In mergers and acquisitions, recapitalizations and other transactions, the firm issues opinions to boards of directors, lenders and other parties to transactions that address specific financial issues. On the financial reporting side, the firm issues opinions that are used by companies for establishing the reported value of their assets and liabilities. Houlihan Lokey has been ranked the No. 1 provider of M&A fairness opinions for six consecutive years.

■ Financial Restructuring Advisory Services

Houlihan Lokey has established itself as a leading provider of financial advice and investment banking services for troubled companies and their constituencies. Houlihan Lokey has achieved many successes in financial restructuring in the U.S. From 2000, the firm advised major parties in interest in 17 of the 25 largest corporate bankruptcies in the U.S., including Enron and WorldCom.

● Interview: Pursuing Synergy of Investment Banking Know-How and ORIX’s Network

Houlihan Lokey Howard and Zukin Co-CEO Scott Beiser

Q1. Please tell us about the background of the firm’s founding and history of diversification of the business.

Houlihan Lokey was founded in 1970 in Los Angeles. While the firm initially offered general business advisory services to companies in the middle market, it emerged by the late 1970s as one of the nation’s premium providers of financial and valuation opinions. In the mid-1980s Houlihan Lokey started to provide investment-banking service to its middle-market client base, including M&A advisory services and financing advice. In 1987, the firm identified a market for financial restructuring advisory services and began assembling an active and dominant restructuring group. There is a general trend in the U.S. toward the use of independent financial opinion providers. The enforcement of the Sarbanes-Oxley Act in 2002 gave us business opportunities in the area of financial advisory services, as more emphasis will be placed on judicial scrutiny of auditing and the business regulatory environment in financial transactions.

Q2. Please tell us about a typical deal.

As an example of one of our typical deals, we will introduce the case of Deutsch Connectors, a leading multinational manufacturer and supplier of interconnect solutions, which Houlihan Lokey served as its exclusive financial advisor in connection with a potential sale of the company. Houlihan Lokey, through its U.S., Paris and London offices, approached a diverse universe of buyers and obtained substantial value for the client by focusing on Deutsch’s leading technology, internationally recognized brand name and potential synergies through the combination of its operations. Deutsch was sold in June 2006 to Wendel Investissement, a leading publicly traded French private equity firm, for an equity purchase price of $1.04 billion.

Q3. What is Houlihan Lokey’s expectation of ORIX?

We decided to accept ORIX’s offer for two key reasons. First, we recognized the need to bolster our Asian presence as part of our international expansion strategy. Second, we realized that joining forces with ORIX’s U.S. lending operations made tremendous business sense. The nature of our agreement allows our firm to maintain the strong identity and professional independence that have been so important to our success. Houlihan Lokey, together with ORIX USA’s Corporate Finance Group, will expand both firms’ M&A and financing-related business in the U.S. In addition, our two firms can realize new business opportunities globally by combining Houlihan Lokey’s middle-market investment banking leadership with ORIX’s extensive network.

■ Business Activities (Segment Information)

1. About Segment Information

Since our establishment in 1964, we have used accounting principles generally accepted in the United States (U.S. GAAP). Since our listing on the New York Stock Exchange (NYSE) in September 1998, we have filed financial reports under U.S. GAAP with the United States Securities and Exchange Commission (SEC) and the NYSE. Financial information used internally by management and information provided to shareholders is based on U.S. GAAP.

Under U.S. GAAP, we are required to disclose information based upon the individual items for operating assets and revenues in our consolidated statements of income and consolidated balance sheets. In the notes to our consolidated financial statements, we are also required to disclose segment information.

Segment information is disclosed on the basis that is regularly used by management for evaluating the performance of business segments and deciding how to allocate resources to them and is based on the nature of the services provided by operations in Japan or by geographic area for overseas operations.

Operations in Japan are also classified into a number of segments by region for administrative purposes and by type of product or service handled. However, when the nature of the transactions, the types of customers, and the operating environment are similar, certain such items are included in one segment.

The highlights shown on this page are excerpted from the complete “Segment Information” found in Note 30 (p.144) of the “Notes to Consolidated Financial Statements.” On p.34-35, we have also broken down operating assets and revenues according to segments.

● Concerning the Breakdown of Operating Assets and Revenues by Segment

Looking at the breakdown of operating assets and revenues by segment, readers can see that one accounting item is sometimes recorded in several segments. For example, “Investment in Direct Financing Leases” is recorded under Operating Assets in all segments. Meanwhile, under Revenues, “Life Insurance Premiums and Related Investment Income” is an accounting item specific to the Life Insurance Segment. In addition, “Real Estate Sales” derived from condominium development, as well as “Gains on Sales of Real Estate under Operating Leases” derived from sale of office buildings and other properties, are recorded as transaction results under the Real Estate Segment.

Operating revenues such as “Direct Financing Leases,” “Operating Leases,” “Interest on Loans and Investment Securities” and “Life Insurance Premiums and Related Investment Income” are generated by operating assets and are recorded according to the type of operating transaction. Revenues from “Real Estate Sales” are derived from assets held under the consolidated balance sheet item “Inventories” (which are not included under Operating Assets). Brokerage commissions and other fee income are also not directly linked with Operating Assets.

■ Segment Information

Year ended March 31, 2006

	Millions of yen
	Operations in Japan							Overseas Operations		Total
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate- Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Segment revenues	¥97,683	¥130,775	¥67,066	¥69,472	¥198,780	¥137,468	¥111,854	¥70,223	¥88,914	¥972,235
Interest revenue	33,074	2	3	56,223	1,372	—	38,163	24,485	8,533	161,855
Interest expense	12,316	2,660	888	7,502	5,304	92	4,371	11,272	16,292	60,697
Depreciation and amortization	20,234	36,306	34,369	2,084	7,882	51	4,345	1,463	27,715	134,449
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	3,161	(941)	19	6,296	46	204	6,307	(413)	1,801	16,480
Write-downs of long-lived assets	1,292	—	—	—	2,006	—	—	—	—	3,298
Decrease in policy liabilities	—	—	—	—	—	47,172	—	—	—	47,172

Equity in net income of and gains on sales of affiliates	1,635	25	—	378	364	1,366	13,145	3,434	14,375	34,722
Discontinued operations	(274)	—	—	577	5,337	—	1,034	16,854	1,478	25,006
Segment profits	48,661	26,661	9,911	33,384	28,650	13,212	41,657	34,701	31,956	268,793

Segment assets	1,616,574	509,149	123,532	1,223,063	682,166	491,857	668,689	441,285	562,654	6,318,969
Long-lived assets	19,382	132,480	67,031	12,828	461,252	—	11,329	16,602	131,124	852,028
Expenditures for long-lived assets	4,198	67,154	40,291	2,827	146,929	348	1,392	12,204	52,104	327,447
Investment in affiliates	2,656	65	101	784	58,339	9,164	132,159	5,667	95,827	304,762

*	In accordance with organizational reforms that included a review of management categories, figures show results according to new business segments as of April 1, 2005. Accordingly, the real estate related-equity investment business and the REIT asset management and administration business, both of which were previously recorded in the Real Estate-Related Finance Segment, are included in figures for the Real Estate Segment from the fiscal year ended March 31, 2006. Please see Note 30 (p. 144) of the “Notes to Consolidated Financial Statements” for more details about segment information.

■ % of Segment Profits

Segment Profits in Fiscal 2006	Total 268,793 (Millions of yen)

Corporate Financial Services	48,661	(18)%
Automobile Operations	26,661	(10)%
Rental Operations	9,911	(4)%
Real Estate-Related Finance	33,384	(12)%
Real Estate	28,650	(11)%
Life Insurance	13,212	(5)%
Other	41,657	(15)%
Japan	202,136	(75)%
The Americas	34,701	(13)%
Asia, Oceania and Europe	31,956	(12)%
Overseas	66,657	(25)%

■ Breakdown of Operating Assets and Revenues by Segment (Fiscal 2006)

Segment	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate- Related Finance	Real Estate
Major Operations	General equipment leasing and installment loans to corporate customers, fee business	Automobile leasing and rentals	Rental of testing, measuring, and IT-related equipment	Real estate-related finance, housing loans, loan servicing, CMBS	Real estate developing and leasing, integrated facilities management, asset management services for REITs

■ Operating Assets (Billions of yen)
Investment in Direct Financing Leases	606 42%	365 25%	40 3%	1 0%	16 1%
Investment in Operating Leases	20 3%	142 19%	78 11%	5 1%	332 46%
Installment Loans	928 32%	— —	— —	1,115 38%	18 1%
Investment in Securities	56 9%	2 0%	6 1%	92 15%	4 1%
Other Operating Assets	2 2%	— —	— —	8 9%	70 75%

■ Revenues (Billions of yen)
Direct Financing Leases	44 45%	26 26%	1 1%	— —	1 1%
Operating Leases	14 6%	58 27%	60 28%	— —	27 13%
Interest on Loans and Investment Securities	33 20%	— —	— —	56 35%	2 1%
Brokerage Commissions and Net Gains on Investment Securities	1 3%	— —	2 5%	3 8%	2 5%
Life Insurance Premiums and Life Insurance Related Investment Income	— —	— —	— —	— —	— —
Real Estate Sales	— —	— —	— —	— —	74 100%
Gains on Sales of Real Estate under Operating Leases	— —	— —	— —	— —	9 100%
Other Operating Revenues	6 3%	47 24%	4 2%	9 4%	75 38%

Note 1:	Figures in the table above may vary from figures reported on the consolidated statements of income and the consolidated balance sheets because items considered as corporate revenues and operating assets are not included in the segment revenue and operating asset totals shown above.
Note 2:	The figures in the above table are in billions and may not add up to the totals in the consolidated financial statements due to rounding.

Segment	Life Insurance	Other	Japan Total	The Americas	Asia, Oceania and Europe	Overseas Total	Segment Total
Major Operations	Life Insurance	Consumer card loans, venture capital, securities brokerage, principal investment		Corporate leasing and lending, securities investment, loan servicing, real estate development, investment banking	General equipment and automobile leasing, ship finance, corporate lending

■ Operating Assets (Billions of yen)
Investment in Direct Financing Leases	76 5%	3 1%	1,107 77%	112 8%	217 15%	329 23%	1,436 100%
Investment in Operating Leases	— —	3 0%	580 80%	12 2%	129 18%	141 20%	721 100%
Installment Loans	139 5%	452 15%	2,652 91%	178 6%	97 3%	275 9%	2,927 100%
Investment in Securities	268 42%	67 11%	495 79%	129 20%	8 1%	137 21%	632 100%
Other Operating Assets	— —	9 10%	89 96%	— —	4 4%	4 4%	93 100%

■ Revenues (Billions of yen)
Direct Financing Leases	— —	— —	72 73%	9 9%	18 18%	27 27%	99 100%
Operating Leases	— —	— —	159 74%	1 1%	54 25%	55 26%	214 100%
Interest on Loans and Investment Securities	— —	38 24%	129 80%	24 15%	8 5%	32 20%	161 100%
Brokerage Commissions and Net Gains on Investment Securities	— —	25 64%	33 85%	5 13%	1 2%	6 15%	39 100%
Life Insurance Premiums and Life Insurance Related Investment Income	137 100%	— —	137 100%	— —	— —	— —	137 100%
Real Estate Sales	— —	— —	74 100%	— —	— —	— —	74 100%
Gains on Sales of Real Estate under Operating Leases	— —	— —	9 100%	— —	— —	— —	9 100%
Other Operating Revenues	— —	45 23%	186 94%	8 4%	5 2%	13 6%	199 100%

2. Performance and Strategies of Business Segments

Business Segments in Japan

● Corporate Financial Services Segment

Segment	Performance (Millions of yen)

	‘02	‘03	‘04	‘05	‘06
Segment Revenues	¥87,052	¥86,105	¥82,603	¥90,795	¥97,683
% of Total Revenues	12.25%	11.59%	10.49%	9.49%	10.05%
Segment Profits	¥38,111	¥27,560	¥27,150	¥43,848	¥48,661
% of Total Profits	43.80%	52.70%	23.18%	24.62%	18.10%
Segment Assets	¥1,537,033	¥1,525,968	¥1,416,117	¥1,506,311	¥1,616,574
% of Total Assets	27.03%	28.40%	27.71%	27.43%	25.58%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets

(Billions of yen)

Investment in Direct Financing Leases	606	(38)%
Investment in Operating Leases	20	(1)%
Installment Loans	928	(58)%
Investment in Securities	56	(3)%
Other Operating Assets	2	(0)%
Investment in Affiliates	3	(0)%
Inventories and Advances for Investment in Operating Leases	2	(0)%
Total	1,617	(100)%

Breakdown of Segment Revenues

(Billions of yen)

Direct Financing Leases	44	(45)%
Operating Leases	14	(14)%
Interest on Loans and Investment Securities	33	(34)%
Brokerage Commissions and Net Gains on Investment Securities	1	(1)%
Other Operating Revenues	6	(6)%
Total	98	(100)%

Major Companies

ORIX Corporation, ORIX Alpha Corporation, Momiji Lease Corporation, Nittetsu Lease Co., Ltd., ORIX Kitakanto Corporation, ORIX Tokushima Corporation

Number of Employees     1,650

Overview

The operations of the Corporate Financial Services segment trace their origins back to when we were established as a specialist leasing company in 1964. The sales and marketing network of this segment extends throughout 96 locations in Japan to service a customer base consisting of approximately 500,000 small and medium-sized enterprises (SMEs). We provide direct financing leases for such items as computers and equipment to the commercial and service industries, in addition to corporate loans, and engage in the cross-selling of life and casualty insurance, investment products, as well as integrated facilities management services. Our cross-selling begins with the introduction of a lease or loan, after which we work to determine the needs of our customers. This allows us to provide other various products and services and ultimately solutions based upon particular operational needs.

Performance in Fiscal 2006

Segment revenues were up 8% year on year to ¥97,683 million ($832 million) due to the expansion of loans to corporate customers, an increase in the contribution from direct financing leases, and an increase in gains from securitization compared to the previous fiscal year.

Segment profits increased 11% to ¥48,661 million ($415 million) compared to ¥43,848 million in the previous fiscal year despite the increase in other operating expenses as the provision for doubtful receivables and probable loan losses declined from ¥10,529 million in the previous fiscal year to ¥3,161 million ($27 million) this fiscal year.

Segment assets increased 7% on March 31, 2005 to ¥1,616,574 million ($13,761 million) due to an increase in loans to corporate customers despite the lower level of direct financing leases as a result of securitization.

Operating Environment and Business Strategies

Despite expectations of increased competition as financial institutions actively pursue the SME loan market; we anticipate many business opportunities to emerge for providing financial services to SMEs as the Japanese economy continues to enjoy a steady recovery. On the other hand, we will focus on deepening our relationships with regional financial institutions by leveraging our expertise and our sales and marketing network to expand the provision of loan guarantees to financial institutions on a nationwide basis. As of March 31, 2006, we had agreements with 80 financial institutions throughout Japan for providing loan guarantees.

We will increase the number of frontline staff, raise marketing capabilities, further expand our sales and marketing network and increase efforts to further strengthen our relationships with customers. We believe that the expansion of our sales and marketing network will provide us with various new business opportunities and we will actively expand leases and loans that meet our standards for profitability, cooperate with specialized units to address customer needs, and promote cross-selling of life insurance, automobile-related administration and integrated facilities management services. Furthermore, we will provide a variety of financial services in response to the growing demands of business restructuring through M&A and the sale of business units in the middle market.

Business Segments in Japan

● Automobile Operations Segment

Segment Performance (Millions of yen)

	’02	’03	’04	’05	’06
Segment Revenues	¥72,242	¥89,856	¥97,995	¥117,871	¥130,775
% of Total Revenues	10.17%	12.09%	12.44%	12.31%	13.45%
Segment Profits	¥10,946	¥17,775	¥17,921	¥21,088	¥26,661
% of Total Profits	12.58%	33.99%	15.30%	11.84%	9.92%
Segment Assets	¥441,681	¥385,385	¥418,412	¥451,715	¥509,149
% of Total Assets	7.77%	7.17%	8.19%	8.22%	8.06%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets (Billions of yen)

Investment in Direct Financing Leases	365	(72)%
Investment in Operating Leases	142	(28)%
Investment in Securities	2	(0)%
Total	509	(100)%

Breakdown of Segment Revenues (Billions of yen)

Direct Financing Leases	26	(20)%
Operating Leases	58	(44)%
Other Operating Revenues	47	(36)%
Total	131	(100)%

Major Company

ORIX Auto Corporation

Number of Employees     1,751

Overview

The Automobile Operations segment consists of the automobile leasing and car rental operations.

The ORIX Group first launched its automobile leasing maintenance services for corporations in 1973. Today, this business offers a full range of vehicle management outsourcing services to meet customer needs.

The car rental operations began in 1985, and today rents vehicles under the ORIX Rent-A-Car, JAPAREN, and X-Rent-A-Car brands. With approximately 800 rental outlets across Japan, we offer a wide range of rental vehicles for both corporate and individual customers.

Performance in Fiscal 2006

Segment revenues increased 11% year on year to ¥130,775 million ($1,113 million). Although the automobile rental operations were flat compared to the previous fiscal year, the automobile leasing operations expanded.

Segment profits increased 26% to ¥26,661 million ($227 million) in line with the increase in segment revenues compared to ¥21,088 million in the previous fiscal year.

Segment assets increased 13% on March 31, 2005 to ¥509,149 million ($4,334 million) due to the higher level of direct financing lease assets in the automobile leasing operations.

Operating Environment and Business Strategies

In January 2005, seven automobile-related leasing and car rental companies were integrated into ORIX Auto Corporation with the aim of expanding our product and service offerings and to achieve greater economies of scale.

With approximately 529,000 vehicles under lease as of March 31, 2006, ORIX enjoys a substantial lead over the nearest competitor in the industry. Although the competition has grown stronger as other competitors in leasing are focusing on automobile leasing in recent years, ORIX Auto is leveraging the advantage of size to maintain its leading position to purchase vehicles and parts for maintenance at low cost, and to invest in efficiency-enhancing infrastructure to improve customer service.

The ORIX Group offers to corporate clients maintenance services that utilize our unique strengths, such as our advanced infrastructure that includes a network of approximately 13,000 affiliated service stations throughout Japan and our vehicle management system. We also provide high-quality services such as support in preparing environmental management reports to submit to the government.

We are taking full advantage of the cross-selling marketing capabilities of ORIX’s Corporate Financial Services segment, and also marketing through about 1,100 third-party sales agents, including gas stations, service shops, affiliated lease companies and insurance sales agents to expand our automobile leasing operations for corporate clients.

The ORIX Group has begun automobile leasing for individual customers as a new initiative. We market through tie-ups with partners such as AUTOBACS SEVEN Co., Ltd. and major credit card companies such as JCB Co., Ltd. We will continue to develop products recognized by individual customers for their value, and to conduct sales promotions in order to raise awareness of the advantages offered by automobile leasing.

The number of vehicles under the management of our car rental operations was approximately 46,000 as of March 31, 2006, placing us second in the industry. We will offer our corporate and retail customers a full-line of vehicles from all manufacturers from passenger cars to trucks and specialty vehicles. In addition, we will offer customers that have automobile leases with us, proposals, products and services combining rentals of our vehicles.

Business Segments in Japan

● Rental Operations Segment

Segment Performance (Millions of yen)

	’02	’03	’04	’05	’06
Segment Revenues	¥69,721	¥68,162	¥73,235	¥68,447	¥67,066
% of Total Revenues	9.81%	9.17%	9.30%	7.15%	6.90%
Segment Profits	¥8,915	¥3,225	¥8,058	¥9,384	¥9,911
% of Total Profits	10.25%	6.17%	6.88%	5.27%	3.69%
Segment Assets	¥129,110	¥126,466	¥119,388	¥118,427	¥123,532
% of Total Assets	2.27%	2.35%	2.34%	2.16%	1.95%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets

(Billions of yen)

Investment in Direct Financing Leases	40	(32)%
Investment in Operating Leases	78	(63)%
Investment in Securities	6	(5)%

Total	124	(100)%

Breakdown of Segment Revenues

(Billions of yen)

Direct Financing Leases	1	(1)%
Operating Leases	60	(90)%
Brokerage Commissions and Net Gains on Investment Securities	2	(3)%
Other Operating Revenues	4	(6)%

Total	67	(100)%

Major Company

ORIX Rentec Corporation

Number of Employees     889

Overview

We entered the precision measuring equipment rental market in 1976. Today our principal operations in this market include the rental of computers and precision measuring equipment, as well as the provision of technical support, calibration, asset administration services and a variety of other services related to rental equipment use. Maintaining a base of approximately 500,000 units of 30,000 different types of equipment, our automated warehouses provide customers with a rapid response to orders. We hold a strong position in the market for measuring equipment rental, meeting demand from research centers, production divisions of information and telecommunication manufacturers, and semiconductor manufacturers, who require the latest high-tech equipment for specified periods of time. ORIX Rentec Corporation has acquired ISO certification, the international standard for quality assurance systems. With a high level of quality assurance, ORIX Rentec strives to maintain and improve customer satisfaction with services in its rental and calibration operations.

Performance in Fiscal 2006

Segment revenues were down 2% year on year to ¥67,066 million ($571 million) as there were fewer orders from electronics and communications equipment manufacturers for operating lease precision measuring and other equipment rentals, despite an increase in revenues from transactions being accounted for as direct financing leases.

Segment profits increased 6% to ¥9,911 million ($84 million) compared to ¥9,384 million in the previous fiscal year. Although segment revenues were lower, the recording of gains on investment securities resulted in higher segment profits.

Segment assets were up 4% on March 31, 2005 to ¥123,532 million ($1,052 million).

Operating Environment and Business Strategies

The market for precision measuring equipment rental stagnated due to a downturn at Japanese electronics manufacturers beginning in the latter half of 2004 and continuing through 2005. The market is now recovering as the rental needs from the mobile communications sector have stopped declining, and demand is also solid in the digital terrestrial broadcasting and automotive sectors. Information and telecommunication equipment rental demand is high, supported by a recovery in the overall Japanese economy and increased investment in information technology, as well as stronger needs related to information security.

The Rental Operations segment is working to boost utilization rates through careful selection of equipment types in light of customer trends in capital investment, and by promoting rental and related services.

Leveraging our cumulative know-how in logistics and calibration, we are working to further expand business beyond rental operations to management services encompassing procurement, operation and disposal of IT-related equipment, as well as information security management. We are looking for growth in this area as customers express rising interest in bolstering information security and improving operating efficiency.

Overseas, demand for precision measuring equipment rentals is growing as corporations expand R&D and production centers globally. To capture this demand, we are expanding overseas operations in this segment. Commencing operations in Singapore in 1995, we then advanced into Korea in 2001. In 2004, we launched operations in China, where we primarily focus on manufacturing companies affiliated with Japanese corporations.

Business Segments in Japan

● Real Estate-Related Finance Segment

Segment Performance (Millions of yen)

	’02	’03	’04	’05	’06
Segment Revenues	¥19,161	¥40,764	¥37,569	¥77,389	¥69,472
% of Total Revenues	2.70%	5.49%	4.77%	8.09%	7.15%
Segment Profits	¥912	¥13,413	¥10,547	¥13,856	¥33,384
% of Total Profits	1.05%	25.65%	9.00%	7.78%	12.42%
Segment Assets	¥846,513	¥830,534	¥831,179	¥956,047	¥1,223,063
% of Total Assets	14.89%	15.46%	16.27%	17.41%	19.36%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets

(Billions of yen)

Investment in Direct Financing Leases	1	(0)%
Investment in Operating Leases	5	(0)%
Installment Loans	1,115	(91)%
Investment in Securities	92	(8)%
Other Operating Assets	8	(1)%
Investment in Affiliates	1	(0)%
Inventories and Advances for Investment in Operating Leases	1	(0)%

Total	1,223	(100)%

Breakdown of Segment Revenues

(Billions of yen)

Interest on Loans and Investment Securities	56	(81)%
Brokerage Commissions and Net Gains on Investment Securities	3	(4)%
Other Operating Revenues	9	(13)%
Discontinued Operations	1	(2)%

Total	69	(100)%

Major Companies

ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

Number of Employees     648

Overview

This segment provides real estate finance to corporations, a business that has its origins in the real estate-backed loan business we began in 1971, and housing loans to individuals, a business we launched in 1980. In April 1998, we acquired ORIX Trust and Banking (formerly Yamaichi Trust & Bank, Ltd.). This acquisition provided us with a general banking license and trust business license. ORIX Trust and Banking is working to expand its housing loan operations. In the business of real estate finance for corporations, we expanded into loan servicing in 1999, and have been engaged in securitization of non-recourse loans since 2000.

Performance in Fiscal 2006

Segment revenues decreased 10% year on year to ¥69,472 million ($591 million). Although revenues associated with corporate loans, including non-recourse loans, and the loan servicing operations expanded in addition to the contribution from gains on investment securities, there were no revenues associated with the sales of real estate developments, in this fiscal year that were recorded in the previous fiscal year.

Segment profits increased 141% to ¥33,384 million ($284 million) compared to ¥13,856 million in the previous fiscal year due to the lower provision for doubtful receivables and probable loan losses that decreased from ¥16,290 million in the previous fiscal year to ¥6,296 million ($54 million) this fiscal year, and the contributions from revenues associated with the loan servicing operations and from gains on investment securities.

Segment assets increased 28% on March 31, 2005 to ¥1,223,063 million ($10,412 million) due mainly to the increase in corporate loans.

Operating Environment and Business Strategies

In real estate finance for corporations, non-recourse loan demand from real estate funds remains strong. Banks, however, are also stepping up their lending to real estate funds, and competition is increasing. The Real Estate-Related Finance segment will pursue flexibility in determining the risks it will assume in property lending, and work to differentiate its services by providing a broad range of loans from senior debt to mezzanine finance. We will also seek to leverage the strength of our varied functions, from new securitizations to investor marketing and loan servicing, in order to capture a diverse array of earnings opportunities.

In the fiscal year ended March 31, 2006, we began offering ORIX Flat 35 securitization-structured housing loans in conjunction with the Government Housing Loan Corporation. The segment is working in alliance with the residential condominium development operations of the Real Estate segment to develop sales channels, and expand the housing loan securitization business. We issued ¥209.2 billion in commercial mortgage-backed securities (CMBS) up until the fiscal year ended March 31, 2006.

Competition is intensifying in the housing loan business due to the entry of banks into the loan sector for investment purpose real estate. We will shore up our competitiveness by flexibly setting loan periods and interest rate levels, based upon careful consideration of interest rate movements as well as targeting customers that are looking to actively invest in housing as part of their investment needs.

In the field of investing in and servicing non-performing loans, major banks have largely completed bulk disposals of non-performing loans, leading to a reduction in the availability of such assets for purchase from major banks. On the other hand, in an aim to support the reorganization of their corporate customers, regional financial institutions are establishing corporate rehabilitation funds throughout Japan. The segment is working with regional financial institutions by investing in such funds and by providing collection services.

Business Segments in Japan

● Real Estate Segment

Segment	Performance (Millions of yen)

	’02	’03	’04	’05	’06
Segment Revenues	¥104,517	¥121,876	¥167,452	¥195,906	¥198,780
% of Total Revenues	14.71%	16.40%	21.26%	20.47%	20.45%
Segment Profits	¥10,584	¥-33,282	¥13,799	¥23,959	¥28,650
% of Total Profits	12.16%	-63.64%	11.78%	13.45%	10.66%
Segment Assets	¥492,856	¥404,817	¥387,398	¥500,755	¥682,166
% of Total Assets	8.67%	7.54%	7.58%	9.12%	10.80%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets

(Billions of yen)

Investment in Direct Financing Leases	16	(2)%
Investment in Operating Leases	332	(49)%
Installment Loans	18	(3)%
Investment in Securities	4	(1)%
Other Operating Assets	70	(10)%
Investment in Affiliates	58	(8)%
Inventories and Advances for Investment in Operating Leases	184	(27)%

Total	682	(100)%

Breakdown of Segment Revenues

(Billions of yen)

Direct Financing Leases	1	(1)%
Operating Leases	27	(14)%
Interest on Loans and Investment Securities	2	(1)%
Brokerage Commissions and Net Gains on Investment Securities	2	(1)%
Real Estate Sales	74	(37)%
Gains on Sales of Real Estate under Operating Leases	9	(4)%
Other Operating Revenues	75	(38)%
Discontinued Operations	9	(4)%

Total	199	(100)%

Major Companies

ORIX Real Estate Corporation, ORIX Facilities Corporation

Number of Employees     1,809

Overview

The Real Estate segment has its origins in corporate dormitory rentals, which we launched in 1986. We then began developing residential condominiums in 1993. In addition to condominiums, the segment is now engaged in the development, marketing and leasing of office buildings; operation of hotels, training facilities and golf courses; integrated facilities management; as well as asset management and administration on behalf of REITs.

Performance in Fiscal 2006

Segment revenues increased 1% year on year to ¥198,780 million ($1,692 million). Lower real estate sales were recorded as there were no revenues associated with the sales of real estate developments, such as office buildings, in this fiscal year that were recorded in the previous fiscal year. On the other hand, the increase in gains associated with sales of real estate under operating leases and revenues associated with our integrated facilities management operations led to the higher segment revenues.

Segment profits increased 20% to ¥28,650 million ($244 million) compared to ¥23,959 million in the previous fiscal year as a result of the increase in gains associated with the sales of real estate under operating leases.

Segment assets increased 36% on March 31, 2005 to ¥682,166 million ($5,807 million) due to the purchase of some rental purpose real estate.

Operating Environment and Business Strategies

In fiscal 2005, new condominium sales in the Tokyo Metropolitan area rose year-on-year for the first time in five years, with completed contract rates exceeding 80%. Market conditions throughout Japan remain strong, marked by consecutive annual rises in residential condominium construction since 2003. We expect to complete development of high-rise condominiums in the Tokyo Bay area and Osaka during the fiscal year ending March 31, 2007, and we expect to supply more condominium units to brokers than the 2,300 units supplied during the fiscal year ended March 31, 2006. Our future development plans are concentrated on housing for senior citizens and commercial facilities.

As the scale of the real estate investment fund market, including J-REITs, continues to grow, the variety and location of real estate targeted for investment opportunities also continues to expand in scope. However, we will invest selectively, due to anticipated rises in long-term interest rates. We are working to expand our office building development, sale and rental activities into new locations and diversify investment in logistics facilities and other real estate.

We are also working to expand our operation of hotels, training facilities and golf courses. We are attempting to strengthen our integrated facilities management services by not only providing maintenance for all types of properties including commercial facilities, office buildings and condominiums, but also increasing cash flows of customers’ properties through tenant placement services.

In April 2005, we established ORIX Living Corporation, which operates senior housing as well as condominiums to provide a comfortable living environment for seniors. To meet the needs of an ageing society, we will also continue to proactively focus on the development of senior housing that offers nursing care services, with the aim of opening 50 facilities over the next five years.

Business Segments in Japan

● Life Insurance Segment

Segment Performance (Millions of yen)

	’02	’03	’04	’05	’06
Segment Revenues	¥154,296	¥138,511	¥133,391	¥136,857	¥137,468
% of Total Revenues	21.72%	18.64%	16.93%	14.30%	14.14%
Segment Profits	¥5,764	¥4,791	¥5,382	¥7,223	¥13,212
% of Total Profits	6.62%	9.16%	4.59%	4.06%	4.92%
Segment Assets	¥543,738	¥579,805	¥582,473	¥567,023	¥491,857
% of Total Assets	9.56%	10.79%	11.40%	10.32%	7.78%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets

(Billions of yen)

Investment in Direct Financing Leases	76	(15)%
Installment Loans	139	(28)%
Investment in Securities	268	(55)%
Investment in Affiliates	9	(2)%

Total	492	(100)%

Breakdown of Segment Revenues

(Billions of yen)

Life Insurance Premiums and Related Investment Income	137	(100)%
Total	137	(100)%

Major Company

ORIX Life Insurance Corporation

Number of Employees    464

Overview

ORIX began marketing life insurance to corporate customers in 1991 via sales agents. This segment now focuses on providing detailed insurance planning for customers based on their specific needs. Our insurance products are cross-sold by sales and marketing specialists in the Corporate Financial Services segment. In addition, we launched direct sales of ORIX Direct Insurance for individuals in 1997, and have since been working to expand sales to individuals.

Performance in Fiscal 2006

Segment revenues were up slightly to ¥137,468 million ($1,170 million) due to the increase in life insurance related investment income while life insurance premiums were flat compared to the previous fiscal year.

Segment profits increased 83% year on year to ¥13,212 million ($112 million) compared to ¥7,223 million in the previous fiscal year due to lower insurance payments and other expenses.

Segment assets were down 13% on March 31, 2005 to ¥491,857 million ($4,187 million) due to a reclassification of some assets as a result of a change in their use to office facilities and a decrease in the investment portfolio associated with the maturity of some endowment insurance policies.

Operating Environment and Business Strategies

In the life insurance industry, customer needs continue to diversify in the retail insurance market, and more attention is being given to medical and other types of insurance outside the traditional life and non-life insurance categories.

The ORIX Group has been striving to develop customer-oriented products such as term-life insurance, health insurance for hospitalization and cancer insurance. These products are sold through two channels, sales agents and direct marketing.

We sell insurance by mail order to lower marketing costs and insurance premiums. We also offer innovative products, allowing customers to choose the insurance coverage they require. The ORIX Group is working to further increase income by expanding sales of its highly regarded term-life insurance as well as by focusing on sales of medical policies offering a broader range of coverage periods for hospital expenses.

We will make full use of our Group network and work to increase external sales agents to grow our business targeting corporate customers. We will also strive to enhance collaboration between sales agents and direct marketing channels, increase the effectiveness of our advertising campaigns and boost operational efficiency.

In asset management, the segment is modifying the maturity structure of its investment portfolio in light of the increase in longer-term policy liabilities while we focus on our leading product. Moreover, to provide for stable income from its portfolio, the segment is expanding the scope of its investment.

As of May 31, 2006, ORIX Life was rated “A+” by R&I and JCR for payment capability of insurance claims and “A-” by S&P for insurance financial strength.

Business Segments in Japan

● Other Segment

Segment Performance (Millions of yen)

	’02	’03	’04	’05	’06
Segment Revenues	¥49,142	¥61,240	¥73,987	¥143,754	¥111,854
% of Total Revenues	6.92%	8.24%	9.39%	15.02%	11.50%
Segment Profits	¥4,941	¥8,452	¥10,079	¥20,970	¥41,657
% of Total Profits	5.68%	16.16%	8.60%	11.78%	15.50%
Segment Assets	¥352,433	¥387,978	¥412,505	¥489,758	¥668,689
% of Total Assets	6.20%	7.22%	8.07%	8.92%	10.58%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets

(Billions of yen)

Investment in Direct Financing Leases	3	(0)%
Investment in Operating Leases	3	(0)%
Installment Loans	452	(68)%
Investment in Securities	67	(10)%
Other Operating Assets	9	(2)%
Investment in Affiliates	132	(20)%
Inventories and Advances for Investment in Operating Leases	3	(0)%

Total	669	(100)%

Breakdown of Segment Revenues

(Billions of yen)

Interest on Loans and Investment Securities	38	(34)%
Brokerage Commissions and Net Gains on Investment Securities	25	(22)%
Other Operating Revenues	45	(40)%
Discontinued Operations	4	(4)%

Total	112	(100)%

Major Companies

ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Corporation

Number of Employees     2,713

Overview

The Other segment encompasses a range of operations including new businesses. Principal activities include card loans (which we began in 1986), venture capital (from 1983), securities brokerage and services (commenced through capital participation in 1986) and principal investments (from 2000). This segment includes the equity method affiliates The Fuji Fire and Marine Insurance Company Limited, in which ORIX made an investment in 2002, and DAIKYO INCORPORATED in 2005.

Performance in Fiscal 2006

Segment revenues decreased 22% year on year to ¥111,854 million ($952 million). Although there were contributions to revenues from companies that we invested in the previous fiscal year, as part of our corporate rehabilitation business, and from the securities operations and gains on investment securities, the flat year on year revenues from the card loan operations and the change in accounting treatment of transportation revenues to equity in net income of affiliates, resulted in the lower revenues.

Segment profits increased 99% to ¥41,657 million ($355 million) compared to ¥20,970 million in the previous fiscal year due to the lower provision for doubtful receivables and probable loan losses associated with the card loan operations that decreased from ¥9,971 million in the previous fiscal year to ¥6,307 million ($54 million) this fiscal year, and the increase in gains on sales of companies invested in as part of our corporate rehabilitation business and affiliates.

Segment assets were up 37% on March 31, 2005 to ¥668,689 million ($5,692 million). The increase in segment assets was due to a change in the cardholder membership agreement at our card loan operations whereby the balance of certain card loans that were previously accounted for as off-balance sheet assets no longer meet the requirements for such accounting treatment and were accounted for as on-balance sheet assets from this fiscal year, and due to the increase in loans related to margin trading at the securities brokerage.

Operating Environment and Business Strategies

Competition among consumer credit companies has continued to intensify with a growing number of banks and IT companies entering the card loan market. Consistent with the Interest Limitation Law, the market has also experienced an increase in loan products. In the card loan business, we have been concentrating our efforts on our VIP Loan Card, with interest rates set between 8% and 18%, which was introduced to meet the cash needs of business people in their 30s and 40s. We have also endeavored to accumulate greater expertise in screening, promotional procedures and IT marketing through the growing number of customer transactions. Utilizing this experience and know-how as a base, we are striving to further enhance the marketability of the VIP Loan Card, and to capture new business opportunities, including the development of cards for owners of small and medium-sized enterprises, for the younger generation, and for females. The outstanding card loan balance as of March 31, 2006 was approximately ¥318.9 billion.

In our venture capital operations, we seek to secure investment opportunities, in an environment of increasing business start-ups, by continuing to cooperate closely with the Corporate Financial Services segment. As of March 31, 2006, the outstanding balance of assets under management at ORIX Capital was approximately ¥30 billion, which consisted largely of stocks.

In the securities brokerage business, the Internet-based brokerage market continues to enjoy significant growth. Against this backdrop, we are expanding our system capacity and reinforcing our administrative and management structure, in order to handle increasing numbers of accounts and Internet-based transactions. ORIX Securities has seats on the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange and the Jasdaq Securities Exchange.

Although the principal investing market is expanding in the backdrop of an increase in M&A transactions and increased flow of capital into the market from newly established investment funds, competition is becoming intense. In an effort to secure new business opportunities, we are working to better utilize the information pipeline of the Corporate Financial Services segment to collect information on needs related to M&A and business succession of this segment’s core customer base of SMEs, and also to leverage the ORIX Group’s recent investment in a U.S.-based investment bank.

Overseas Business Segments

● The Americas

Segment Performance (Millions of yen)

	’02	’03	’04	’05	’06
Segment Revenues	¥76,798	¥61,643	¥50,373	¥53,084	¥70,223
% of Total Revenues	10.81%	8.29%	6.39%	5.55%	7.22%
Segment Profits	¥810	¥1,332	¥7,601	¥15,621	¥34,701
% of Total Profits	0.93%	2.55%	6.49%	8.77%	12.91%
Segment Assets	¥794,330	¥618,148	¥472,595	¥403,399	¥441,285
% of Total Assets	13.97%	11.51%	9.25%	7.34%	6.98%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets

(Billions of yen)

Investment in Direct Financing Leases	112	(25)%
Investment in Operating Leases	12	(3)%
Installment Loans	178	(40)%
Investment in Securities	129	(29)%
Investment in Affiliates	6	(2)%
Inventories and Advances for Investment in Operating Leases	4	(1)%

Total	441	(100)%

Breakdown of Segment Revenues

(Billions of yen)

Direct Financing Leases	9	(13)%
Operating Leases	1	(1)%
Interest on Loans and Investment Securities	24	(34)%
Brokerage Commissions and Net Gains on Investment Securities	5	(7)%
Other Operating Revenues	8	(12)%
Discontinued Operations	23	(33)%

Total	70	(100)%

Major Company

ORIX USA Corporation

Number of Employees    1,200

Overview

The operations in this segment include corporate finance, investment banking, real estate-related businesses, and leasing. In corporate finance, we have been providing corporate loans since 1981, and are presently also investing in high yield bonds. Our real estate-related operations began in 1987 with the acquisition of a real estate development company and since that time we have expanded into related operations including commercial mortgages. We began investing in CMBS in the early 1990s and entered the loan servicing business in 1997. We discontinued and sold our primary and master commercial mortgage servicing business in December 2005 and currently engage in special servicing only. In leasing we have focused primarily on equipment leasing to corporate customers since 1989. In January 2006, we acquired the investment bank Houlihan Lokey Howard & Zukin, Inc., or Houlihan Lokey, a leading M&A advisor in the United States. ORIX USA Corporation, or ORIX USA acts as the holding company for the operations in the United States.

Performance in Fiscal 2006

Segment revenues increased 32% to ¥70,223 million ($598 million). Although revenues associated with direct financing leases were flat, revenues from interest on loans to corporate customers and sales on real estate increased year on year. In addition, there were also contributions from the gain on the sale of the primary and master servicing businesses and from the operations of the investment bank Houlihan Lokey Howard & Zukin that entered the ORIX Group.

Segment profits increased 122% to ¥34,701 million ($295 million) compared to ¥15,621 million in the previous fiscal year due to the increase in segment revenues and reductions in operating expenses such as the “provision for doubtful receivables and probable loan losses” that went from ¥1,498 million in the previous fiscal year to a reversal of ¥413 million ($4 million) this fiscal year.

Segment assets increased 9% on March 31, 2005 to ¥441,285 million ($3,757 million). Although there was a withdrawal from an investment in an affiliate accompanying its termination, segment assets were up due to the increase in loans to corporate customers and the depreciation of the yen against the dollar.

Operating Environment and Business Strategies

The corporate finance market in the U.S. is expanding against the backdrop of continuing demand for capital and product innovation. At the same time, it is becoming more difficult to locate profit opportunities in the securities market as a result of increased investor competition and a lower nominal yield environment. In response to these conditions, during fiscal 2006 and going forward we are focusing on expanding our corporate lending operations and pursuing selective investments in high yield bonds.

The U.S. real estate market, which in recent years has experienced continuous growth in property values; appears to be peaking at least temporarily and new investment opportunities are becoming harder to locate. In light of these conditions, we determined to capture profits through the sale of real estate holdings and the resecuritization of a portion of our CMBS portfolio over the last two years.

As a part of business restructuring initiatives, we sold our commercial mortgage servicing business, and entered the investment banking field. The investment bank Houlihan Lokey, which joined the ORIX Group in January 2006, is noted for its strength in investment banking activities concentrated on middle-market companies. It was the leading M&A advisor in the number of transactions under $750 million in 2005. Houlihan Lokey was also the second most active M&A advisor overall in the United States in 2005 based on the number of transactions. Houlihan Lokey’s operations include industry specialists who play a central role in the firm’s activities by providing a broad range of services appropriate for companies in any financial condition. Houlihan Lokey has established itself as a leading investment bank in the field of advisory services for M&A, and business restructuring, financial restructuring and fund procurement to public and private middle-market companies.

Looking ahead, we will further enhance our corporate finance operations through its integration with our investment banking operations as a provider of loans to middle-market companies, primarily involving M&A transactions. Furthermore, we plan to expand our M&A and restructuring advisory operations into Japan and Asia.

Overseas Business Segments

● Asia, Oceania and Europe

Segment Performance (Millions of yen)

	’02	’03	’04	’05	’06
Segment Revenues	¥77,476	¥75,005	¥71,176	¥73,089	¥88,914
% of Total Revenues	10.91%	10.09%	9.03%	7.64%	9.15%
Segment Profits	¥6,033	¥9,029	¥16,596	¥22,133	¥31,956
% of Total Profits	6.93%	17.27%	14.17%	12.43%	11.89%
Segment Assets	¥548,937	¥513,081	¥469,675	¥498,855	¥562,654
% of Total Assets	9.65%	9.55%	9.19%	9.08%	8.90%

*	Segment profits refer to income before income taxes

ROA* (%)
Segment Profits (Billions of yen)

*	ROA = segment profits (losses) / average segment assets

Breakdown of Segment Assets

(Billions of yen)

Investment in Direct Financing Leases	217	(39)%
Investment in Operating Leases	129	(23)%
Installment Loans	97	(17)%
Investment in Securities	8	(1)%
Other Operating Assets	4	(1)%
Investment in Affiliates	96	(17)%
Inventories and Advances for Investment in Operating Leases	12	(2)%

Total	563	(100)%

Breakdown of Segment Revenues

(Billions of yen)

Direct Financing Leases	18	(20)%
Operating Leases	54	(61)%
Interest on Loans and Investment Securities	8	(9)%
Brokerage Commissions and Net Gains on Investment Securities	1	(1)%
Other Operating Revenues	5	(6)%
Discontinued Operations	3	(3)%

Total	89	(100)%

Major Companies

ORIX Asia Limited, ORIX Leasing Singapore Limited, ORIX Leasing Malaysia Berhad

Number of Employees    1,971

Overview

We established our first overseas office in Hong Kong in 1971 and over a 35-year period have expanded throughout Asia, Oceania, Europe, the Middle East, and North Africa. Operations consist primarily of corporate leasing and lending, ship finance, and transportation-related operating leases. In the Asia, Oceania and Europe segment, we operate in 21 countries and regions including Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, UAE, Kazakhstan, Australia, New Zealand, Ireland, and Poland.

Performance in Fiscal 2006

Segment revenues were up 22% year on year to ¥88,914 million ($757 million) due to the steady performance of automobile and machine equipment leasing and increase in revenues from the ship-related operations.

Segment profits increased 44% to ¥31,956 million ($272 million) compared to ¥22,133 million in the previous fiscal year due to an increase in segment revenues, the steady performance of equity in net income of affiliates, and the contribution from the gain on the sale of an affiliate.

Segment assets were up 13% on March 31, 2005 to ¥562,654 million ($4,790 million) due mainly to the increase in direct financing leases and the depreciation of the yen against the dollar.

Operating Environment and Business Strategies

In the segment, mainly centering on Asia, the ORIX Group is committed to delivering financial products and servicing focusing on corporate leasing, hire purchase and lending. We are expanding our business operations by leveraging the Group’s diversified products and services as well as our sales network.

Our automobile leasing operations apply the model developed by the ORIX Group in Japan. We have established automobile leasing operations in 15 countries overseas. As a pioneer in its field, ORIX is leveraging the expertise gained from operations in Australia and Japan as a springboard for business development in other countries. Accordingly, we have established specialty automobile leasing companies in South Korea, Thailand, Taiwan, and India.

We made an investment in a leasing company in Kazakhstan and investments in a leasing company and real estate development company in China in the fiscal year ended March 31, 2006. In India, we established the Pan-Asia Project Development Fund in partnership with India-based INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED (ORIX ownership: 21%), which provides investment banking services and corporate finance. The fund will invest in infrastructure projects in India and various ASEAN countries, targeting infrastructure projects in transportation, power generation, water supply and other fields.

Finally, the business performance of Korea Life Insurance, an equity method affiliate from 2002, remains strong and continues to contribute to the Group’s improved performance.

3. Overview of Major Topics

The following is a list of major topics that appeared in newspapers from among ORIX’s recent activities (June 2005 – June 2006). More detailed explanations can be found on p. 55 for the following topics among those listed here: In the Other segment, “ORIX Completes Acquisition of Chofu Driving School” is given as an example of investment banking, one of ORIX’s focus areas of operation from this time forward; in the Other segment, “Construction of Zero-Emissions Facilities Completed within the Sai-no-Kuni Resource Recovery Plant” is given as an example of ORIX’s efforts to advance into new business areas. And “ORIX Enters the Real Estate Development and Investment Business in Mainland China” is given as an example of new expansion of overseas businesses.

Segment	Topics	Date of article/Newspaper
Corporate Financial Services	ORIX to Acquire Leasing and Installment Sales Operations of Tokugin ORIX	(Jul. 27, 2005/Nikkei	)

	ORIX Agrees to Comprehensive Tie-up with JCB to Expand Customer Service	(Aug. 19, 2005/Nikkei	)

	ORIX Enters Alliance with Info Mart to Provide Service for Accelerated Payment of Receivable Guarantees	(Mar. 1, 2006/Nikkei-Sangyo	)

	ORIX Launches a Full-Scale ESCO Service for Efficient Retail Operations	(May 24, 2006/Nikkei	)

Automobile Operations	ORIX Auto Corporation and AUTOBACS SEVEN CO. LTD. to Form Alliance in Automobile Businesses Targeting Retail Customers	(Jun. 29, 2005/Nikkei	)

	ORIX Launches Outlet CAR Plan	(Sep. 5, 2005/Nikkei	)

	ORIX Auto to Acquire Additional Rex Leasing Shares	(Dec. 19, 2005/Nikkei	)

Rental Operations	ORIX Agrees to Tie-Up with Nihon Denkei Co., Ltd., Japan’s Largest Manufacturer of Electronic Measuring Equipment	(Nov. 25, 2005/Nikkei-Sangyo	)

Real Estate-Related Finance	ORIX Concludes a Business Partnership and Capital Injection Agreement with a Subsidiary of the Shinwa Bank	(Aug. 22, 2005/Nikkei	)

	ORIX Forms Tie-Up with Japan Finance Corporation for Small Businesses to Provide Securitization Support Services	(Oct. 11, 2005/Nikkei-Kinyu	)

	ORIX Begins Offering Senior Multipurpose Housing Loans	(Nov. 9, 2005/Nikkei	)

	ORIX Forms Business Tie-Up with Bank of the Ryukyus to Establish Corporate Rehabilitation Fund	(Nov. 28, 2005/Ryukyu Shimpo	)

	ORIX Forms Alliance With Government Housing Loan Corporation	(Feb. 23, 2006/Nikkei	)

	Agreement on Establishment of Osaka SME Corporate Rehabilitation Fund	(Mar. 30, 2006/Sankei	)

	ORIX Raises Interest Rates on Time Deposits to Highest Level in the Industry	(Apr. 13, 2006/Business i	)

	ORIX Unveils Small-Ticket Non-Recourse Loans Over Nationwide Sales and Marketing Network	(May 31, 2006/Nikkei	)

Real Estate	ORIX Named Sponsor of Shinko which is Under Rehabilitation	(Sep. 28, 2005/Nikkei	)

	Sweeping Renovation of the Main Building at Ohtsuki Hotel	(Feb. 2, 2006/Yomiuri	)

	BlueWave Corporation’s First Training Facility in Kansai Area Completed	(Feb. 2, 2006/Mainichi	)

	ORIX to Acquire all Shares of ANA Real Estate	(Feb. 24, 2006/Nikkei	)

	ORIX to Construct Kansai’s Tallest High-Rise, Earthquake-Proof Condominiums at 50 Floors	(Mar. 7, 2006/Asahi	)

	ORIX Real Estate to Acquire All Shares of Nankai Holiday Enterprise	(Mar. 8, 2006/Yomiuri	)

Other	All Shares of Minami Sports Transferred to KOSUGI SANGYO CO., LTD.	(Oct. 31, 2005/Nikkei	)

	ORIX and Saitama Resona Bank Establish Fund to Support SMEs in Saitama	(Dec. 6, 2005/Nikkei	)

	ORIX Completes Acquisition of Chofu Driving School	(Feb. 10, 2006/Nikkei	)

	ORIX Acquires All Shares of Dai-ichi Tatemono Kanri	(May 11, 2006/Nikkei	)

	Construction of Zero-Emissions Facilities Completed within the Sai-no-Kuni Resource Recovery Plant	(Jun. 18, 2006/Business i	)

The Americas	ORIX Joins Forces with US Investment Bank	(Oct. 31, 2005/Nikkei	)

Asia, Oceania and Europe	Investment in First Railway Leasing Company in China	(Sep. 22, 2005/Nikkei	)

	Establishment of 100% Foreign Owned Leasing Company in China	(Sep. 30, 2005/Nikkei	)

	ORIX and India-based IL&FS to Jointly Establish Pan-Asia Project Development Fund	(Jan. 19, 2006/Nikkei	)

	ORIX Enters the Real Estate Development and Investment Business in Mainland China	(Mar. 28, 2006/Nikkei	)

	ORIX to Aid Business Partner of The Nishi-Nippon City Bank in Launching Operations in China	(Apr. 27, 2006/Nikkei	)

(Entire Company)	Notice of Change in the Number of Shares that Constitute One Unit	(Sep. 13, 2005/Nikkei	)

● Other Segment    ORIX Completes Acquisition of Chofu Driving School

In January 2006, ORIX Corporation acquired Chofu Driving School Corp., one of Tokyo’s largest driving schools in terms of the number of students, by purchasing 94.1% of the shares of this company (All stock was acquired in May 2006).

Chofu Driving School occupies an expansive site of roughly 26,400 square meters on the outskirts of Tokyo in the city of Chofu. The site faces the Koshu-Kaido, and is only a 3-minute walk from the nearest station on the Keio Line. The company’s main businesses are the driving school, a bowling alley and real estate leasing. Since its inception in 1956, the core driving school operation has trained more than 400,000 students, making it the largest driving school along the Keio Line.

Following this transaction, four executives from ORIX, one of whom will serve as president, have been named as directors of Chofu Driving School. ORIX plans two main initiatives to leverage the specialized strengths of various ORIX Group companies to increase the value of Chofu Driving School. First is capturing synergies with ORIX Auto Corporation, which is engaged in auto leasing and rentals, used car sales and other activities involving automobiles. Second is utilizing the real estate that Chofu Driving School owns. ORIX Real Estate Corporation will develop the land of the driving school site using its expertise in property development after evaluating the prime location and area.

● Other Segment    Construction of Zero-Emissions Facilities Completed within the Sai-no-Kuni Resource Recovery Plant

The completion ceremony for the Sai-no-Kuni Resource Recovery Plant, a private-finance-initiative business being advanced by Saitama Prefecture, was held in June 2006. The “zero emissions facilities” constructed inside the factory as an ORIX undertaking subsequently began full-fledged operation.

In addition to the zero emissions facilities, the Sai-no-Kuni Resource Recovery Plant consists of a final processing site run by the prefecture, recycling facilities run by private sector corporations and joint research facilities, making it Japan’s first model facility for comprehensive resource recovery operated jointly by a prefecture and private corporations. Participating organizations are working in close collaboration to research and develop technologies for effective resource recycling at the plant.

The zero emissions facilities boast Japan’s largest-scale waste management capacity, at 450 tons per day. Waste products are processed at temperatures of 2,000°C through the latest gasification methods, enabling 100% recycling of heavy metals, slag in the form fine glass and other materials while suppressing the generation of dioxin. Gas generated during processing is refined and used as a fuel in high-efficiency power generation. The facilities are able to handle composite products that are normally difficult to dispose of, in addition to household waste and other ordinary waste, as well as waste plastic, sludge, wood scraps and other forms of industrial waste. The facilities have earned high acclaim for this versatility from manufacturers and companies that must dispose of their own products, as well as companies that have introduced ISO14001 standards and are focusing on environmental measures. ORIX has already entered a number of agreements for the construction of similar facilities.

ORIX aims to continue to promote environmental protection through the operation of these facilities.

● Asia, Oceania and Europe Segment    ORIX Enters the Real Estate Development and Investment Business in Mainland China

In March 2006, ORIX Corporation has taken an equity interest of approximately 10% in Tian An China Investments Company Limited (Head Office: Hong Kong), a company with about 20 years of experience in the field of real estate development and investment in China. ORIX is striving to make a full-scale entry into the Chinese real estate market with Tian An as its partner in China.

Buoyed by continued growth and upcoming events including the Beijing Olympics and Shanghai Exposition, China is expected to blossom into the world’s leading real estate market.

Tian An listed on the Stock Exchange of Hong Kong in 1987, and has developed its operations over several years throughout mainland China. Tian An’s business includes condominium sales, and the construction of office buildings, commercial properties, and industrial parks.

In light of economic expansion in China, Tian An is planning to construct several development projects on prime land that it has been securing over the last couple of years in major cities. ORIX will not only provide financing, but will also send management staff (directors) to Tian An as a means of reinforcing its corporate governance and financial position, with the aim of raising Tian An’s corporate value.

ORIX has undertaken a variety of investments in China. For example, ORIX began its precision measurement equipment rental operations in August 2004 with the establishment of ORIX Rentec (Tianjin) Corporation in August 2005. In addition, in January 2006, ORIX entered the railway leasing business through an equity investment in CHINA RAILWAY LEASING CO., LTD.

The investment in Tian An represents an important part of ORIX’s strategy in China. Leveraging its experience and expertise gained in Japan and overseas, the ORIX Group aims to develop a diverse array of real estate and financial service businesses also in China.

■ Funding and Liquidity

1. Funding Strategy

ORIX has continued to diversify its funding methods and sources over the years to maintain stable access to funding and reduce its interest expense. In addition, we flexibly adjust our funding structure in response to changing market environments and seek to consistently monitor risks associated with fluctuations in interest rates and liquidity levels to promptly adjust to changes in the financial environment and sustain low-cost, smooth funding operations at all times.

2. Balance of Borrowings from Financial Institutions and the Capital Markets

ORIX’s funding includes borrowings from financial institutions and direct fund procurement from capital markets. Our diverse borrowing sources include city banks, trust banks, regional banks, agriculture-related financial institutions, life insurance companies, casualty insurance companies, and foreign banks. As of March 31, 2006, ORIX had borrowings from approximately 200 such institutions. We procure funds directly from capital markets through issues of straight bonds, commercial paper (CP), and medium-term notes (MTNs) as well as through the securitization of lease and other receivables, and the issuance of equity and other equity-related financial instruments.

To facilitate funding operations, we have obtained credit ratings for our bonds and other capital market funding instruments from two Japanese rating agencies. As of May 31, 2006, ORIX’s domestically issued straight bonds and a euro MTN program have been assigned A+ rating by Rating and Investment Information Inc. (R&I), and AA– rating by Japan Credit Rating Agency, Ltd. (JCR). ORIX’s domestic CP is rated a-1 by R&I and J-1 + by JCR. Standard & Poor’s has assigned ORIX a rating of A– and Moody’s Investors Service, a rating of Baa1.

The percentage of funds raised directly from capital markets (excluding off-balance-sheet sources) was 47% and 48% in fiscal 2005 and fiscal 2006, respectively. We adjust the ratios of funding from financial institutions and capital markets flexibly in view of market conditions and seek to consistently maintain an optimal funding structure.

3. Initiatives to Diversify Funding Sources

As financial deregulation continues to proceed in Japan, we are diversifying our funding by continually seeking out and developing new fund-raising methods. Moreover, we are working to expand our investor base to further diversify and enhance the stability of our funding operations.

The prohibition on the issuance of CP by financial companies in Japan was eliminated in June 1993. In April 1998, additional deregulation made it possible to sell CP directly to investors without going through brokers. ORIX has worked to increase the number of investors to whom it sells CP directly, and its investor base for CP includes asset management companies, life and casualty insurance companies, regional banks, agricultural-related financial institutions, and other types of companies.

ORIX’s outstanding balance of CP on a consolidated basis, as of March 31, 2006, was ¥801,111 million ($6,820 million), versus ¥528,880 million at the end of the previous fiscal year. Also, as of March 31, 2006, the balance of ORIX’s CP issued directly to investors accounted for 57% of the Company’s CP issued in Japan.

Moreover, in February 2004, ORIX made the first public offering in Japan of electronic CP to small and medium-sized enterprises (SMEs), with the objectives of diversifying its funding sources and enlarging its base of investors. Going forward, we plan to continue to issue electronic CP to broaden our investor base and promote the creation of more efficient and broad-based primary and secondary CP markets, while working to control the risks associated with settlement and clearance.

Along with the expansion of the bond market in Japan, we have actively issued yen-denominated unsecured straight bonds in the Japanese market. To further diversify funding methods and broaden its investor base, ORIX separately issues bonds that are primarily for institutional investors and bonds that are primarily for individual investors.

The balance of straight bonds issued by ORIX (including private placements) held by institutional investors in Japan was ¥548,000 million ($4,665 million) at March 31, 2006, versus ¥388,000 million at the end of the previous fiscal year. Individual investors owned ¥365,000 million ($3,107 million) of ORIX’s straight bonds at March 31, 2006, and ¥430,000 million at the previous fiscal year-end.

In January 1992, ORIX became the first company in Japan to securitize lease receivables. Since that time, we have actively used asset securitization in Japan and overseas. As of March 31, 2006, the outstanding balance of securitized assets, including such assets as leasing and loan assets, stood at ¥469,302 million ($3,995 million) on a consolidated basis. Of this total, the portion accounted for as off-balance sheet assets was ¥362,969 million ($3,090 million).

In our overseas funding operations, our subsidiaries borrow from local markets, and we have increased the diversity of funding methods through such measures as issuing MTNs. ORIX and two overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $3 billion. Euro MTN issuance is determined based on the funding needs of overseas subsidiaries under the supervision of ORIX’s Treasury Department in Tokyo. As of March 31, 2006, the outstanding balance of ORIX’s MTNs was ¥108,743 million ($926 million).

In September 1998, ORIX listed its shares on the New York Stock Exchange (NYSE). In October 1999, ORIX became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the Securities & Exchange Commission (SEC) and listed on the NYSE. At that time, ORIX issued 3.3 million new shares and ¥40 billion (principal amount) in yen-denominated convertible bonds due 2005. The full amount of the ¥40 billion in convertible bonds issued in 1999 has been converted. In December 2001, ORIX made another overseas dual offering of new shares and yen-denominated convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes with stock acquisition rights, due June 14, 2022 (with a par value of $1,022 million), thereby procuring $400 million. This issue was the first of its kind by a Japanese company.

In October 2003, we filed a universal shelf registration statement with the SEC on Form F-3, permitting offerings in the United States of up to an aggregate maximum offering price of $500 million or the equivalent in foreign denominated currency or currency units of senior debt securities, subordinated debt securities, warrants, common stock, preferred stock, and American Depositary Shares (ADSs).

*	These notes were included in the calculation of diluted earnings per share from the third quarter of the previous fiscal year.

4. Liquidity

ORIX manages its liquidity by monitoring the schedule for maturities of assets and liabilities and raises funds as needed from financial institutions and capital markets in Japan and overseas. Funds raised are used efficiently to acquire new assets or to meet obligations for the repayment of liabilities. We place a high priority on ready and rapid access to funding in order to be able to respond rapidly to client needs and various transaction demands.

To sustain a high level of liquidity, ORIX has secured committed credit lines with a number of financial institutions. Total committed credit lines for ORIX and its subsidiaries were ¥885,106 million ($7,535 million) at March 31, 2006, and ¥895,805 million at the end of the previous fiscal year. Of these lines, ¥743,846 million ($6,332 million) were available at March 31, 2006, versus ¥795,935 million at the end of the previous fiscal year. These committed credit lines included global committed credit lines for major overseas subsidiaries totaling ¥83,735 million ($713 million), with ¥71,988 million ($613 million) available at March 31, 2006.

■ Risk Management

We consider management of a variety of risks essential to the effective allocation of management resources and to increasing our corporate value in light of the diversification of our business model and the consequent changes in our risk profile. Accordingly, through the development of a credible information network we have designed our risk management system in a manner that permits us to identify, measure, analyze and evaluate our risks, and to set appropriate policies and limits to manage and hedge such risks. In order to measure risk, we have adopted different methods in accordance with the characteristics of the assets and operations associated with each business. We alter the methods used to measure risk as a result of changes in our business model or the business environment.

Risk is monitored for each business and for each type of risk. Our monitoring includes details of where capital is used, analysis of changes over time and deviation from initial plans, and evaluation of profitability with respect to risk capital. Based on individual risks, monitoring also includes progress reports on particular projects and investments, including the status of exit strategies, comprehensive comparative analyses of projections and actual performance, and analyses of changes over time in important targets.

We continuously refine and strengthen our risk monitoring processes. We use the results of our monitoring by making changes to implement more sophisticated risk measurement methods and improve our risk management system.

The results of our monitoring are reported to senior management though the Investment and Credit Committee, and Group Executive Officer Meetings on a quarterly basis and are part of the fundamental data used to make strategic decisions and allocate capital to various businesses.

1. Systems and Functions Supporting Risk Management

Our risk management system is comprised of five principal functions. The first function consists of the sales and marketing departments. Our sales and marketing staff are responsible for a range of risk management functions, including implementing an initial credit analysis and evaluation with respect to potential transactions, and monitoring risks and managing and collecting problem assets with respect to originated transactions.

At the second function, we have four specialized groups responsible for risk management, consisting principally of the Risk Management Headquarters, which is responsible for evaluating and monitoring transactions proposed by our sales and marketing departments and for monitoring operating assets and risk capital and quantifying risk; the Treasury Department, which is in charge of risk related to procurement of funds; the Legal Department, which is in charge of legal risk; and the Compliance Department, which promotes compliance.

The third function of our risk management system is our Investment and Credit Committee, or ICC, which is comprised of senior management, including the CEO, COO, CFO and the executive officer in charge of investment and credit. The ICC meets on average three times a month primarily to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

Our monthly strategy meetings add a fourth function to our risk management system. These meetings, which are held monthly in principle, perform a particularly important role in the monitoring and control of the various businesses in which we are involved. In these meetings, senior management meets with the executives in charge of individual departments or business units to discuss matters such as the state of achievement of targets and changes in the business environment. Matters discussed in strategy meetings and considered vitally important to our operations are decided on by the ICC and reported to the board of directors as appropriate.

The fifth function of the risk management system is our Group Executive Officer Meetings, which is comprised of our directors, executive officers and group executives. Important information regarding the execution of duties by such officers of ORIX and the results of monitoring related to risk management and problem assets are discussed at such meetings.

2. Types of Risks Managed

(1) Risk Management of Direct Financing Leases and Installment Loans

The principal risk in direct financing leases and installment loans is the credit risk associated with the customer and its business.

Risk management in this field consists of four elements: (i) credit evaluation for each transaction, (ii) management of credit information, (iii) implementation of corrective actions for the management of problem assets and (iv) portfolio management. Our direct financing lease and installment loan businesses are mainly conducted in our Corporate Financial Services segment, The Americas segment and the Asia, Oceania and Europe segment.

● Credit Evaluation for Each Transaction

Staff members in ORIX’s sales and marketing departments are authorized to approve individual credit transactions within specific limits, which include both existing and potential new credit, based on the seniority of the relevant staff member. If a proposed transaction exceeds the relevant limit, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the ICC for approval. In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit evaluation based on the relevant customer’s financial position, transactional performance and projected cash flow. The evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction.

The Risk Management Headquarters regularly conducts by-country, by-region and by-industry evaluations to manage exposure to potentially high-risk markets.

● Management of Credit Information

Our Risk Management Headquarters obtains information on bankruptcies, dishonored bills and corporate performance from a number of credit data banks on a daily basis. This information is entered into a central database, which is used to prepare industry analysis reports and warning reports that are provided to relevant sales and marketing departments to keep them current on the condition of important customers. In cases where concerns associated with certain industries or customers arise, we take measures that may include freezing the extension of new credit, or reducing our existing exposure, with respect to the industry or customer in question.

● Corrective Actions for the Management of Problem Assets

We identify and administer problem assets, including debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose debts are not collected for three months or more, and whose businesses have deteriorated or who are involved in fraud. Preliminary reports on problem assets are prepared and delivered to the Receivables Administration Office and senior management depending on the size of the asset, and all pertinent data on such problem assets are entered into our proprietary database. Our sales and marketing departments work together with our Receivables Administration Office to maintain accurate records of delinquencies and to collect individual problem assets. Collection progress is reported to different levels of management depending on the size of the asset. Furthermore, the Receivables Administration Office regularly makes reports to the Group Executive Officer Meetings regarding overall trends in problem assets and problem assets exceeding a specified amount. Such reports on problem assets exceeding specified amounts includes details on the individual status, balance and amount of expected recovery of these problem assets.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of problem assets, our Receivables Administration Office takes immediate action, in cooperation with the relevant sales and marketing departments, to take steps to secure collateral or other guarantees and to begin the collection process. The Receivables Administration Office plays an important role in the collection process by drawing on its accumulated experience in collections and working closely with the sales and marketing departments providing such departments with appropriate guidance beginning with early first notices and extending to compulsory legal measures including seizure of collateral pledged against the exposure and other assets.

● Portfolio Management

In addition to the risks inherent in each individual credit extension and transaction, our Risk Management Headquarters regularly manages the credit risks associated with portfolios of assets. For example, both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category, by industry and by type of collateral or guarantee. We also monitor the state of concentration of specific customers and industries not only by the size of the asset but also by risk capital. We further classify and manage overseas asset portfolios by region, country and other characteristics.

The information described above is reported regularly to the ICC and Group Executive Officer Meetings by the Risk Management Headquarters.

(2) Risk Management of Operating Leases

A principal risk relating to operating leases is the risk of fluctuation of residual value of the leased property. Credit risk management is discussed above. Here we discuss managing the risk of fluctuation of residual value of the leased item, which is a characteristic most significantly of operating leases. Operating leases are mainly located in the Rental Operations segment, the Automobile Operations segment and the Asia, Oceania and Europe segment.

● Residual Value Risk Management

In order to control fluctuations in residual value, we monitor inventories of leased items, market environments and the overall business environment.

Some operating lease items such as ships or aircraft are classified as long-lived assets, but may only be leased out for a few years, and we bear the residual value risk for these items. We primarily limit our ship operating leases to general purpose ships that are relatively easier to repossess and re-lease. We finance larger ships that may have specific uses, but do not own them, as we do in the case of operating leases. For aircraft, as a rule, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and easy to lease. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

(3) Risk Management of Real Estate-Related Businesses

The activities of our real estate-related operations consist principally of the development of residential condominiums and the development and leasing of commercial real estate, as well as the operation of hotels, golf courses and training facilities, and financing operations for these real estate-related businesses. To accompany the expansion of our real estate-related businesses, we have attempted to create a comprehensive system within the ORIX Group to analyze and evaluate various real estate-related transactions. This business is handled mainly by the Real Estate- Related Finance segment and Real Estate segment.

We attempt to control or mitigate risks associated with our real estate-related businesses by drawing on what we believe are our strengths in the following areas.

Experience in Real Estate Operations. We have many years of experience in real estate operations. We believe we have substantial accumulated expertise in evaluating the cash flows of office buildings, commercial buildings and other types of real estate, as well as in evaluating the risks and opportunities inherent in real estate operations.

Real Estate Evaluation Specialists. We are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialists working in the Real Estate Appraisal Group of our Risk Management Headquarters. This group includes a total of 18 certified real estate appraisers and assistant real estate appraisers. In addition, the Construction Management Section of ORIX Real Estate includes 22 certified Class I architects.

Credit Evaluation Experience. We believe that we have accumulated substantial know-how in evaluating the credit of prospective tenants, general contractors and other related parties.

Access to Information. We have the ability to obtain detailed information relating to various aspects of real estate due to the know-how of subsidiaries that specialize in property management and due diligence with first-hand access to such information.

Specialist Cooperation. We believe that we can make quick real estate-related investment decisions because our management structure facilitates close cooperation among a number of our specialist groups, including those responsible for legal, accounting, tax and compliance issues.

Real estate-related business matters are decided by the ICC, which ascertains various risks including reputation risk, taking into account the opinions and valuations of specialized departments based on a number of indices for measuring profitability.

Our real estate portfolios are reported regularly to the ICC and monthly strategy meetings and reporting is based on factors such as the structure of the transaction, type of property and location.

In real estate-related business transactions, we place a heavy emphasis on the monitoring of business strategies and schedules. When changes in plan or fluctuations in revenues or schedules are observed, the business strategy is reevaluated. The evaluation of performance during regular monitoring is also used as an element in the calculation of risk capital.

Additionally, by monitoring risk according to the characteristics of each business in addition to comparing initial projections and actual performance, we work toward controlling or reducing risk. Examples of factors we monitor are, in the case of our non-recourse loan business, the loan-to-value ratio, or LTV ratio, the debt service coverage ratio, the interest spread and any credit enhancements such as equity, interest rate reserves, guaranty etc.; in the case of our residential condominium business, the completed inventory, sales period and profit margin; and in the case of our development, leasing and management operations, the schedule, holding period and profits.

(4) Risk Management of Investment Operations

ORIX is expanding its investment operations in areas such as private equity investment, venture capital investment, and corporate rehabilitation. These businesses are located primarily in the Real Estate segment, Other segment and Asia, Oceania and Europe segment.

In order for us to ensure that the checks and balances in our operations are more effective, we examine new business transactions from perspectives different from those traditionally employed in credit evaluations. For example, we may consider the overall viability of a particular business along with its investment and financing scheme. In order to examine new business transactions from different perspectives, we make use of our accounting, tax, and legal specialists for due diligence such as risk analysis and asset evaluations.

In our investment operations we believe that the monitoring of business strategy and schedules are important elements of risk management. We reexamine our business strategy when we identify changes in factors such as investment strategies and value-enhancing events, or fluctuations in revenues and schedules. Performance evaluation through monitoring is also used as an element in the calculation of risk capital.

Regular reports on our portfolio of investments are made to the ICC and monthly strategy meetings. We use a system whereby changes in distributions in assets and risk capital are identified and analyzed according to different categories, by exit strategy, by transaction period, by transaction balance, by industry, by country, and by investment share, thereby helping us to control and reduce risk.

(5) Risk Management of Investment in Securities

● Stock and Bond Valuation Loss Risk Management

Our sales and marketing departments in Japan and Group companies in Japan and overseas that make investments in the equity or debt securities of other companies, along with our Risk Management Headquarters, monitor market trends and the condition of those companies which allows for a quick response to mitigate market risks associated with those investments. A substantial portion of the marketable equity securities we hold consists of those held to maintain our business relationships in Japan. As with general credit risk management, our sales and marketing departments monitor the market environment, operating results and financial condition of the companies in which we invest, and our Risk Management Headquarters provides credit information and industry analysis reports to our sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the probability of companies defaulting on their obligations, our Risk Management Headquarters makes recommendations, which may include the sale of securities or the conduct of more detailed analysis of particular companies.

In connection with investments in securities by ORIX Life Insurance in Japan and ORIX USA Corporation, or OUC, in the United States, our investment departments regularly monitor interest rate policy, economic conditions, and securities and financial market trends. We also analyze on a daily basis price movements of securities, profits and losses on each investment and financial conditions of companies in which we invest and other factors. Our risk management departments review and compare daily reports against internal guidelines, and macro and microeconomic conditions, while the risk management departments also verify that our guidelines are being followed properly. The investment departments take actions based on our approved guidelines for conducting sales of securities to recognize gains, to reduce losses and to reduce positions.

(6) Risk Management Relating to Funds Procurement

● Liquidity Risk Management

We manage liquidity risk by diversifying our funding sources, establishing committed credit lines with financial institutions and adjusting levels of short- and long-term funding taking into consideration prevailing market conditions. We also recognize and manage liquidity risk through asset-liability risk management.

● Interest Rate Risk Management and Exchange Rate Risk Management

We manage interest rate and exchange rate risks related to our assets and liabilities. In order to deal appropriately with these risks, policies are determined by the ICC for asset-liability management (“ALM”), and reports on the present status of our risk profile based on the ALM policy and discussions on future responses are carried out at the Monthly Strategy Meetings. In addition, we have set up rules and guidelines in relation to ALM. The guidelines specify risk management methods and responses in detail. A report concerning ALM is prepared monthly and submitted to the executive officer in charge of the Treasury Department and our CFO. The report includes ALM conditions of our principal overseas subsidiaries. Furthermore, our Risk Management Headquarters monitors ALM through monthly ALM reports.

● Derivative Risk Management

We use derivative transactions as hedges for the appropriate management of interest rate and exchange rate risks. We have established a set of derivative transaction management rules for the entire ORIX Group to recognize and manage these risks properly. Furthermore, each company of the ORIX Group, which conducts derivative transactions, has, under the rules, established derivative transactions management guidelines. In accordance with the guidelines, we specify procedures for the conduct of derivative transactions, methods of reporting such transactions and methods for evaluating the effectiveness of hedges; and we have allocated responsibility for execution of derivative transactions, evaluation thereof and certain administrative tasks relating thereto to separate departments, thereby establishing a system of internal controls. We use derivative transactions such as interest rate swaps and interest rate caps for the purpose of hedging interest rate risk, and forward exchange contracts and foreign currency swaps for the purpose of hedging exchange rate risk.

(7) Legal Risk Management

Transactional legal risk is a major type of legal risk that we face in our business. Transactional legal risk includes the risk that the contracts into which we enter contain unintended conditions, are not legally effective or cannot be carried out as stipulated in the contract, or that the transactions in which we participate involve activities that violate, or are not in strict compliance with, applicable laws. When we consider a new transaction, new product development or other new business activities, our risk management system requires an examination of these types of legal risks.

In an attempt to prevent and mitigate such legal risks, we require that our Legal Department be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our Legal Department is also involved in the process for the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers.

We monitor possible changes in the law, as information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.

To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our Legal Department be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. Lawsuits are reported to the Group Executive Officer Meetings regularly.

(8) Operational Risk Management

As our business has expanded in recent years, the importance of operational risk management has increased as a significant component of overall risk management. Operational risk refers generally to risks arising in connection with the computer networks that we use, the administrative procedures and day-to-day operational procedures that we have established and any breakdown in these networks or procedures, or the systems that support them. As part of operational risk management, we are attempting to further strengthen our internal control and compliance functions.

        Specific steps taken by us to strengthen internal control, and manage and reduce operational risk, include evaluation and monitoring of risk by the Risk Management Headquarters, monitoring of administrative processes by the Internal Audit Department, and maintenance and improvement of internal control systems relating to financial reporting and continuous upgrading of computer systems by ORIX Computer Systems.

The Internal Audit Department monitors the effectiveness and efficiency and compliance with applicable rules and regulations by our various operations; the status of improvements to and compliance with our internal rules; and the status of self-evaluations based on an annual internal audit plan that focuses on material risks.

Additionally, for strengthening compliance functions, the Compliance Department has distributed to all employees in Japan and higher-ranking officers in its overseas subsidiaries a compliance manual prepared in fiscal 2001. We began compliance training in fiscal 2002, and by implementing annual compliance training thereafter, employees have been trained and their awareness of the importance of compliance has increased. By checking internal recognition levels regarding compliance requirements and analyzing the results of such checks, we make improvements to construct a more effective compliance system.

(9) Risk Management of Individual Businesses

In addition to the risk management activities described above, we also seek to manage risk specific to our individual businesses, including those described below.

● Housing Loans

ORIX Trust and Banking specializes in providing three main types of housing loans: (i) housing loans for self-occupancy purposes; (ii) loans for the purchase of one-room condominium units for investment purposes; and (iii) loans for the purchase of rental apartment buildings.

ORIX Trust and Banking carries out a detailed examination of each potential client’s ability to repay in line with such client’s particular lifestyle after conducting an in-person interview. In addition, we evaluate relevant real estate market information and estimate cash flows to be derived from the real estate property and the value of the collateral.

When we make housing loans to individuals for the purchase of property for self-occupancy purposes, we place particular emphasis on the stability of the borrower’s disposable income and analyze the existence of other debts and expenses.

Borrowers of our housing loans provided for the purchase of single condominium units for investment purposes are primarily doctors, civil servants and managers from listed companies with relatively high salaries. We carry out stress tests on borrowers that have several properties to determine the extent to which the rental income can decline before they will be unable to make their payments.

Before we make a loan to finance the purchase of an apartment building, we perform a rental simulation to estimate vacancy rates based on the surrounding market, the impact of a rise in interest rates and the future costs. Through this simulation, we evaluate the potential borrower’s ability to repay.

When a borrower has outstanding loans from us in excess of a specified amount, we conduct quarterly evaluations of the borrower’s income and the occupancy rate of the borrower’s rental units to evaluate the borrower’s ability to repay. We also evaluate the value of the collateral underlying the loan. For loans that have gone into default, or for which there are concerns about the borrower’s ability to repay, we evaluate the reason for the problem, the borrower’s total liabilities and the income from the borrower’s properties, and take measures that we deem appropriate for collection.

● Consumer Card Loans

We provide non-collateralized consumer card loans with limits in principle ranging from ¥500,000 to ¥3 million, although existing customers with higher credit standing may be eligible for loans of up to ¥5 million. Based on long-term experience and a proprietary scoring system, we make the initial evaluation of a potential customer based on income level, past credit quality, other debt and other factors that may affect the borrower’s ability to repay.

We also carry out intermediate credit evaluations, which enable us to further monitor the state of a customer’s loan contracts.

● Life Insurance

We believe a life insurance company must have a stable source of earnings to pay future insurance claims. Our life insurance business, conducted through ORIX Life Insurance, invests in assets, which target income levels sufficient to cover such claims. The assets in which we invest, however, are exposed to a number of risks, including credit risk, market risk and liquidity risk.

• Credit Risk Relating to Life Insurance

We assign our own ratings to bonds using ratings assigned by outside rating agencies as a reference. Based on our own ratings, we establish limits on life insurance-related investments in securities of a single issuer in an effort to diversify credit risk.

A large majority of the companies to which we make loans in our life insurance operations are not rated by a rating agency. We do not manage the credit evaluation of such companies in the same manner as we do with issuers of bonds. Instead, we carry out our credit evaluations by analyzing quantitative data that is available in their financial statements and the collateral.

In addition, we monitor the financial position of companies to which we have made loans by reexamining their financial positions and the value of their collateral on a semi-annual basis.

• Market Risk Related to Life Insurance

In order to address market risks, we generally match the duration of our life insurance-related assets with our life insurance-related liabilities as part of our ALM system. However, as present interest rates are very low, we have intentionally maintained a shorter duration for assets than for liabilities in order to hedge against a rise in interest rates. Also, we calculate value-at-risk for each different asset category and attempt to manage the degree of permissible risk while monitoring this calculation.

• Liquidity Risk Related to Life Insurance

We control the maturity of new life insurance-related assets we acquire in a manner that avoids the creation of a cash shortage at a specific point in time, based upon the degree of matching, from an ALM perspective, between future cash flows from insurance policies and future cash flows from life insurance-related assets.

● United States

Our operations in the United States are involved in several business areas, including corporate finance, investment banking, real estate development, CMBS transactions and direct financing leasing. Our subsidiaries in the United States employ their own unique risk management systems in addition to our comprehensive risk management system.

The organizational structure of the risk management function at each of our principal subsidiaries in the United States includes dedicated credit evaluation staff in the sales and marketing departments and independent risk management staff who manage portfolio and credit risks. Depending on the amount, credit approval limits for new transactions require in principle the joint approval of senior management of our subsidiaries in the United States, which include senior ORIX management stationed there, while transactions over a certain amount require approval of the ICC. In addition, we have a system of checks in place in which the details of overseas monitoring of individual transactions and portfolios are reported to our Risk Management Headquarters.

For new transactions, we employ internal credit risk ratings as a method to continuously monitor individual transactions at the time of, and after, origination. Guidelines of credit ratings are set in accordance with the characteristics of the operations associated with each business.

After a transaction has been completed, each unit is responsible for reporting changes in individual risk ratings. Specific reserves and provisioning requirements are determined at quarterly risk management review meetings. Results of these review meetings are reported to our CEO and the executive officer responsible for overseas activities.

Houlihan Lokey Howard & Zukin, or Houlihan Lokey, an investment bank that became a division of our US subsidiary in January 2006, provides advisory services on mergers and acquisitions, business valuations and financial restructuring, and seeks to identify, assess and monitor each risk in accordance with defined policies and procedures.

The core of Houlihan Lokey’s risk management process includes: (i) various commitment committees that establish standards and procedures for taking on projects; (ii) various opinion committees that review all valuation and advisory opinions; and (iii) senior management that evaluate the risks of individual transactions within the larger context of an overall risk profile.

Houlihan Lokey’s senior management and various risk management committees are then integrated into the overall risk management framework of our US operation.

■ Corporate Governance

1. Basic Corporate Governance Policy

ORIX considers corporate governance to be important in order to enable the promotion of business activities in line with its corporate philosophy and its management policy (p. 8). While examining best practices in Japan and worldwide, ORIX aims to construct a corporate governance system with a high degree of transparency.

2. Strengthening Corporate Governance

(1) Progress in Strengthening Corporate Governance

Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance framework with the aim of objectively determining whether its business activities are emphasizing the interests of its shareholders. In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members on its Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Nominating Committee and the Compensation Committee were established to operate as support units for the Board of Directors.

To ensure the more effective separation and speedy execution of the decision-making and monitoring functions of the Board of Directors and the executive function of management, ORIX adopted a “Company with Committees” board model in June 2003, following the April 2003 implementation of revisions to the Commercial Code of Japan that permit this model. In line with the new board model, nominating, audit, and compensation committees were set up. When the Company Law came into effect on May 1, 2006, ORIX automatically became a company with a revised “Company with Committees” board model under the related enacting provisions for the Company Law, through which any company with a “Company with Committees” board structure under the old Commercial Code was deemed to have amended its articles of incorporation, to include a provision regarding the structure of the board of directors, committees and accounting auditors. There are no substantial differences between the system for companies with a “Company with Committees” board model under the old Commercial Code and the revised system for companies with a “Company with Committees” board model under the Company Law.

In June 2004, ORIX added another outside director to its Board, bringing the number of outside directors to its current total of five. At the same time, a decision was made to change the composition of the nominating, audit, and compensation committees to a greater focus around outside directors than previously. ORIX believes changing the committees’ membership composition in this manner will promote increased management transparency and objectivity.

(2) Board of Directors, Three Committees and Business Execution Bodies

● Board of Directors

The Board of Directors makes decisions regarding items that cannot, under legislation and the Articles of Incorporation, be delegated to executive officers, as well as items stipulated by the Board of Directors as important to ORIX. Aside from such items, the Board of Directors delegates decision-making regarding operational execution to Representative Executive Officers. The Board of Directors also receives reports from executive officers and committees regarding the status of business execution. The Board of Directors includes 11 members, five of whom are outside directors. From April 1, 2005 through March 31, 2006 the Board of Directors met nine times. The attendance rate of directors for these meetings was 92%.

● Nominating Committee

The Nominating Committee is authorized to propose director appointments or dismissals to be submitted to the annual general meeting of shareholders. Directors are elected from a list of candidates at the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of our executive officers and group executives, although this is not required under the Company Law.

From April 1, 2005, through March 31, 2006, the Nominating Committee met six times. The attendance rate of these meetings was 100%.

Five members that include Hirotaka Takeuchi (Chairman), Paul Sheard, Takeshi Sasaki, Teruo Ozaki and Yoshihiko Miyauchi comprise the Nominating Committee. Four of the five members are outside directors.

Furthermore, the Nominating Committee determines whether the conditions necessary for director independence have been met in accordance with nomination criteria for outside directors. Presently all outside directors meet the necessary conditions, which are:

*	No individuals who have received more than ¥10 million in annual compensation, excluding their compensation as directors, from ORIX or its Group companies may be considered for the position of outside director.

*	No individuals who are currently serving as directors of ORIX or any of its Group companies may be considered for the position of outside director.

*	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

● Audit Committee

The Audit Committee supervises the execution of duties by directors and executive officers, and creates auditing reports. The Audit Committee also determines the content of proposals for submission to the general meeting of shareholders regarding the selection, dismissal and recommendations to not reappoint independent public accountants. ORIX has established the Audit Committee Secretariat to assist the Audit Committee with the execution of its duties.

The Audit Committee decides the person responsible in each department who will report to the Audit Committee, and evaluates the administration of executive officers and internal controls of the Company by considering the following five points: First, the Audit Committee confirms the report related to the results of the audit and items indicated for improvement that has been prepared by the executive officer responsible for the corporate audit. Second, the Audit Committee engages in discussions which are the basis of our business strategy, after it receives explanations from the heads of each business department and presidents of group companies that focuses, in particular, on risk control. Third, the Audit Committee confirms the business environment through reports, which it receives from the executive officer responsible for the accounting department, which covers the revenue composition of each department and any problem areas related to the business. Fourth, the Audit Committee confirms the quarterly reports regarding the direction of the company and the execution of important business matters that it receives from the representative executive officer. Fifth, the Audit Committee confirms the reports that it receives from the public accounting firm regarding whether there are any material items relating to the audit.

The Audit Committee met eight times from April 1, 2005 through March 31, 2006. The attendance rate of these meetings was 96%.

Three members that include Teruo Ozaki (Chairman), Yoshinori Yokoyama and Hirotaka Takeuchi comprise the Audit Committee. All three members are outside directors.

● Compensation Committee

The Compensation Committee determines policies regarding the compensation of individual directors and executive officers, as well as the monetary remuneration of each individual director and executive officer. The Compensation Committee met six times from April 1, 2005 through March 31, 2006. The attendance rate of these meetings was 93%.

Three members that include Yoshinori Yokoyama (Chairman), Takeshi Sasaki and Teruo Ozaki comprise the Compensation Committee. All three members are outside directors.

The policies regarding the remuneration of directors and executive officers during the period from the 42nd Annual General Meeting of Shareholders held on June 21, 2005, through the 43rd Annual General Meeting of Shareholders held on June 20, 2006, and the compensation of directors and executive officers during the 43rd fiscal year (from April 1, 2005, through March 31, 2006) were as follows.

Compensation Paid to Directors and Executive Officers in Fiscal 2006

Compensation Paid to ORIX Directors and Executive Officers

	Directors		Executive Officers		Total
	Number of people	Amount paid (Millions of yen)	Number of people	Amount paid (Millions of yen)	Number of people	Amount paid (Millions of yen)
Fixed compensation	6	69	28	975	34	1,045	(Notes	)
Performance-linked compensation	—	—	27	223	27	223
Total	—	69	—	1,198	—	1,268

Notes:

1.	In fiscal 2006, one new director was elected and two directors retired, and the number of directors at the end of the fiscal year was 11. The number of directors concurrently serving as executive officers was six, and the compensation for those six directors is included in the executive officer compensation column.
2.	In fiscal 2006, three new executive officers were appointed and four executive officers retired, and the number of executive officers at the end of the fiscal year was 24.
3.	The above-listed compensation figures were paid based on policies determined by the Compensation Committee.
4.	Performance-linked compensation was paid based on policies determined by the Compensation Committee during fiscal 2005.
5.	In addition to the above-listed figures, points accumulated by the one retiring director and three retiring executive officers under the Company’s stock compensation plan were 1,483 points. Accordingly, based upon the determination of the Compensation Committee, ORIX paid a total of ¥43 million in bonuses to the aforementioned director and executive officers, which was expensed as purchase of treasury stock.
6.	In addition to the above-listed figures, the Company provides stock options in the form of stock acquisition rights distributed free of charge.
7.	In addition to the above-listed figures, retirement bonuses totaling ¥11 million were paid based on a resolution approved at the 40th Annual General Meeting of Shareholders held on June 25, 2003.
8.	Payments of less than ¥1 million have not been included.
9.	The policy for compensating Group executive officers is based upon compensation of ORIX executive officers. Compensation during fiscal 2006 included ¥225 million in fixed compensation payments to nine Group executive officers, as well as ¥33 million in bonuses (expensed as purchase of treasury stock) to three Group executive officers, who retired during the fiscal year and had accumulated 1,108 points under the Company’s stock compensation plan. In addition, ORIX issued, free of cost, a total of 19,800 warrants as stock options.

Policy of determining individual compensation (packages) of directors and executive officers

ORIX’s business objective is to increase shareholder value over the long term. We believe in each director and executive officer responsibly performing his duties and in the importance of cooperation among different business units in order to achieve continued growth.

The Compensation Committee at ORIX believes that in order to accomplish such business objectives, directors, and executive officers should place emphasis not only on the performance during the current fiscal year, but also on mid- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers.

In line with this basic policy, the following policies regarding the compensation of directors and executive officers have been adopted.

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of business operations, which is the main duty of directors.

Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, a compensation component of shares, and stock options.

Compensation Policy for Executive Officers

The compensation policy for executive officers including those who are also directors aims for a level of compensation that is effective in maintaining business operation functions while incorporating in its composition a component that is linked to current period business performance.

Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed component based on positions and duties performed, a performance-linked component, a shares component of compensation as described above, and stock options.

● Business Execution Bodies

In regard to business execution, important decision-making functions, monitoring and deliberations, and information sharing are conducted through the following bodies.

1)	Investment and Credit Committee: Top management including the CEO, COO and CFO, as well as the director responsible for investment and lending, participate on the Investment and Credit Committee. The committee meets, in principle, three times per month to deliberate and make decisions primarily regarding investment and lending over specified amounts, important management issues, and items delegated to executive officers by the Board of Directors. The importance of decisions made by the committee are carefully considered, and reported to the Board of Directors as necessary.

2)	Monthly Strategy Meetings: The monthly strategy meeting is a forum for top management and managers from parent company divisions and Group companies to deliberate regarding the degree to which division strategies have been reached, as well as regarding changes in the business climate. The meetings are held regularly in each division, and play an important role in monitoring and control of the diverse businesses of the ORIX Group.

3)	Group Executive Officer Meeting: Executive officers of ORIX and Group executives attend this monthly meeting to share important information regarding the execution of ORIX Group business.

(3) Internal Control System

ORIX’s internal control system was constructed over a considerable period of time, with risk management policies, frameworks and other rules and structures put in place for sound Company management. Since it was first established, the entire ORIX Group has been managed on a consolidated-basis, leading the ORIX Group to construct an integrated internal control system. Moreover, in preparation for the March 2007 enactment of Article 404 of the Sarbanes-Oxley Act (U.S. Corporate Reform Law) regarding internal control systems related to financial disclosure, ORIX is employing and advancing the development of an internal control system under the framework for internal control purported by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Structural components of an internal control system under the COSO framework include a control environment, risk assessment, control activities, information and communication, and monitoring. Among these, the control environment serves as the foundation for all of the structural components.

(4) Basic Stance on Compliance

ORIX considers compliance to be the very foundation of corporate governance and internal control. For this reason, we work continuously and actively to create and strengthen a corporate culture with a pervasive emphasis on compliance, with the aim to develop a sound “control environment.”

ORIX believes that compliance is a crucial foundation for sound corporate governance and it proactively implements rigorous compliance programs. In April 1989, when we changed our name from Orient Leasing Co., Ltd., to ORIX Corporation, we introduced an ORIX Group Corporate Identity program that specified Group Ideals, Group Management Goals, and Group Action Principles. This is the conceptual root of our compliance programs.

As we neared the 21st century, we articulated three concepts in April 1998 that would characterize our identity and operations in the new century-pride, trust, and respect-thereby extending the conceptual scope of the ideals, management goals, and action principles of the corporate identity program. To foster pride, trust, and respect throughout our operations, we drafted our Corporate Action Principles and Employee Action Principles.

These concepts and principles together form the basis of EC21, which is a program designed to ensure that ORIX strives to be an “Excellent Company” in the 21st century. EC21 is the base of ORIX’s compliance system. To effectively instill the ideals articulated in EC21 throughout its operations, ORIX established units specializing in compliance promotion and, in February 2002, prepared a compliance manual. This manual includes action guidelines that explain the spirit of EC21 in concrete and specific terms. At the same time, ORIX organized training and other programs to promote greater awareness of, and more attention to, compliance among all the ORIX Group’s employees.

In fiscal 2003, ORIX began a Compliance Program containing specific compliance performance measures that continue to be drafted and implemented by officers and employees throughout the Group each year. To quickly discover compliance violations and prevent scandals before they occur, we have established a “Compliance Help Line,” to which individuals can call anonymously.

(5) Disclosure Committee Established

ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors.

The Disclosure Committee, which plays a key role in our disclosure control, consists of executive officers who are in charge of departments such as corporate communications, accounting, treasury, internal control and risk management. Upon receiving material information from each department, the committee discusses, as needed, necessary actions to be taken to evaluate whether or not any timely disclosure is needed and to ensure appropriate and timely disclosure of such information.

The New York Stock Exchange Corporate Governance Listing Standards

Our ADRs have been listed on the New York Stock Exchange, the NYSE, since 1998. We are therefore required to comply with the NYSE’s new corporate governance listing standards, Section 303A.11, which were approved by the SEC in November 2003. As a foreign issuer, we are not required to follow several of the NYSE listing standards.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain a NYSE listing and, in accordance with Section 303A.11 of the NYSE’s Listed Company Manual, we provide a brief, general summary of such differences.

The composition of our Board of Directors and of the committees of our board differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our Board of Directors or our nominating, audit, and compensation committees. Under Japanese law, a majority of the membership on our committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our Board of Directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Five of our 12 directors are considered outside directors.

Under the Commercial Code of Japan, an outside director is a director (i) who does not execute the company’s business, (ii) who has not before executed the business of the company or its subsidiaries in the capacity of director, executive officer (shikkou-yaku), manager, or employee, and (iii) who does not execute the business of any subsidiary of the company in the capacity of director or executive officer of such subsidiary or in the capacity of manager or any other employee of the company or any of its subsidiaries.

In addition to differences in composition requirements for our board, we are not required to:

•	make publicly available one or more documents that summarize all aspects of our corporate governance guidelines or prepare a written code that states the objectives, responsibilities, and performance evaluation criteria in a manner that satisfies the NYSE’s requirements; or

•	adopt a code of business conduct and ethics for our directors, officers, and employees that addresses fully the topics necessary to satisfy the NYSE’s requirements.

■ Directors, Executive Officers, and Group Executives

Directors

From left to right in the front row: Yoshihiko Miyauchi, Yasuhiko Fujiki, Shunsuke Takeda From left to right in the back row: Kenji Kajiwara, Hiroaki Nishina, Yukio Yanase

Yoshinori Yokoyama

Outside Director Auditor, Industrial

Revitalization Corporation of Japan

Director (Non-Executive),

Sumitomo Mitsui Financial Group

Director (Non-Executive), Sumitomo Mitsui

Banking Corporation

	Paul Sheard Outside Director Managing Director & Global Chief Economist, Lehman Brothers	Hirotaka Takeuchi Outside Director Dean, Hitotsubashi University, Graduate School of International Corporate Strategy Director (Non-Executive), Trend Micro Incorporated

Takeshi Sasaki Outside Director Professor, Gakushuin University Outside Director, East Japan Railway Company Chair, Labo International Exchange Foundation

Teruo Ozaki

Outside Director

Certified Public Accountant, Teruo Ozaki & Co.

Outside Director, KIRIN BREWERY COMPANY, LIMITED

Outside Director, Tokai Rubber Industries, Ltd.

Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director, DAIKYO INCORPORATED

Committees

● Nominating Committee

Hirotaka Takeuchi (Chairman)

Outside Director

Paul Sheard

Outside Director

Takeshi Sasaki

Outside Director

Teruo Ozaki

Outside Director

Yoshihiko Miyauchi

Director

● Audit Committee

Teruo Ozaki (Chairman)

Outside Director

Yoshinori Yokoyama

Outside Director

Hirotaka Takeuchi

Outside Director

● Compensation Committee

Yoshinori Yokoyama (Chairman)

Outside Director

Takeshi Sasaki

Outside Director

Teruo Ozaki

Outside Director

Executive Officers

Director

Representative Executive Officer

Chairman and Chief Executive Officer

Yoshihiko Miyauchi

Director

Representative Executive Officer

President and Chief Operating Officer

Yasuhiko Fujiki

Director

Vice Chairman

Chief Financial Officer

Shunsuke Takeda

Director

Deputy Presidents

Hiroaki Nishina

Real Estate Business Headquarters

President, ORIX Real Estate Corporation

Kenji Kajiwara

Osaka Group Representative

Domestic Sales Headquarters/Osaka Head Office

Yukio Yanase

Responsible for Overseas Activities

Alternative Investment & Development Headquarters

Office of the President

Corporate Executive Vice Presidents

Hiroshi Nakajima

Risk Management Headquarters

Receivables Administration Office

Takeshi Sato

Chairman, ORIX USA Corporation

Masahiro Matono

OQL Headquarters

Asset Administration Department

Regional Business Department

President, ORIX Callcenter Corporation

Masaru Hattori

Corporate Planning Office

Corporate Senior Vice Presidents

Nobuyuki Kobayashi

Human Resources & Corporate Administration Headquarters

Akira Fukushima

IT Business Headquarters

President, ORIX Computer Systems Corporation

Hiroshi Nakamura

Legal Department

Compliance Department

Internal Audit Department

Shintaro Agata

Treasury Department

Hideaki Morita

Kinki (Osaka) Sales Headquarters

Administration Center

Makoto Inoue

Alternative Investment & Development Headquarters

Executive Officers

Kozo Endo

Human Resources & Corporate Administration Headquarters

Yoshiyuki Yoshizumi

Tokyo Sales Headquarters

Masayuki Okamoto

Investment Banking Headquarters

Tadao Tsuya

Accounting Department

President, ORIX Management Information Center Corporation

Haruyuki Urata

Office of the President

Kazuo Kojima

Real Estate Finance Headquarters

Special Investments Group

Finance Department II

Securitized Products Office

Yuki Ohshima

International Headquarters

Yuichi Kawamura

District Sales Headquarters

Chairman, ORIX Kitakanto Corporation

Group Executive

Eiji Mitani

Group Senior Vice President

President, ORIX Auto Corporation

Tamio Umaki

Group Executive

President, ORIX Rentec Corporation

Yutaka Okazoe

Group Executive

Executive Officer, ORIX Real Estate Corporation

Tetsuo Matsumoto

Group Executive

Executive Officer, ORIX Real Estate Corporation

Izumi Mizumori

Group Executive

President, ORIX Life Insurance Corporation

Yoshiyuki Yamaya

Group Executive

President, ORIX Credit Corporation

(As of June 20, 2006)

■ Guide to ORIX’s Financial Statements

Our revenues are classified to reflect the diverse nature of business development and the characteristics of transactions. (For individual items, please refer to “Review of Performance in Fiscal 2006” on page 72 and the “Notes to Consolidated Financial Statements” starting on page 95.)

We provide detailed consolidated statements of income for investors as required under U.S. GAAP, but, because the items are numerous, the analysis of our consolidated statements of income can become quite complex. One approach to analyzing the consolidated financial statements is to look first at the three major items of our statements of income.

Of course, this is not intended to be a substitute for the consolidated statements of income under U.S. GAAP, but it may provide an aid in analyzing ORIX’s earnings.

1) Contributions to earnings from revenues, equity method affiliates, and others (colored yellow in the following examples)

2) Deductions from earnings for expenses, income taxes, and others (colored brown in the following examples)

3) Operating income, income before income taxes, and net income (colored blue in the following examples)

Table 1 below is an example showing the different components for the fiscal year ended March 31, 2006 and the corresponding major items. Table 2 on the opposite page shows a five-year summary using this method.

Table 1. Simplifying the Consolidated Statements of Income

Consolidated Statements of Income

(Millions of yen)
Revenues
Direct Financing Leases	¥98,645
Operating Leases	213,865
Interest on Loans and Investment Securities	161,350
Brokerage Commissions and Net Gains on Investment Securities	48,826
Life Insurance Premiums and Related Investment Income	138,118
Real Estate Sales	74,943
Gains on Sales of Real Estate under Operating Leases	8,970
Other Operating Revenues	203,107
Total Revenues	947,824

Expenses
Interest Expense	62,467
Costs of Operating Leases	135,583
Life Insurance Costs	117,622
Costs of Real Estate Sales	65,904
Other Operating Expenses	129,577
Selling, General and Administrative (SG&A) Expenses	190,189
Provision for Doubtful Receivables and Probable Loan Losses	16,480
Write-downs of Long-lived Assets	8,336
Write-downs of Securities	4,540
Foreign Currency Transaction Loss (Gain), Net	(212)
Total Expenses	730,486
Operating Income	217,338
Equity in Net Income of Affiliates	32,080
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Loss	2,732
Income before Discontinued Operations, Income Taxes and Minority Interests in Earnings of Subsidiaries	252,150
Provision for Income Taxes	97,732
Minority Interests in Earnings of Subsidiaries, Net	3,257
Income from Continuing Operations	151,161
Discontinued Operations, Net of Applicable Tax Effect	15,227
Net Income	166,388

Simplified Consolidated Statements of Income

(Millions of yen)
Deduction(s) for Expenses Corresponding Directly to Revenues
—	¥98,645
Subtract Costs of Operating Leases	78,282
—	161,350
—	48,826
Subtract Life Insurance Costs	20,496
Subtract Costs of Real Estate Sales	9,039
—	8,970
Subtract Other Operating Expenses	73,530
Œ Revenues, Net of Corresponding Expenses	499,138
 Interest expense	62,467
Deducted in Œ
Deducted in Œ
Deducted in Œ
Deducted in Œ
Ž SG&A Expenses	190,189
 Provisions, etc.	29,144
Included in 
Included in 
Included in 
N/A
 Operating Income	217,338
‘ Equity Method Affiliates, Net	34,812
Included in ‘
’ Income before Income Taxes	252,150

“ Provision for Income Taxes	97,732
” Minority Interests	3,257
N/A
• Discontinued Operations and Others	15,227
Net Income	166,388

Simplified Four-Step Process

Step 1	+	Œ Start with “Revenues, Net of Corresponding Expenses”	Revenue items from the consolidated statements of income minus expense items that correspond to particular revenues. See opposite page for details.

Step 2		 Subtract “Interest Expense”	Directly from consolidated statements of income
	–	Ž Subtract “SG&A Expenses”	“Selling, General and Administrative Expenses” directly from consolidated statements of income
		 Subtract “Provisions, etc.”	Total of “Provision for Doubtful Receivables and Probable Loan Losses,” “Write-downs of Long- lived Assets,” “Write-downs of Securities,” and “Foreign Currency Transaction Loss (Gain), Net”

Step 3	=	 Operating Income	Directly from consolidated statements of income
	+	‘ Add (Subtract) “Equity Method Affiliates, Net”	Total of “Equity in Net Income of Affiliates” and “Gains on Sales of Affiliates”
	=	’ Income before Income Taxes	Same as “Income before Discontinued Operations, Income Taxes and Minority Interests in Earnings of Subsidiaries”

Step 4	–	“ Subtract “Provision for Income Taxes”	Directly from consolidated statements of income

		” Subtract “Minority Interests”	Directly from consolidated statements of income
	+	• Add “Discontinued Operations and Others”	Directly from consolidated statements of income

	=	Net Income	Directly from consolidated statements of income

Table 2. Five-Year Summary of Simplified Consolidated Statements of Income

	(Millions of yen)
	2002	2003	2004	2005	2006
Œ Revenues, Net of Corresponding Expenses	¥355,305	¥367,340	¥366,534	¥416,830	¥499,138
 Interest Expense	89,758	70,564	58,571	54,882	62,467
Ž SG&A Expenses	122,356	138,553	153,832	173,296	190,189
 Provisions, etc.	72,394	119,079	66,739	56,939	29,144
 Operating Income	70,797	39,144	87,392	131,713	217,338
‘ Equity Method Affiliates, Net	(330)	8,205	17,382	23,390	34,812
’ Income before Income Taxes	70,467	47,349	104,774	155,103	252,150
“ Provision for Income Taxes	31,801	20,401	51,399	68,122	97,732
” Minority Interests	172	721	1,046	2,474	3,257
• Discontinued Operations and Others	1,775	4,016	1,691	6,989	15,227
Net Income	40,269	30,243	54,020	91,496	166,388

Review of Performance in Fiscal 2006

1. Overview of Performance

Revenues

Total revenues for the fiscal year ended March 31, 2006 (fiscal 2006) increased 2%, compared with the previous fiscal year, to ¥947,824 million ($8,069 million). During the fiscal year under review, revenues from direct financing leases, operating leases, interest on loans and investment securities, brokerage commissions and net gains on investment securities, life insurance premiums and related investment income, gains on sales of real estate under operating leases, and other operating revenues all increased; while revenues from real estate sales declined year on year.

In addition, transportation revenues recorded in fiscal 2005 were reported as equity in net income of affiliates in fiscal 2006, following a reorganization of the Company’s scope of consolidation.

Expenses

Total expenses decreased 8% compared with the previous fiscal year to ¥730,486 million ($6,219 million). While interest expense, costs of operating leases, other operating expenses and selling, general and administrative expenses increased; life insurance costs, costs of real estate sales, provision for doubtful receivables and probable loan losses and write-downs of long-lived assets as well as write-downs of securities declined year on year. Costs of transportation revenues were charged to equity in net income of affiliates from the fiscal year under review.

Operating Income, Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain, and Net Income

Operating income for fiscal 2006 increased 65% to ¥217,338 million ($1,850 million). In the fiscal year under review, ORIX recorded equity in net income of affiliates of ¥32,080 million ($274 million) and gains on sales of subsidiaries and affiliates and liquidation loss of ¥2,732 million ($23 million). As a result, income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain rose 63% to ¥252,150 million ($2,147 million).

Provision for income taxes of ¥97,732 million ($832 million), minority interests in earnings of subsidiaries of ¥3,257 million ($28 million), and discontinued operations of ¥15,227 million ($129 million) were recorded. Net income increased 82% compared with the previous fiscal year to ¥166,388 million ($1,416 million), the third consecutive year of record profit.

New Business Volumes

New business volumes for direct financing leases (new equipment acquisition) and installment loans increased 4% and 19%, respectively. In Japan, this was attributed to an increase in direct financing leases, primarily in automobile leasing operations, the contribution from newly acquired operations, and substantial increases in installment loans including loans to corporations and non-recourse loans. Overseas, operations remained steady, particularly in The Americas segment.

The volume of new operating leases climbed 28% compared with fiscal 2005, due primarily to investment in rental real estate in Japan. New securities, on the other hand, declined 4% year on year. Despite stagnant conditions in Japan, investments overseas contracted, mainly in the United States. Other operating transactions increased 2% compared with the previous fiscal year reflecting new investment in residential condominium developments in Japan.

Operating Assets

Although investment in direct financing leases declined, installment loans, investment in operating leases, investment in securities and other operating assets were all up.

As a result, operating assets increased 14% compared with the previous fiscal year-end to ¥5,858,277 million ($ 49,870 million).

Earnings Summary
	(Millions of yen)
	2005	2006	¥ Change	% Change
Operating revenues	¥928,703	¥947,824	¥19,121	2.1
Operating expenses	796,990	730,486	(66,504)	(8.3)
Operating income	131,713	217,338	85,625	65.0
Income before income taxes*	155,103	252,150	97,047	62.6
Net income	91,496	166,388	74,892	81.9

* Income before income taxes refers to income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.

New Business Volumes
	(Millions of yen)
	2005	2006	¥ Change	% Change
Direct financing leases (new receivables added)	¥863,137	¥888,912	¥25,775	3.0
Direct financing leases (new equipment acquisitions)	767,672	800,802	33,130	4.3
Installment loans	1,545,517	1,834,192	288,675	18.7
Operating leases	248,327	317,645	69,318	27.9
Investment in securities	244,600	235,932	(8,668)	(3.5)
Other operating transactions	129,604	132,017	2,413	1.9

Balance of Operating Assets
	(Millions of yen)
	2005	2006	¥ Change	% Change
Investment in direct financing leases	¥1,451,574	¥1,437,491	¥(14,083)	(1.0)
Installment loans	2,386,597	2,926,036	539,439	22.6
Investment in operating leases	619,005	720,096	101,091	16.3
Investment in securities	589,271	682,798	93,527	15.9
Other operating assets	82,651	91,856	9,205	11.1

Total operating assets	5,129,098	5,858,277	729,179	14.2
Other	939,855	1,384,178	444,323	47.3

Total assets	¥6,068,953	¥7,242,455	¥1,173,502	19.3

Note: Parentheses indicate negative numbers or percentages.

Shareholders’ Equity, ROE, and ROA

Shareholders’ equity grew 31% from March 31, 2005 to ¥953,646 million ($8,118 million) due primarily to an increase in retained earnings from ¥570,494 million to ¥733,386 million ($6,243 million), an increase of ¥31,042 million ($265 million) from the conversion of convertible bonds and other, and a turnaround from an accumulated other comprehensive loss of ¥1,873 million to accumulated other comprehensive income of ¥27,603 million ($235 million).

While total assets grew 19% compared with the end of the previous fiscal year, the substantial surge in shareholders’ equity contributed to an improvement in the shareholders’ equity ratio from 11.98% to 13.17%. Furthermore, the increase in net income resulted in improved ROE and ROA, which rose from 14.17% to 19.80%, and 1.56% to 2.50%, respectively.

Shareholders’ Equity, ROE, and ROA
	(Millions of yen)
	2005	2006	¥ Change	% Change
Shareholders’ equity ratio	11.98%	13.17%	—	—
Return on equity	14.17%	19.80%	—	—
Return on assets	1.56%	2.50%	—	—
Net income	¥91,496	¥166,388	¥74,892	81.9
Shareholders’ equity	¥727,333	¥953,646	¥226,313	31.1
Total assets	¥6,068,953	¥7,242,455	¥1,173,502	19.3

1.	The shareholders’ equity ratio equals shareholders’ equity as of the fiscal year-end divided by total assets as of the fiscal year-end.
2.	Return on equity equals net income for the fiscal year divided by the average of the beginning and ending balances of shareholders’ equity.
3.	Return on assets equals net income for the fiscal year divided by the average of the beginning and ending balances of total assets.

Per Share Data
	(Yen)
	2005	2006	¥ Change	% Change
Net income (basic earnings per share)	¥1,087.82	¥1,883.89	¥796.07	73.2
Net income (diluted earnings per share)	1,002.18	1,790.30	788.12	78.6
Cash dividends	25.00	40.00	15.00	60.0
Shareholders’ equity	8,322.96	10,608.97	2,286.01	27.5

2. Details of Operating Results

(1)	Revenues, New Business Volumes, and Operating Assets

1. Direct Financing Leases1

Revenues from direct financing leases increased 12% compared with the previous fiscal year to ¥98,645 million

($840 million). Results in Japan climbed 10% year on year. This was attributed to growth in automobile leasing operations and contributions from ORIX Kitakanto Corporation, included in the ORIX Group’s scope of consolidation during fiscal 2005. Overseas, leasing operations expanded in Asia, Oceania and Europe. As a result, revenues were up 17% compared with the previous fiscal year.

The volume of new equipment acquisitions increased 4% year on year to ¥800,802 million ($6,817 million). In Japan, volumes were up 3% on the back of an increase in automobile leasing operations. Overseas, overall volumes rose 11% mainly reflecting the strong performance in The Americas segment.

Investment in direct financing leases amounted to ¥1,437,491 million ($12,237 million), a decrease of 1% compared with the previous fiscal year-end. Reflecting the securitization of a portion of outstanding assets, the balance of direct financing leases in Japan fell 6% year on year. The overall balance overseas, however, climbed 23% compared with March 31, 2005.

ORIX sold in securitization ¥108,973 million ($928 million) of direct financing leases in Japan that were treated as off-balance-sheet assets in fiscal 2006, compared with ¥97,177 million in the previous fiscal year. Gains from the securitization of direct financing lease assets amounted to ¥4,733 million ($40 million) in the fiscal year under review and ¥3,877 million in fiscal 2005 and are included in revenues of direct financing leases for each respective fiscal year. The balance of direct financing lease assets treated as off-balance-sheet assets amounted to ¥193,998 million ($1,651 million) as of March 31, 2006 compared with ¥179,905 million as of March 31, 2005.

Direct Financing Leases
	(Millions of yen)
	2005	2006	¥ Change	% Change
Direct financing lease revenues	¥88,252	¥98,645	¥10,393	11.8
Japan	64,879	71,279	6,400	9.9
Overseas	23,373	27,366	3,993	17.1
New receivables added	¥863,137	¥888,912	¥25,775	3.0
Japan	700,744	707,427	6,683	1.0
Overseas	162,393	181,485	19,092	11.8
New equipment acquisitions	¥767,672	¥800,802	¥33,130	4.3
Japan	607,290	623,360	16,070	2.6
Overseas	160,382	177,442	17,060	10.6
Investment in direct financing leases	¥1,451,574	¥1,437,491	¥(14,083)	(1.0)
Japan	1,183,791	1,107,809	(75,982)	(6.4)
Overseas	267,783	329,682	61,899	23.1

1	Direct financing leases consist of full-payout leases. For information on the recognition of revenues for direct financing leases, see Note 1 (e) on page 95 For further details on investment in direct financing leases, see Note 4 on page 104. For information on the securitization of direct financing leases, see Note 9 on page 112.

Investment in Direct Financing Leases by Category
	(Millions of yen)
	2005	2006	¥ Change	% Change
Information-related and office equipment	¥184,540	¥175,389	¥(9,151)	(5.0)
Industrial equipment	206,182	226,939	20,757	10.1
Commercial services equipment	190,353	175,712	(14,641)	(7.7)
Transportation equipment	486,329	530,930	44,601	9.2
Other	384,170	328,521	(55,649)	(14.5)

Total	¥1,451,574	¥1,437,491	¥(14,083)	(1.0)

2. Operating Leases2

Revenues from operating leases rose 9% compared with the previous fiscal year to ¥213,865 million ($1,821 million) due to increases both in Japan and overseas. In Japan, the automobile leasing operations and the real estate rental business were strong. As a result, overall revenues from operating leases in Japan climbed 5% year on year. Overseas, revenues from automobile operating leases also remained robust and overall revenues rose 24% compared with the previous fiscal year. Gains on sales of operating lease assets other than real estate were up 51% to ¥7,184 million ($61 million) and are included in operating lease revenues.

The volume of new equipment acquisitions under operating lease increased by 28% to ¥317,645 million ($2,704 million). In Japan, volumes increased 24% year on year reflecting investment growth in rental real estate. Overseas, volumes surged 46% due primarily to an increase in automobile leases in Asia, Oceania, and Europe.

Investment in operating leases climbed 16% to ¥720,096 million ($6,130 million). Investment rose 24% in Japan due to the rise in purchases of rental real estate and automobile leases. Despite increased investment throughout Asia, Oceania, and Europe, overseas investment declined 7% overall, impacted by the sale of real estate in the United States.

Operating Leases
	(Millions of yen)
	2005	2006	¥ Change	% Change
Operating lease revenues	¥195,470	¥213,865	¥18,395	9.4
Japan	153,658	162,062	8,404	5.5
Overseas	41,812	51,803	9,991	23.9
New equipment acquisitions	¥248,327	¥317,645	¥69,318	27.9
Japan	201,764	249,829	48,065	23.8
Overseas	46,563	67,816	21,253	45.6
Investment in operating leases	¥619,005	¥720,096	¥101,091	16.3
Japan	466,489	578,221	111,732	24.0
Overseas	152,516	141,875	(10,641)	(7.0)

2	Revenues from operating leases are recorded on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. For information on recognition of revenues for operating leases, see Note 1 (e) on page 95. For details on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 on page 105.

Investment in Operating Leases by Category
	(Millions of yen)
	2005	2006	¥ Change	% Change
Transportation equipment	¥241,468	¥286,006	¥44,538	18.4
Measuring equipment and personal computers	64,850	62,241	(2,609)	(4.0)
Real estate and other	312,687	371,849	59,162	18.9

Total	¥619,005	¥720,096	¥101,091	16.3

3. Installment Loans and Investment Securities3

Installment Loans

Interest on installment loans increased 19% compared with the previous fiscal year to ¥148,910 million ($1,268 million). Revenues from non-recourse loans and the loan servicing business expanded contributing to 17% overall growth in Japan. In overseas operations, revenues climbed 32% due mainly to an increase in corporate loans in the United States.

New loans added rose 19% to ¥1,834,192 million ($15,614 million). In Japan, new loans added increased 18% year on year owing to the growth in corporate loans including non-recourse loans. Overseas, new loans added climbed 28%, spurred by an increase in corporate loans in the United States.

The balance of installment loans as of March 31, 2006 stood at ¥2,926,036 million ($24,909 million), an increase of 23% compared with the previous fiscal year-end. In Japan, installment loans rose 23% owing to a higher balance of corporate loans including non-recourse loans. Overseas, installment loans increased 16% reflecting corporate lending growth in the United States and the impact of the yen’s depreciation.

ORIX sold in securitization ¥76,043 million ($647 million) of installment loans that were treated as off-balance-sheet assets in fiscal 2006, compared with ¥58,184 million in fiscal 2005. Gains from the securitization of installment loans were ¥1,776 million ($15 million) in fiscal 2006, compared with ¥2,115 million in fiscal 2005, which were recorded in interest on installment loans. The balance of installment loans treated as off-balance-sheet assets was ¥139,511 million ($1,188 million) as of March 31, 2006, compared with ¥171,295 million as of March 31, 2005.

3	For recognition of interest on installment loans, see Note 1 (e) on page 95, for other information on installment loans, see Note 6 on page 106, and for securitization, see Note 9 on page 112. For information on investment securities, see Note 1 (i) on page 97 and Note 8 on page 109.

Installment Loans
	(Millions of yen)
	2005	2006	¥ Change	% Change
Interest on installment loans	¥125,321	¥148,910	¥23,589	18.8
Japan	108,706	126,992	18,286	16.8
Overseas	16,615	21,918	5,303	31.9
New loans added	¥1,545,517	¥1,834,192	¥288,675	18.7
Japan	1,394,494	1,641,382	246,888	17.7
Overseas	151,023	192,810	41,787	27.7
Installment loans	¥2,386,597	¥2,926,036	¥539,439	22.6
Japan	2,153,949	2,655,420	501,471	23.3
Overseas	232,648	270,616	37,968	16.3

Installment Loans by Region and Loan Type
	(Millions of yen)
	2005	2006	¥ Change	% Change
Borrowers in Japan:
Consumer: Housing loans	¥505,930	¥654,171	¥148,241	29.3
Card loans	228,505	318,910	90,405	39.6
Other	75,353	113,217	37,864	50.2

Subtotal	809,788	1,086,298	276,510	34.1

Corporate: Real estate-related companies	314,534	416,128	101,594	32.3
Commercial and industrial companies	879,624	1,002,076	122,452	13.9

Subtotal	1,194,158	1,418,204	224,046	18.8

Total (Japan)	2,003,946	2,504,502	500,556	25.0

Overseas corporate, industrial and other borrowers	217,883	254,994	37,111	17.0
Purchased loans*	152,125	153,158	1,033	0.7
Loan origination costs, net	12,643	13,382	739	5.8

Total	¥2,386,597	¥2,926,036	¥539,439	22.6

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate-related companies and commercial and industrial companies in Japan.

Investment Securities

Interest on investment securities for fiscal 2006 increased from the previous fiscal year both in Japan and overseas. In each case, this was attributed to improvements in interest revenues in line with expansion in the balance of investment in securities.

New securities added* in Japan were essentially unchanged with a slight 1% decline compared with the previous fiscal year. Overseas, new securities investment dropped 43% owing to declines in the United States. Overall, new securities added were down 4% from fiscal 2005 to ¥235,932 million ($2,008 million).

*	Trading securities are not included in new securities added.

The balance of investment securities as of March 31, 2006 stood at ¥682,798 million ($5,813 million), representing an increase of 16% from March 31, 2005. This was attributed to an increase in the balance of investment securities excluding life insurance operations in Japan and overseas.

ORIX sold in securitization ¥2,651 million ($23 million) of investment securities in overseas operations that were treated as off-balance-sheet assets in fiscal 2006 down from ¥24,760 million in fiscal 2005. Gains from the securitization of investment securities of ¥630 million ($5 million) were recorded as gains on investment securities in fiscal 2006 compared with ¥6,528 million in the previous fiscal year. The balance of investment securities treated as off-balance-sheet assets stood at ¥29,460 million ($251 million) as of March 31, 2006, up from ¥24,760 million as of March 31, 2005.

Investment Securities

	(Millions of yen)
	2005	2006	¥ Change	% Change
Interest on investment securities	¥10,137	¥12,440	¥2,303	22.7
Japan	1,181	2,203	1,022	86.5
Overseas	8,956	10,237	1,281	14.3
New securities added	¥244,600	¥235,932	¥(8,668)	(3.5)
Japan	230,810	228,121	(2,689)	(1.2)
Overseas	13,790	7,811	(5,979)	(43.4)
Investment in securities	¥589,271	¥682,798	¥93,527	15.9
Japan	467,562	545,796	78,234	16.7
Overseas	121,709	137,002	15,293	12.6

Investment in Securities by Security Type

	(Millions of yen)
	2005	2006	¥ Change	% Change
Trading securities	¥47,784	¥61,971	¥14,187	29.7
Available-for-sale securities	390,542	432,306	41,764	10.7
Other securities	150,945	188,521	37,576	24.9

Total	¥589,271	¥682,798	¥93,527	15.9

4. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities increased 44% to ¥48,826 million ($416 million). Brokerage commissions jumped 95% due to the bullish Japanese stock market in fiscal 2006, while net gains on investment securities climbed 36% owing mainly to increased net gains on venture capital operations and investments in funds in Japan and from securities investments in the United States.

Brokerage Commissions and Net Gains on Investment Securities

	(Millions of yen)
	2005	2006	¥ Change	% Change
Brokerage commissions	¥4,516	¥8,810	¥4,294	95.1
Net gains on investment securities	29,389	40,016	10,627	36.2

Total	¥33,905	¥48,826	¥14,921	44.0

5. Life Insurance Premiums and Related Investment Income4

Life insurance premiums and related investment income edged up 1% to ¥138,118 million ($1,176 million).

Life insurance premiums were flat compared with the previous fiscal year. Life insurance related investment income increased 16% owing to higher interest on securities and others.

Life Insurance Premiums and Related Investment Income

	(Millions of yen)
	2005	2006	¥ Change	% Change
Life insurance premiums	¥125,806	¥125,130	¥(676)	(0.5)
Life insurance related investment income	11,198	12,988	1,790	16.0

Total	¥137,004	¥138,118	¥1,114	0.8

Balance of Investments by ORIX Life Insurance

	(Millions of yen)
	2005	2006	¥ Change	% Change
Fixed income securities	¥230,221	¥209,911	¥(20,310)	(8.8)
Marketable equity securities	2,079	4,572	2,493	119.9
Other securities	41,336	53,795	12,459	30.1

Total investment in securities	273,636	268,278	(5,358)	(2.0)
Installment loans and other investments	293,387	223,579	(69,808)	(23.8)

Total	¥567,023	¥491,857	¥(75,166)	(13.3)

Breakdown of Life Insurance Related Investment Income
	(Millions of yen)
	2005	2006	¥ Change	% Change
Life insurance related investment income	¥11,198	¥12,988	¥1,790	16.0
Net gains on investment securities	(36)	(1,531)	(1,495)	4,152.8
Interest on loans and investment securities, and other	11,234	14,519	3,285	29.2

4	Assets related to life insurance operations include assets that are recorded on our consolidated balance sheets as investment in direct financing leases, installment loans, and investment in securities. Revenues from these assets are included in life insurance related investment income. For information on life insurance costs, see Note 21 on page 134.

6. Real Estate Sales

Real estate sales decreased 39% to ¥74,943 million ($638 million). Real estate sales were impacted by the absence of revenues associated with the sale of office buildings and other real estate developments recorded in the previous fiscal year. On a positive note, revenues from the sale of condominiums increased. Revenues from projects accounted for by the equity method were ¥9,387 million ($80 million).

Breakdown of Real Estate Sales

	(Millions of yen)
	2005	2006	¥ Change	% Change
Residential condominiums	¥73,593	¥74,943	¥1,350	1.8
Commercial properties	49,569	—	(49,569)	—

Total	¥123,162	¥74,943	¥(48,219)	(39.2)

7. Gains on Sales of Real Estate under Operating Leases5

Gains on sales of real estate under operating leases increased 477% to ¥8,970 million ($76 million). Compared with the previous fiscal year, sales of rental purpose real estate not classified as discontinued operations increased. Overseas, all such transactions were considered discontinued operations.

Breakdown of Gains on Sales of Real Estate under Operating Leases

Continuing	Operations

	(Millions of yen)
	2005	2006	¥ Change	% Change
Gains on sales of real estate under operating leases	¥1,554	¥8,970	¥7,416	477.2
Japan	1,554	8,970	7,416	477.2
Overseas	—	—	—	—
Discontinued Operations
	(Millions of yen)
	2005	2006	¥ Change	% Change
Discontinued operations (Gains on sales of real estate under operating leases)	¥9,964	¥13,618	¥3,654	36.7

8. Other Operations6

Other operating revenues in fiscal 2006 increased 28% to ¥203,107 million ($1,729 million). In Japan, revenues from the integrated facilities management operations and fee businesses, including servicing fees and arrangement fees, expanded. In addition, companies in which ORIX has invested as part of its corporate rehabilitation business in fiscal 2005 and the fiscal year under review contributed to revenues. As a result, revenues in Japan rose 24% compared with the previous fiscal year. Revenues from the corporate rehabilitation business include those of companies involved in hotel operations, sales of sporting goods and sports apparel manufacturing. Investments in these companies were made with the aim of realizing future capital gains, and their revenues have been included because these companies have come within the scope of the Company’s consolidation. Overseas, revenues surged 183% reflecting the acquisition of Houlihan Lokey Howard & Zukin (Houlihan Lokey), an investment bank based in the United States.

5	Gains recognized under this item include gains from real estate under operating leases with a continuing involvement, such as sales to the ORIX J-REIT, which is managed by a wholly-owned subsidiary.
6	For details of other operations, see Note 22 on page 134.

New assets added for other operating transactions* were up 2% to ¥132,017 million ($1,124 million) due primarily to an increase in new investments in residential condominium development projects.

*	Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets increased 11% to ¥91,856 million ($782 million) mainly reflecting investments made in connection with ORIX’s corporate rehabilitation business.

Other Operations

	(Millions of yen)
	2005	2006	¥ Change	% Change
Other operating revenues	¥158,559	¥203,107	¥44,548	28.1
Japan	154,078	190,445	36,367	23.6
Overseas	4,481	12,662	8,181	182.6
New assets added	¥129,604	¥132,017	¥2,413	1.9
Japan	127,645	132,017	4,372	3.4
Overseas	1,959	—	(1,959)	—
Other operating assets	¥82,651	¥91,856	¥9,205	11.1
Japan	75,156	88,150	12,994	17.3
Overseas	7,495	3,706	(3,789)	(50.6)

(2) Expenses

1. Interest Expense

Interest expense increased 14% from the previous fiscal year to ¥62,467 million ($532 million). In Japan, interest expense increased due to higher average debt levels, and interest expense also increased overseas due to the higher interest rates despite the lower average debt levels.

2. Costs of Operating Leases

Costs of operating leases increased 10% to ¥135,583 million ($1,154 million) in line with growth in the average balance of operating lease investments.

3. Life Insurance Costs

Life insurance payments fell below levels of the previous fiscal year. As a result, life insurance costs declined 4% in fiscal 2006 to ¥117,622 million ($1,002 million).

4. Costs of Real Estate Sales

Costs of real estate sales fell 42% to ¥65,904 million ($561 million) in line with the factors previously outlined for real estate sales. Costs of joint business condominium developments accounted for under the equity method were ¥12,565 million ($107 million).

5. Other Operating Expenses

Along with the rise in other operating revenues, other operating expenses increased 24% to ¥129,577 million ($ 1,103 million).

6. Selling, General and Administrative Expenses

Selling, general and administrative expenses were up 10% to ¥190,189 million ($1,619 million). Footwork Express Co., Ltd. was reclassified as an equity-method affiliate and accordingly that company’s expenses were not brought to account. The overall increase in selling, general and administrative expenses was however the result of a full year’s impact of companies included in ORIX’s scope of consolidation during fiscal 2005 and the inclusion of Houlihan Lokey during the fourth quarter of fiscal 2006.

Selling, General and Administrative Expenses

	(Millions of yen)
	2005	2006	¥ Change	% Change
Personnel expenses	¥84,757	¥96,242	¥11,485	13.6
Selling expenses	28,284	28,552	268	0.9
Administrative expenses	56,293	62,015	5,722	10.2
Depreciation	3,962	3,380	(582)	(14.7)

Total	¥173,296	¥190,189	¥16,893	9.7

7. Provision for Doubtful Receivables and Probable Loan Losses7

Provision for doubtful receivables on direct financing leases and probable loan losses in fiscal 2006 decreased 58% to ¥16,480 million ($140 million) due primarily to a lower level of non-performing loans despite an increase in operating assets.

Provisions charged to income for doubtful receivables on direct financing leases declined 17% to ¥4,839 million ($41 million) owing to a decrease in 90+ days past-due direct financing leases. The total allowance for doubtful receivables on direct financing leases as of March 31, 2006 was ¥30,723 million ($262 million), 15% lower than the balance as of March 31, 2005. The ratio of this allowance to investment in direct financing leases was 2.1%, down from 2.5% in the previous fiscal year.

Provisions charged to income for probable loan losses on installment loans not individually evaluated for impairment dropped 82% to ¥2,898 million ($25 million) reflecting the decline in 90+ days past-due installment loans. The ratio of the allowance for probable loan losses to outstanding loans was 1.2%, down from 1.9% in the previous fiscal year.

Provisions for loans individually evaluated for impairment were cut back 50% to ¥8,743 million ($74 million) resulting in an allowance as of March 31, 2006 of ¥31,056 million ($264 million), 12% lower than the allowance as of March 31, 2005.

90+ Days Past-Due Direct Financing Leases and Loans Not Individually Evaluated for Impairment

	(Millions of yen)
	2005	2006	¥ Change	% Change
90+ days past-due direct financing leases	¥25,733	¥20,494	¥(5,239)	(20.4)
90+ days past-due loans not individually evaluated for impairment	26,945	16,455	(10,490)	(38.9)

7	For segment information on the allowance for doubtful receivables and probable loan losses, see Note 30 on page 144.

Loans Individually Evaluated for Impairment

	(Millions of yen)
	2005	2006	¥ Change	% Change
Impaired loans	¥86,021	¥83,658	¥(2,363)	(2.7)
Impaired loans requiring a valuation allowance	67,745	66,543	(1,202)	(1.8)
Valuation allowance	35,150	31,056	(4,094)	(11.6)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

	(Millions of yen)
	2005	2006	¥ Change	% Change
Beginning balance	¥128,020	¥115,250	¥(12,770)	(10.0)
Direct financing leases	41,008	36,264	(4,744)	(11.6)
Loans not individually evaluated for impairment	47,825	43,836	(3,989)	(8.3)
Loans individually evaluated for impairment	39,187	35,150	(4,037)	(10.3)
Provisions charged to income	¥39,513	¥16,480	¥(23,033)	(58.3)
Direct financing leases	5,818	4,839	(979)	(16.8)
Loans not individually evaluated for impairment	16,040	2,898	(13,142)	(81.9)
Loans individually evaluated for impairment	17,655	8,743	(8,912)	(50.5)
Charge-offs, net of receivables	¥(52,650)	¥(36,131)	¥16,519	(31.4)
Direct financing leases	(10,678)	(11,018)	(340)	3.2
Loans not individually evaluated for impairment	(20,163)	(12,131)	8,032	(39.8)
Loans individually evaluated for impairment	(21,809)	(12,982)	8,827	(40.5)
Other*	¥367	¥1,403	¥1,036	282.3
Direct financing leases	116	638	522	450.0
Loans not individually evaluated for impairment	134	620	486	362.7
Loans individually evaluated for impairment	117	145	28	23.9
Ending balance	¥115,250	¥97,002	¥(18,248)	(15.8)
Direct financing leases	36,264	30,723	(5,541)	(15.3)
Loans not individually evaluated for impairment	43,836	35,223	(8,613)	(19.6)
Loans individually evaluated for impairment	35,150	31,056	(4,094)	(11.6)

Note: Other includes foreign currency translation adjustments, the effect of acquisitions and amounts reclassified to discontinued operations.

Operating Assets

	(Millions of yen)
	2005	2006	¥ Change	% Change
Investment in direct financing leases	¥1,451,574	¥1,437,491	¥(14,083)	(1.0)
Installment loans:
Loans not individually evaluated for impairment	¥2,300,576	¥2,842,378	¥541,802	23.6
Loans individually evaluated for impairment	86,021	83,658	(2,363)	(2.7)

Total	¥2,386,597	¥2,926,036	¥539,439	22.6

8. Write-downs of Long-Lived Assets8

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” ORIX reviewed future cash flows of certain long-lived assets in Japan and overseas in fiscal 2006 such as golf courses, hotels, rental condominiums, corporate dormitories, office buildings, and commercial facilities. Write-downs were made totaling ¥8,336 million ($71 million) in the fiscal year under review, 29% lower than the previous fiscal year. The majority of write-downs in fiscal 2006 were associated with the reclassification of the Company’s office building from office facilities to rental facilities in line with the centralization of Group companies. The amount impacting cash flows following the aforementioned review amounted to ¥5,038 million ($43 million).

9. Write-down of Securities9

Write-downs for the fiscal year under review were primarily in connection with securities for venture capital investments. In fiscal 2006, write-downs declined 8% to ¥4,540 million ($39 million) in fiscal 2006.

(3) Equity in Net Income (Loss) of Affiliates

Equity in net income of affiliates rose 60% from ¥20,043 million in fiscal 2005 to ¥32,080 million ($274 million) in fiscal 2006 owing mainly to increased contributions from affiliates overseas. Included in equity in net income of affiliates are earnings on investments in operating companies accounted for by the equity method and earnings on investments in residential condominiums developed through certain joint ventures, which are also accounted for by the equity method. The equity in net income of affiliates associated with these residential condominium joint ventures was a loss of ¥3,178 million ($27 million), which is primarily attributable to the upfront recognition of advertising expenses, associated with some large-scale residential condominium development projects, preceding the revenue recognition of completed sales upon title transfer to buyers.

(4) Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Loss10

In this fiscal year, the Company sold a subsidiary which was engaged in agency sales of stationary and office equipment. As a result gains (losses) on sales of subsidiaries and affiliates and liquidation loss totaled ¥2,732 million ($23 million) in fiscal 2006.

8	For further information on write-downs of long-lived assets, please refer to Note 1 (h) on page 97 and note 23 on page 135.
9	For further information on write-downs of securities, see Note 1 (i) on page 97.
10	For further information on equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates, see Note 11 on page 117.

(5) Provision for Income Taxes

Provision for income taxes in fiscal 2006 was ¥97,732 million ($832 million) compared with ¥68,122 million in the previous fiscal year. This was attributed to the increase in income before income taxes.

(6) Minority Interests

Minority interests increased 32% year on year to ¥3,257 million ($28 million) in the fiscal year under review, following the inclusion of Houlihan Lokey in the Company’s scope of consolidation.

(7) Discontinued Operations11

Income from discontinued operations, net of applicable tax effect was ¥15,227 million ($129 million). As a result of the application of FASB Statement No. 144, income received from the subsidiaries, the units and certain properties that have been classified as discontinued operations that were sold or intended to be sold have been reported separately from continuing operations.

(8) Net Income

Operating income rose 65% to ¥217,338 million ($1,850 million), and income before discontinued operations, income taxes and minority interests in earnings of subsidiaries was up 63% to ¥252,150 million ($2,147 million). Net income climbed 82% to ¥166,388 million ($1,416 million). Diluted net income per share was up 79% to ¥1,790.30 ($15.24).

3. Cash Flows

Cash and cash equivalents in fiscal 2006 increased by ¥100,476 million to ¥245,856 million ($2,093 million) due mainly to outflows associated with increases of lease equipment and installment loans made to customers and inflows from securitization and debt.

Cash flows from operating activities increased from ¥126,467 million to ¥136,003 million ($1,158 million) in fiscal 2006 reflecting the increase in net income.

Cash flows from investing activities were ¥799,357 million ($6,805 million) of outflows in fiscal 2006, compared with outflows of ¥408,004 million in the previous fiscal year. In the fiscal year under review the net balance of purchases of lease equipment after adjusting for principal payments received under direct financing leases and proceeds from sales of operating lease assets, and the net balance of installment loans made to customers after adjusting for principal collected on installment loans exceeded fiscal 2005 levels.

Cash flows from financing activities were ¥762,528 million ($6,491 million) of inflows in fiscal 2006, compared with ¥274,343 million in the previous fiscal year. This was mainly attributed to the increase in debt as a result of growth in operating assets.

11	For discussion on discontinued operations, see Note 24 on page 136.

FINANCIAL SECTION

■   Ten-Year Summary

      ORIX Corporation and Subsidiaries

	Millions of yen
	Years Ended March 31
	1997	1998	1999	2000
Financial Position
Investment in Direct Financing Leases	¥2,067,616	¥2,186,022	¥1,952,842	¥1,744,953
Installment Loans	1,700,697	1,794,825	1,761,887	1,791,439
Investment in Operating Leases	465,737	435,066	411,156	397,576
Investment in Securities	434,488	500,449	576,206	758,381
Other Operating Assets	58,193	65,838	73,345	68,943

Operating Assets	¥4,726,731	¥4,982,200	¥4,775,436	¥4,761,292
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥(117,567)	¥(145,741)	¥(132,606)	¥(136,939)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.1%	3.7%	3.6%	3.9%
Short-Term Debt, Long-Term Debt and Deposits	¥4,217,334	¥4,628,670	¥4,274,280	¥4,010,468
Shareholders’ Equity	¥308,584	¥313,821	¥327,843	¥425,671
Total Assets	¥5,089,975	¥5,574,309	¥5,347,636	¥5,341,542

Revenues and Expenses
Total Revenues	¥472,356	¥554,713	¥639,343	¥651,475
Interest Expense	¥130,743	¥142,177	¥140,827	¥114,828
Selling, General and Administrative Expenses	¥70,323	¥79,808	¥82,371	¥88,430
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	¥37,468	¥38,275	¥27,296	¥50,680
Income from Continuing Operations	¥19,044	¥23,731	¥25,666	¥29,669
Net Income	¥19,044	¥23,731	¥25,621	¥30,642
Return on Assets	0.39%	0.45%	0.47%	0.57%
Return on Equity	6.51%	7.63%	7.99%	8.13%
Per Share Data: (yen)
Net income (basic earnings per share)	¥244.64	¥305.33	¥330.43	¥385.27
Net income (diluted earnings per share)	¥244.64	¥305.33	¥330.43	¥377.02
Shareholders’ equity per share	¥3,964.16	¥4,041.87	¥4,232.02	¥5,199.12

Operations
Direct Financing Leases:
New receivables added	¥1,050,849	¥1,227,719	¥1,076,387	¥1,073,074
New equipment acquisitions	¥886,806	¥1,093,519	¥913,221	¥905,898
Installment Loans:
New loans added	¥593,074	¥715,030	¥706,758	¥807,477
Operating Leases:
New equipment acquisitions	¥92,932	¥98,566	¥92,272	¥101,020
Investment in Securities:
New securities added	¥135,324	¥217,225	¥302,035	¥333,249
Other Operating Transactions:
New assets added	¥24,336	¥35,898	¥39,733	¥70,443

Number of Employees	7,594	8,203	9,037	9,503

	Millions of yen
	Years Ended March 31
	2001	2002	2003	2004	2005	2006
Financial Position
Investment in Direct Financing Leases	¥1,657,709	¥1,658,669	¥1,572,308	¥1,453,575	¥1,451,574	¥1,437,491
Installment Loans	1,846,511	2,273,280	2,288,039	2,234,940	2,386,597	2,926,036
Investment in Operating Leases	451,171	474,491	529,044	536,702	619,005	720,096
Investment in Securities	942,158	861,336	677,435	551,928	589,271	682,798
Other Operating Assets	98,175	245,897	76,343	72,049	82,651	91,856

Operating Assets	¥4,995,724	¥5,513,673	¥5,143,169	¥4,849,194	¥5,129,098	¥5,858,277
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥(141,077)	¥(152,887)	¥(133,146)	¥(128,020)	¥(115,250)	¥(97,002)
Allowance/Investment in Direct Financing Leases and Installment Loans	4.0%	3.9%	3.4%	3.5%	3.0%	2.2%
Short-Term Debt, Long-Term Debt and Deposits	¥4,070,545	¥4,679,566	¥4,239,514	¥3,859,180	¥4,146,322	¥4,925,753
Shareholders’ Equity	¥461,323	¥502,508	¥505,458	¥564,047	¥727,333	¥953,646
Total Assets	¥5,591,311	¥6,350,219	¥5,931,067	¥5,624,957	¥6,068,953	¥7,242,455

Revenues and Expenses
Total Revenues	¥617,804	¥706,617	¥735,407	¥764,768	¥928,703	¥947,824
Interest Expense	¥109,020	¥89,758	¥70,564	¥58,571	¥54,882	¥62,467
Selling, General and Administrative Expenses	¥98,264	¥122,356	¥138,553	¥153,832	¥173,296	¥190,189
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations, Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	¥56,474	¥70,467	¥47,349	¥104,774	¥155,103	¥252,150
Income from Continuing Operations	¥32,481	¥38,494	¥26,227	¥52,329	¥84,507	¥151,161
Net Income	¥34,157	¥40,269	¥30,243	¥54,020	¥91,496	¥166,388
Return on Assets	0.62%	0.67%	0.49%	0.93%	1.56%	2.50%
Return on Equity	7.70%	8.36%	6.00%	10.10%	14.17%	19.80%
Per Share Data: (yen)
Net income (basic earnings per share)	¥417.77	¥489.19	¥361.44	¥645.52	¥1,087.82	¥1,883.89
Net income (diluted earnings per share)	¥400.99	¥467.11	¥340.95	¥601.46	¥1,002.18	¥1,790.30
Shareholders’ equity per share	¥5,646.11	¥6,007.52	¥6,039.43	¥6,739.64	¥8,322.96	¥10,608.97

Operations
Direct Financing Leases:
New receivables added	¥842,396	¥1,083,070	¥1,000,896	¥801,787	¥863,137	¥888,912
New equipment acquisitions	¥723,330	¥980,379	¥895,848	¥713,240	¥767,672	¥800,802
Installment Loans:
New loans added	¥740,639	¥1,340,400	¥1,268,170	¥1,124,276	¥1,545,517	¥1,834,192
Operating Leases:
New equipment acquisitions	¥143,158	¥146,203	¥173,567	¥189,737	¥248,327	¥317,645
Investment in Securities:
New securities added	¥397,218	¥348,347	¥231,294	¥122,066	¥244,600	¥235,932
Other Operating Transactions:
New assets added	¥128,984	¥204,121	¥116,736	¥186,265	¥129,604	¥132,017

Number of Employees	9,529	11,271	11,833	12,481	13,734	15,067

Notes:

1.      In fiscal 1998, new loans added and new securities added included increases of ¥18,999 million and ¥34,189 million, respectively, as a result of the acquisition of ORIX Trust and Banking Corporation. In fiscal 2002, new receivables added and new equipment acquisitions of direct financing leases, new loans added and new securities added included increases of ¥248,101 million, ¥252,436 million, ¥5,841 million and ¥1,042 million, respectively, as a result of the acquisition of IFCO Inc. In addition, new loans added included ¥132,127 million in housing loans that were purchased from Asahi Mutual Life Company in fiscal 2002. In fiscal 2003, new receivables added and new equipment acquisitions of direct financing leases included increases of ¥112,007 million, ¥112,605 million, respectively, as a result of the acquisition of Nittetsu Lease Co., Ltd.

2.      In fiscal 2001, the Company implemented a 1.2-for-1 stock split on May 19, 2000. Per share data have been adjusted for this stock split retroactively.

3.      As a result of the recording of “Discontinued Operations” in accordance with FASB Statement No. 144 (“Accounting for Impairment or Disposal of Long-Lived Assets”), certain amounts in the prior years have been reclassified retroactively.

4.      Lease income associated with re-leasing, which had been recorded net of depreciation costs of estimated residual values and included in revenues of “direct financing leases,” were reclassified into revenues as “operating leases” and into expenses as “costs of operating leases,” respectively and revenues and costs of vehicle maintenance and management services, which had been recorded net and included in revenues of “direct financing leases,” were reclassified into revenues as “other operating revenues” and into expenses as “other operating expenses,” respectively. As a result, total revenues in the prior years have been reclassified retroactively.

5.      “Minority interests in earnings of subsidiaries, net” which had been included in “selling, general and administrative expenses” were disclosed separately. In addition, the amounts in the previous years have been reclassified retroactively.

■   Consolidated Balance Sheets

      ORIX Corporation and Subsidiaries    As of March 31, 2005 and 2006

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
ASSETS
Cash and Cash Equivalents	¥145,380	¥245,856	$2,093
Restricted Cash	53,193	172,805	1,471
Time Deposits	8,678	5,601	48
Investment in Direct Financing Leases	1,451,574	1,437,491	12,237
Installment Loans	2,386,597	2,926,036	24,909
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(115,250)	(97,002)	(826)
Investment in Operating Leases	619,005	720,096	6,130
Investment in Securities	589,271	682,798	5,813
Other Operating Assets	82,651	91,856	782
Investment in Affiliates	274,486	316,773	2,697
Other Receivables	160,263	165,657	1,410
Inventories	113,203	140,549	1,197
Prepaid Expenses	45,082	40,676	346
Office Facilities	65,410	91,797	781
Other Assets	189,410	301,466	2,566

	¥6,068,953	¥7,242,455	$61,654

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Debt	¥947,871	¥1,336,414	$11,377
Deposits	336,588	353,284	3,007
Trade Notes, Accounts Payable and Other Liabilities	259,555	334,008	2,843
Accrued Expenses	95,407	89,043	758
Policy Liabilities	550,880	503,708	4,288
Income Taxes:
Current	24,252	45,464	387
Deferred	155,607	205,533	1,750
Security Deposits	98,415	150,836	1,284
Long-Term Debt	2,861,863	3,236,055	27,548

Total liabilities	5,330,438	6,254,345	53,242

Minority Interests	11,182	34,464	294
Commitments and Contingent Liabilities
Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 87,996,090 shares in 2005 and
90,289,655 shares in 2006	73,100	88,458	753
Additional paid-in capital	91,045	106,729	909
Retained Earnings:
Legal reserve	2,220	2,220	19
Retained earnings	570,494	733,386	6,243
Accumulated other comprehensive income (loss)	(1,873)	27,603	235
Treasury stock, at cost:
607,384 shares in 2005 and 399,076 shares in 2006	(7,653)	(4,750)	(41)

	727,333	953,646	8,118

	¥6,068,953	¥7,242,455	$61,654

■   Consolidated Statements of Income

      ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2004, 2005 and 2006

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Revenues:
Direct financing leases	¥87,388	¥88,252	¥98,645	$840
Operating leases	179,750	195,470	213,865	1,821
Interest on loans and investment securities	115,947	135,458	161,350	1,373
Brokerage commissions and net gains on investment securities	26,025	33,905	48,826	416
Life insurance premiums and related investment income	134,154	137,004	138,118	1,176
Real estate sales	98,034	123,162	74,943	638
Gains on sales of real estate under operating leases	9,116	1,554	8,970	76
Transportation revenues	—	55,339	—	—
Other operating revenues	114,354	158,559	203,107	1,729

Total revenues	764,768	928,703	947,824	8,069

Expenses:
Interest expense	58,571	54,882	62,467	532
Costs of operating leases	117,324	123,736	135,583	1,154
Life insurance costs	119,653	122,896	117,622	1,002
Costs of real estate sales	88,679	113,830	65,904	561
Costs of transportation revenues	—	46,594	—	—
Other operating expenses	72,578	104,817	129,577	1,103
Selling, general and administrative expenses	153,832	173,296	190,189	1,619
Provision for doubtful receivables and probable loan losses	47,583	39,513	16,480	140
Write-downs of long-lived assets	12,345	11,713	8,336	71
Write-downs of securities	5,234	4,930	4,540	39
Foreign currency transaction loss (gain), net	1,577	783	(212)	(2)

Total expenses	677,376	796,990	730,486	6,219

Operating Income	87,392	131,713	217,338	1,850
Equity in Net Income of Affiliates	17,924	20,043	32,080	274
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Loss	(542)	3,347	2,732	23

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	104,774	155,103	252,150	2,147
Provision for Income Taxes	51,399	68,122	97,732	832

Income before Minority Interests in Earnings of Subsidiaries	53,375	86,981	154,418	1,315
Minority Interests in Earnings of Subsidiaries, Net	1,046	2,474	3,257	28

Income from Continuing Operations	52,329	84,507	151,161	1,287

Discontinued Operations:
Income from discontinued operations, net (including gains on sales of ¥3,747 million in fiscal 2004 and ¥9,964 million in fiscal 2005 and ¥24,151 million in fiscal 2006)	3,142	11,755	25,006	213
Provision for income taxes	(2,060)	(4,766)	(9,779)	(84)

Discontinued operations, net of applicable tax effect	1,082	6,989	15,227	129

Income before Extraordinary Gain	53,411	91,496	166,388	1,416
Extraordinary Gain, net of applicable tax effect	609	—	—	—

Net Income	¥54,020	¥91,496	¥166,388	$1,416

	Yen			U.S. dollars
Amounts per Share of Common Stock:
Basic:
Income from continuing operations	¥625.31	¥1,004.72	¥1,711.49	$14.57
Discontinued operations	12.94	83.10	172.40	1.47
Extraordinary gain	7.27	—	—	—
Net income	645.52	1,087.82	1,883.89	16.04
Diluted:
Income from continuing operations	583.12	926.75	1,627.95	13.86
Discontinued operations	11.74	75.43	162.35	1.38
Extraordinary gain	6.60	—	—	—
Net income	601.46	1,002.18	1,790.30	15.24
Cash Dividends	25.00	25.00	40.00	0.34

The accompanying notes to consolidated financial statements are an integral part of these statements.

■   Consolidated Statements of Shareholders’ Equity

      ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2004, 2005 and 2006

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Common Stock:
Beginning balance	¥52,067	¥52,068	¥73,100	$622
Exercise of warrants and stock acquisition rights	1	1,032	2,829	24
Conversion of convertible bond	—	20,000	12,529	107

Ending balance	52,068	73,100	88,458	753

Additional Paid-in Capital:
Beginning balance	70,002	70,015	91,045	775
Exercise of warrants, stock acquisition rights and stock options	8	1,031	2,831	24
Conversion of convertible bond	—	19,999	12,528	107
Other, net	5	—	325	3

Ending balance	70,015	91,045	106,729	909

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	429,163	481,091	570,494	4,857
Cash dividends	(2,092)	(2,093)	(3,496)	(30)
Net income	54,020	91,496	166,388	1,416

Ending balance	481,091	570,494	733,386	6,243

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(39,747)	(33,141)	(1,873)	(16)
Net change of unrealized gains on investment in securities	23,131	15,102	10,706	91
Net change of minimum pension liability adjustments	(3,785)	6,877	458	4
Net change of foreign currency translation adjustments	(15,710)	6,019	13,478	115
Net change of unrealized losses on derivative instruments	2,970	3,270	4,834	41

Ending balance	(33,141)	(1,873)	27,603	235

Treasury Stock:
Beginning balance	(8,247)	(8,206)	(7,653)	(65)
Exercise of stock options	202	805	3,025	25
Other, net	(161)	(252)	(122)	(1)

Ending balance	(8,206)	(7,653)	(4,750)	(41)

Total Shareholders’ Equity:
Beginning balance	505,458	564,047	727,333	6,192
Increase, net	58,589	163,286	226,313	1,926

Ending balance	¥564,047	¥727,333	¥953,646	$8,118

Summary of Comprehensive Income:
Net income	¥54,020	¥91,496	¥166,388	$1,416
Other comprehensive income	6,606	31,268	29,476	251

Comprehensive income	¥60,626	¥122,764	¥195,864	$1,667

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

■   Consolidated Statements of Cash Flows

      ORIX Corporation and Subsidiaries    For the Years Ended March 31, 2004, 2005 and 2006

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Cash Flows from Operating Activities:
Net income	¥54,020	¥91,496	¥166,388	$1,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	121,530	132,158	136,621	1,163
Provision for doubtful receivables and probable loan losses	47,583	39,513	16,480	140
Decrease in policy liabilities	(15,771)	(41,902)	(47,172)	(401)
Deferred tax provision (benefit)	(2,881)	15,533	29,625	252
Gains from securitization transactions	(446)	(12,520)	(7,139)	(61)
Equity in net income of affiliates	(17,924)	(20,043)	(32,080)	(274)
(Gains) losses on sales of subsidiaries and affiliates and liquidation loss	542	(3,347)	(2,732)	(23)
Extraordinary gain	(609)	—	—	—
Minority interests in earnings of subsidiaries, net	1,046	2,474	3,257	28
Gains on sales of available-for-sale securities	(8,728)	(14,761)	(10,401)	(89)
Gains on sales of real estate under operating leases	(9,116)	(1,554)	(8,970)	(76)
Gains on sales of operating lease assets other than real estate	(2,783)	(4,746)	(7,184)	(61)
Write-downs of long-lived assets	12,345	11,713	8,336	71
Write-downs of securities	5,234	4,930	4,540	39
Increase in restricted cash	(17,393)	(17,517)	(119,202)	(1,015)
Increase in trading securities	(4,831)	(21,430)	(9,091)	(77)
Increase in inventories	(18,197)	(21,906)	(56,596)	(482)
Increase in prepaid expenses	(1,974)	(975)	(2,316)	(20)
Increase in accrued expenses	7,481	8,255	2,755	24
Increase in security deposits	683	19,567	48,597	414
Other, net	3,001	(38,471)	22,287	190

Net cash provided by operating activities	152,812	126,467	136,003	1,158

Cash Flows from Investing Activities:
Purchases of lease equipment	(873,248)	(942,489)	(1,136,538)	(9,675)
Principal payments received under direct financing leases	731,702	633,724	670,781	5,710
Net proceeds from securitization of lease receivables, loan receivables and securities	35,704	191,976	194,806	1,658
Installment loans made to customers	(1,130,986)	(1,545,297)	(1,834,192)	(15,614)
Principal collected on installment loans	1,092,698	1,287,144	1,200,337	10,218
Proceeds from sales of operating lease assets	116,531	73,928	130,992	1,115
Investment in and dividends received from affiliates, net	5,822	(48,257)	10,754	92
Proceeds from sales of investment in affiliates	—	14,327	18,500	157
Purchases of available-for-sale securities	(90,527)	(219,890)	(201,123)	(1,712)
Proceeds from sales of available-for-sale securities	164,860	127,452	166,251	1,415
Maturities of available-for-sale securities	88,601	82,373	38,706	329
Purchases of other securities	(32,707)	(24,283)	(34,634)	(295)
Proceeds from sales of other securities	12,648	11,456	23,142	197
Purchases of other operating assets	(8,966)	(9,216)	(25,630)	(218)
Proceeds from sales of other operating assets	10,468	3,539	6,452	55
Acquisitions of subsidiaries, net of cash acquired	(8,861)	(12,506)	(38,837)	(331)
Sales of subsidiaries, net of cash disposed	24	—	2,664	23
Other, net	10,215	(31,985)	8,212	71

Net cash provided by (used in) investing activities	123,978	(408,004)	(799,357)	(6,805)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	50,109	(34,227)	326,285	2,778
Proceeds from debt with maturities longer than three months	1,640,244	1,934,048	2,102,054	17,894
Repayment of debt with maturities longer than three months	(2,051,777)	(1,665,050)	(1,697,828)	(14,453)
Net increase in deposits due to customers	30,078	44,043	16,628	141
Issuance of common stock	8	2,052	5,975	51
Dividends paid	(2,092)	(2,093)	(3,496)	(30)
Net increase (decrease) in call money	5,000	(5,000)	10,000	85
Other, net	146	570	2,910	25

Net cash provided by (used in) financing activities	(328,284)	274,343	762,528	6,491

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(948)	339	1,302	11

Net Increase (Decrease) in Cash and Cash Equivalents	(52,442)	(6,855)	100,476	855
Cash and Cash Equivalents at Beginning of Year	204,677	152,235	145,380	1,238

Cash and Cash Equivalents at End of Year	¥152,235	¥145,380	¥245,856	$2,093

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“US GAAP”), modified for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its subsidiaries in Japan maintain their books in conformity with Japanese accounting practices, which differ in certain respects from US GAAP.

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to these company’s books and records. The principal adjustments relate to accounting for direct financing leases, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost, calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%–50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to EITF96-16 (Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights). A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the determination of impairment of goodwill and other intangible assets (see (w)), the determination of impairment of investment in securities (see (i)), the determination of valuation allowance for deferred tax assets (see (j)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see(l)), and the determination of benefit obligation and net periodic pension cost (see (m)).

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(e) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company or its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are deferred and taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring equipment and personal computers is 4 years, and as real estate is 31 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of formerly leased real estate such as commercial buildings or residential condominiums, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from disposal of such previously leased real estate, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated (see Note 6).

        Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(f) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life, whole life and medical insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 1.7%, 1.6% and 2.0% for fiscal 2004, 2005 and 2006, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2004, 2005 and 2006 amounted to ¥10,017 million, ¥10,359 million and ¥10,179 million ($87 million), respectively.

(g) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicates that the assets might be impaired. When the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

        Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities in certain other situations. The Company and its subsidiaries charge against income losses related to debt securities in situations where, even though the market value has not remained significantly below the carrying value for six months, it is considered that the decline in the market value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months.

(j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Retained interests include senior interests, subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(l) Derivative financial instruments

All derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies the criteria for hedge accounting.

(m) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and certain subsidiaries accounted for the transfer to the Japanese Government of a substitutional portion of an employees’ pension fund in fiscal 2005 in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No. 03-2, the entire separation process was to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”).

(n) Stock-based compensation

Stock-based compensation expense is accounted for in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense in fiscal 2004, 2005 and 2006 with the exclusion of the expenses related to the stock compensation program for directors, executive officers and group executives which was newly introduced in fiscal 2006.

Had compensation expense for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2004, 2005 and 2006 would have been as follows:

	Millions of yen			Millions of U.S. dollars 2006
	2004	2005	2006
As reported:
Net income	¥54,020	¥91,496	¥166,388	$1,416
Add: Stock-based compensation expenses included in reported net income	—	—	313	3
Less: Total stock-based compensation expenses determined by fair value based method	(1,735)	(2,199)	(3,567)	(30)
Pro forma:
Net income	52,285	89,297	163,134	1,389

Net income—
As reported:
Basic EPS	¥645.52	¥1,087.82	¥1,883.89	$16.04
Diluted EPS	601.46	1,002.18	1,790.30	15.24
Pro forma:
Basic EPS	624.78	1,061.67	1,847.05	15.72
Diluted EPS	582.64	978.45	1,755.61	14.95

In December 2004, FASB Statement No. 123 (revised 2004) (“Share-Based Payment”) was issued. This statement is effective for fiscal years beginning after June 15, 2005 (see (ae)).

(o) Stock splits

Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

Based on a revision to the Code before amendment, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2006 would have increased by approximately ¥24,674 million ($210 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and cash in trust related to debt guarantee.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥6,714 million and ¥9,877 million ($84 million) as of March 31, 2005 and 2006, respectively. Estimated useful lives range up to 55 years for buildings, up to 56 years for fixtures and up to 20 years for machinery and equipment.

(s) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2005 and 2006, advance and/or progress payments were ¥94,974 million and ¥127,098 million ($1,082 million), respectively, and finished goods were ¥18,229 million and ¥13,451 million ($115 million), respectively.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥23,071 million and ¥32,672 million ($278 million) as of March 31, 2005 and 2006, respectively. Estimated useful lives range up to 55 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”). FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

        FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives, and will be tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥222 million, ¥74 million and ¥69 million ($1 million) in fiscal 2004, 2005 and 2006, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2004, 2005 and 2006 are ¥9,725 million, ¥13,012 million and ¥12,465 million ($106 million), respectively.

(aa) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to include the operating results of any component of an entity with its own identifiable operations and cash flow which is disposed of and which the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated financial statements.

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2006, which was ¥117.47 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(ac) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries have applied EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM.

(ad) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). SOP No. 03-3 requires acquired loans to be recorded at fair value and prohibits “carrying over” or creation of valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. SOP No. 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as an impairment. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company and its subsidiaries have adopted this SOP in fiscal 2006 (see Note 6.)).

        In December 2004, FASB Statement No. 153 (“Exchange of Nonmonetary Assets – an amendment of APB Opinion No. 29”) was issued. This Statement amends the guidance in Accounting Principles Board (“APB”) Opinion No. 29 (“Accounting for Nonmonetary Transactions”), eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement will not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

In December 2004, FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”) was issued. FASB Statement No. 123(R) supersedes APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and amends FASB Statement No. 123. This Statement requires the Company to measure and record compensation expense for stock options and other share-based payment based on the instruments’ fair value. The Company is required to adopt this Statement for fiscal years beginning after June 15, 2005 using a modified version of prospective application or may elect to apply a modified version of retrospective application. The Company expects to adopt this Statement using the modified version of prospective application and adoption of this Statement will not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

In May 2005, FASB Statement No. 154 (“Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”) was issued. This Statement replaces APB Opinion No. 20 (“Accounting Changes”) and FASB Statement No. 3 (“Reporting Accounting Changes in Interim Financial Statements”), and provides guidance on the accounting for and reporting of accounting changes and error corrections. This Statement requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standards does not include specific transition provisions, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2005, FSP FAS 115-1 and FAS 124-1 (“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”) was issued. This FSP provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP is required to be applied to reporting periods beginning after December 15, 2005. The Company and its subsidiaries have adopted this FSP in fiscal 2006.

In February 2006, FASB Statement No. 155 (“Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”) was issued. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 (“Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”), and amends FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125”). This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years beginning after September 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2006, FASB Statement No. 156 (“Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”) was issued. This Statement addresses recognition and measurement of separately recognized servicing assets and liabilities, and amends FASB Statement No. 140. This Statement is effective for fiscal years beginning after September 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(af) Reclassifications

Certain amounts in fiscal 2004 and 2005 consolidated financial statements have been reclassified to conform to fiscal 2006 presentation. On the consolidated balance sheets, “minority interests” which had been included in “trade notes, accounts payable and other liabilities” were disclosed separately. On the consolidated statements of income, lease income associated with re-leasing of assets upon maturity of a direct financing lease, which had been recorded in fiscal 2004 and 2005 net of depreciation costs of estimated residual values and included in revenues of “direct financing leases,” was reclassified into revenues of “operating leases” with depreciation costs included in “costs of operating leases”. In addition, revenues and costs of vehicle maintenance and management services contained in an automobile lease contract, which had been previously recorded net and included in revenues of “direct financing leases,” were reclassified into “other operating revenues” and “other operating expenses,” respectively. From this fiscal year, “minority interests in earnings of subsidiaries, net” which had been included in “selling, general and administrative expenses” in fiscal 2004 and 2005 were disclosed separately.

2. Acquisitions

On December 31, 2003, Footwork Express Co., Ltd. (previously OSL Co., Ltd.), a 69.2% owned subsidiary of the Company, acquired net assets that constituted a business of reorganization company, Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.). The aggregate purchase price was ¥3,112 million, of which ¥2,598 million was paid on December 31, 2003 and ¥514 million was paid on March 30, 2004, respectively, in cash. The Company purchased a business of Footwork Logistics Corporation in line with its plans to expand its corporate rehabilitation business in Japan. The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen
Intangible assets other than goodwill	¥2,225
Other assets	887

Total assets acquired	3,112

Net assets acquired	¥3,112

Of the ¥2,225 million of acquired intangible assets other than goodwill, ¥1,343 million was assigned to trade name that has an indefinite useful life and ¥614 million was assigned to a customer base that has an amortization period of 20 years and ¥268 million was assigned to a business license that has an amortization period of a half year. Furthermore, there is a possibility that additional payments may have to be made up to the fiscal 2007, depending upon the level of net income attained as stipulated in the business transfer contract. In this case, additional payments will be accounted for as an adjustment to the purchase price.

Furthermore, the Company’s share in Footwork Express Co., Ltd. was reduced in December 2004 due to an increase in capital whereby the substantive participating rights of a minority shareholder were increased. As a result, the Company no longer has a controlling financial interest in Footwork Express Co., Ltd. and included this company in investment in affiliates on the consolidated balance sheet as of March 31, 2005.

The 12 months operating results of Footwork Express Co., Ltd. have been included in the consolidated statement of income in fiscal 2005 based on its calendar reporting year ended December 31, 2004 and are reported in the income statement captions “transportation revenues” and “costs of transportation revenues”. As a result of the reduction in the Company’s ownership interest in Footwork Express Co., Ltd., the Company records its proportionate share of net income or loss of Footwork Express Co., Ltd. by the equity method from fiscal 2006.

During fiscal 2004, the Company and its subsidiaries acquired five other entities for a total cost of ¥10,658 million, which was paid in cash. Goodwill, which is not deductible for income tax calculation purposes, recognized in these transactions amounted to ¥1,230 million as a result of preliminary purchase price allocation at the time of acquisition, which was then adjusted to ¥398 million in accordance with the finalization of purchase price allocation during fiscal 2005. Acquisitions were made in line with the Company’s plans to expand its operations in the Real Estate and Automobile Operations segment and corporate rehabilitation business in Japan.

During fiscal 2005, the Company and its subsidiaries acquired 10 entities for a total cost of ¥18,131 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥2,330 million, which is not deductible for income tax calculation purposes. Acquired intangible assets with an indefinite useful life other than goodwill recognized in these transactions amounted to ¥1,461 million, which consist of ¥1,400 million for a business model of the cash collection system and ¥61 million for the trade name. The amount of goodwill was adjusted to ¥2,601 million in accordance with the finalization of purchase price allocation during fiscal 2006. Acquisitions were made in line with the Company’s plans to expand its operations in the Corporate Financial Services and Real Estate segments and corporate rehabilitation business in Japan.

During fiscal 2006, the Company and its subsidiaries acquired six entities for a total cost of ¥73,454 million ($625 million), which was paid in cash of ¥54,306 million ($462million) and its subsidiary’s common stocks of ¥19,148 million ($163 million). Goodwill recognized in these transactions amounted to ¥46,950 million ($399 million), which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥22,753 million ($194 million), including ¥22,579 million ($192 million) for the trade name. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were made in line with the Company’s plans to expand its operations in The Americas, Real Estate-Related Finance, Real Estate and Other segments.

The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

3. Cash Flow Information

Cash payments during fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Cash payments:
Interest	¥60,951	¥57,613	¥65,812	$560
Income taxes	56,364	63,613	57,920	493

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows. As non-cash investing activities, the Company and its subsidiaries assumed ¥24,412 million, ¥47,961 million and ¥50,567 million ($430 million) of liabilities in connection with acquisitions in fiscal 2004, 2005 and 2006, respectively. In addition, subsidiary’s common stocks of ¥19,148 million ($163 million) were exchanged in connection with an acquisition in fiscal 2006. As non-cash financing activities, ¥39,999 million and ¥25,057 million ($214 million) of convertible bonds were converted to common stocks in fiscal 2005 and 2006, respectively.

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2005 and 2006 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Minimum lease payments receivable	¥1,530,329	¥1,536,081	$13,076
Estimated residual value	62,144	58,611	499
Initial direct costs	17,565	16,373	139
Unearned lease income	(158,464)	(173,574)	(1,477)

	¥1,451,574	¥1,437,491	$12,237

Minimum lease payments receivable are due in periodic installments through 2026. At March 31, 2006, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥564,499	$4,805
2008	399,562	3,401
2009	276,539	2,354
2010	156,424	1,332
2011	70,947	604
Thereafter	68,110	580

Total	¥1,536,081	$13,076

Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2004, 2005 and 2006.

5. Investment in Operating Leases

Investment in operating leases at March 31, 2005 and 2006 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Transportation equipment	¥376,595	¥437,012	$3,720
Measuring equipment and personal computers	156,171	166,679	1,419
Real estate and other	337,270	389,081	3,312

	870,036	992,772	8,451
Accumulated depreciation	(265,022)	(288,853)	(2,459)

Net	605,014	703,919	5,992
Rental receivables	13,991	16,177	138

	¥619,005	¥720,096	$6,130

Gains and losses from the disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For fiscal 2004, 2005 and 2006, gains from the disposition of assets under operating leases other than real estate are ¥2,783 million, ¥4,746 million and ¥7,184 million ($61 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Costs of depreciation and various expenses for fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Depreciation	¥85,078	¥91,618	¥101,258	$862
Various expenses	32,246	32,118	34,325	292

	¥117,324	¥123,736	¥135,583	$1,154

The operating lease contracts include non-cancelable lease terms ranging from one month to 10 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥102,208	$870
2008	66,415	565
2009	43,552	371
2010	22,610	192
2011	8,361	71
Thereafter	3,994	35

Total	¥247,140	$2,104

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2005 and 2006 is as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Borrowers in Japan:
Consumer—
Housing loans	¥505,930	¥654,171	$5,568
Card loans	228,505	318,910	2,715
Other	75,353	113,217	964

	809,788	1,086,298	9,247

Corporate—
Real estate-related companies	314,534	416,128	3,542
Commercial and industrial companies	879,624	1,002,076	8,531

	1,194,158	1,418,204	12,073

	2,003,946	2,504,502	21,320
Overseas corporate, industrial and other borrowers	217,883	254,994	2,171
Purchased loans*	152,125	153,158	1,304
Loan origination costs, net	12,643	13,382	114

	¥2,386,597	¥2,926,036	$24,909

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate-related companies and commercial and industrial companies in Japan.

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors. At March 31, 2006, the contractual maturities of installment loans except purchased loans and loan origination costs for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥689,401	$5,869
2008	399,732	3,403
2009	341,880	2,910
2010	267,980	2,281
2011	256,976	2,188
Thereafter	803,527	6,840

Total	¥2,759,496	$23,491

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥106,693 million, ¥125,321 million and ¥148,910 million ($1,268 million) for fiscal 2004, 2005 and 2006, respectively.

For loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely (“purchased loans”), AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) requires that the investor recognize the excess of the loan’s cash flows expected at acquisition over the investor’s initial investment as interest income on the level-yield basis over the remaining life of the purchased loan (“accretable yield”). SOP No. 03-3, however, does not prohibit placing loans on non-accrual status subsequent to acquisition, including use of the cost recovery or cash basis methods of income recognition when it is not appropriate to recognize the accretable yield, such as when the investor does not have sufficient information to reasonably estimate cash flows expected to be collected to compute the accretable yield.

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower which result in limited or no expectation of further performance by the borrower except through liquidation of collateral. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment, or arrangement of evacuation of the property after foreclosure, or the sale of such loans to third parties. In some cases, the Company and its subsidiaries may employ a number of these strategies to maximize collateral realization. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries mainly use the cost recovery or cash basis methods of income recognition for such purchased loans.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥9,809 and ¥16,500 million ($140 million) as of March 31, 2005 and 2006.

The carrying amounts of purchased loans at March 31, 2005 and 2006 are as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Carrying amount	¥152,125	¥153,158	$1,304
(Carrying amount of purchased loans for which the cost recovery method or cash basis method are used)	(152,049)	(152,691)	(1,300)

For purchased loans acquired during fiscal 2006, the fair value at the acquisition date is as follows:

	Millions of yen	Millions of U.S. dollars
	2006	2006
Fair value at the acquisition date	¥116,607	$993
(Fair value of purchased loans for which the cost recovery method or cash basis method are used)	(115,547)	(984)

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2006 are as follows:

	Millions of yen	Millions of U.S. dollars
	2006	2006
Beginning balance	¥5,498	$46
Provisions charged to income	3,244	28
Charge-offs	(732)	(6)
Other*	18	0

Ending balance	¥8,028	$68

*	Other includes foreign currency translation adjustments.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Beginning balance	¥133,146	¥128,020	¥115,250	$981
Provisions charged to income	47,583	39,513	16,480	140
Charge-offs	(54,471)	(54,122)	(37,258)	(317)
Recoveries	1,892	1,472	1,127	10
Other*	(130)	367	1,403	12

Ending balance	¥128,020	¥115,250	¥97,002	$826

*	Other includes foreign currency translation adjustments, the effect of acquisitions and amounts reclassified to discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2005 and 2006 is as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Balance of allowance related to:
Investment in direct financing leases	¥36,264	¥30,723	$262
Installment loans	78,986	66,279	564

Total	¥115,250	¥97,002	$826

Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The Company and its subsidiaries consider that large balance non-homogeneous loans are impaired when principal or interest is past due more than 90 days or earlier if management determines that it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of these loans, and consider that smaller balance homogeneous loans, including housing loans and card loans are impaired when these terms of loans are modified in a troubled debt restructuring.

The recorded investments in loans considered impaired are ¥86,021 million and ¥83,658 million ($712 million) as of March 31, 2005 and 2006, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥67,745 million and ¥66,543 million ($566 million) as of March 31, 2005 and 2006, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥35,150 million and ¥31,056 million ($264 million) as of March 31, 2005 and 2006, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets. The recorded investments in loans considered impaired above include purchased loans considered impaired as described in Note 6.

The average recorded investments in impaired loans for fiscal 2004, 2005 and 2006 were ¥94,346 million, ¥91,782 million and ¥84,803 million ($722 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥990 million, ¥1,790 million and ¥1,771 million ($15 million), and collected in cash interest on impaired loans of ¥954 million, ¥1,613 million and ¥1,455 million ($12 million) in fiscal 2004, 2005 and 2006, respectively.

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans. (see Note 1(e))

As of March 31, 2005 and 2006, the balances of direct financing leases on non-accrual status were ¥25,733 million and ¥20,494 million ($174 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥26,945 million and ¥16,455 million ($140 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2005 and 2006 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Trading securities	¥47,784	¥61,971	$528
Available-for-sale securities	390,542	432,306	3,680
Other securities	150,945	188,521	1,605

Total	¥589,271	¥682,798	$5,813

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).

For fiscal 2004, 2005 and 2006, net unrealized holding gains and losses on trading securities are gains of ¥1,977 million, losses of ¥764 million and gains of ¥1,901 million ($16 million), respectively.

During fiscal 2005 and 2006, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥164,860 million and ¥158,740 million, respectively, resulting in gross realized gains of ¥10,910 million and ¥23,036 million, respectively, and gross realized losses of ¥2,182 million and ¥1,747 million, respectively. During fiscal 2006, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥169,532 million ($1,443 million), resulting in gross realized gains of ¥12,216 million ($104 million) and gross realized losses of ¥1,185 million ($10 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2004, 2005 and 2006, the Company and its subsidiaries charged losses on securities of ¥5,234 million, ¥4,930 million and ¥4,540 million ($39 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥83,640 million ($712 million) at March 31, 2006. Investments with an aggregate cost of ¥81,322 million ($692 million) were not evaluated for impairment because the Company and its subsidiaries did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2005 and 2006 are as follows:

March 31, 2005

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥4,498	¥78	¥(215)	¥4,361
Japanese prefectural and foreign municipal bond securities	16,941	68	(138)	16,871
Corporate debt securities	238,096	2,159	(1,332)	238,923
Mortgage-backed and other asset-backed securities	65,192	13,460	(2,314)	76,338
Equity securities	18,912	35,862	(725)	54,049

	¥343,639	¥51,627	¥(4,724)	¥390,542

March 31, 2006

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥1,270	¥60	¥(35)	¥1,295
Japanese prefectural and foreign municipal bond securities	18,711	—	(508)	18,203
Corporate debt securities	254,237	1,856	(3,778)	252,315
Mortgage-backed and other asset-backed securities	72,171	13,247	(389)	85,029
Equity securities	25,249	50,408	(193)	75,464

	¥371,638	¥65,571	¥(4,903)	¥432,306

March 31, 2006

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$11	$0	$(0)	$11
Japanese prefectural and foreign municipal bond securities	159	—	(4)	155
Corporate debt securities	2,165	16	(32)	2,149
Mortgage-backed and other asset-backed securities	614	113	(4)	723
Equity securities	215	429	(2)	642

	$3,164	$558	$(42)	$3,680

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2006:

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross Unrealized Losses
Japanese and foreign government bond Securities	¥954	¥(35)	¥25	¥—	¥979	¥(35)
Japanese prefectural and foreign municipal bond securities	17,071	(464)	1,132	(44)	18,203	(508)
Corporate debt securities	195,960	(3,578)	8,485	(200)	204,445	(3,778)
Mortgage-backed and other asset-backed securities	9,877	(297)	2,092	(92)	11,969	(389)
Equity securities	361	(86)	850	(107)	1,211	(193)

	¥224,223	¥(4,460)	¥12,584	¥(443)	¥236,807	¥(4,903)

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$8	$(0)	$0	$—	$8	$(0)
Japanese prefectural and foreign municipal bond securities	145	(4)	10	(0)	155	(4)
Corporate debt securities	1,668	(30)	72	(2)	1,740	(32)
Mortgage-backed and other asset-backed securities	84	(3)	18	(1)	102	(4)
Equity securities	3	(1)	7	(1)	10	(2)

	$1,908	$(38)	$107	$(4)	$2,015	$(42)

Approximately 370 investment positions, which included mainly foreign corporate securities and commercial mortgage-backed securities, were in an unrealized loss position as of March 31, 2006. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2006. The Company and its subsidiaries have the ability and intent to hold these securities for a time sufficient to recover its amortized cost.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2006:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥25,099	¥25,585	$214	$218
Due after one to five years	160,300	164,222	1,365	1,398
Due after five to ten years	138,873	140,278	1,182	1,194
Due after ten years	22,117	26,757	188	228

	¥346,389	¥356,842	$2,949	$3,038

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities. Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥9,254 million, ¥10,137 million and ¥12,440 million ($106 million) for fiscal 2004, 2005 and 2006, respectively.

9. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans and housing loans) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose corporations that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs generally have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries account for the transfer of the financial assets as the sale to the extent that consideration other than beneficial interests in the transferred financial assets is received in exchange when control over the financial assets is surrendered. In addition, the Company and its subsidiaries are not required to consolidate these SPEs if they are qualifying SPEs as defined in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”) or the Company and its subsidiaries are not primary beneficiaries of the SPEs pursuant to FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”). The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those retained interests includes interests in the transferred assets and are often subordinate to other tranche(s) of the securitization, servicing assets, and cash collateral.

Those beneficial interests retained by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. We periodically estimate the fair value of these retained interests and test whether the retained interests are recoverable.

During fiscal 2004, 2005 and 2006, the Company and its subsidiaries sold direct financing lease receivables, installment loans and investment in securities in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Direct financing leases:
Balance sold	¥26,284	¥97,177	¥108,973	$928
Gains on sales	170	3,877	4,733	40
Interests retained	—	66,024	25,809	220
Installment loans:
Balance sold	9,250	58,184	76,043	647
Gains on sales	276	2,115	1,776	15
Interests retained	263	9,562	4,976	42
Investment in securities:
Balance sold	—	24,760	2,651	23
Gains on sales	—	6,528	630	5
Interests retained	—	37,931	—	—

Regarding securitizations of direct financing lease receivables, for fiscal 2004, 2005 and 2006, revenues from retained interests of ¥9,542 million, ¥5,640 million and ¥7,217 million ($61 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥12,175 million, ¥13,371 million and ¥8,909 million ($76 million) for fiscal 2004, 2005 and 2006, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from retained interests of ¥259 million and ¥4,312 million ($37 million) for fiscal 2005 and 2006, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of March 31, 2004, 2005 and 2006, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2004, 2005 and 2006 are as follows:

	2004		2005				2006
		Installment loans		Installment loans				Installment loans
	Direct financing leases	Commercial mortgage loans	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.01%	2.39%	0.97%-1.19%	0.27%-1.59%	1.05%	0.00%	1.34%-1.36%	0.98%-1.77%	0.57%	0.00%
Discount rate	8.35%	1.79%	0.37%-5.01%	0.49%-2.12%	1.04%-3.46%	6.64%-14.28%	3.07%-5.86%	1.63%-1.97%	5.50%	9.00%
Annual prepayment rate (*)	—	19.18%	0.20%-4.39%	19.03%-43.93%	7.52%	0.00%	5.82%-5.98%	22.07%-28.85%	0.79%	0.00%

(*)	With respect to direct financing leases securitized in fiscal 2004, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

Retained interests from securitization transactions in fiscal 2006 and prior years are recorded in the consolidated balance sheet at March 31, 2006. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2006, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2006
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.90%-1.36%	0.20%-4.00%	0.60%-0.94%	0.00%
Discount rate	0.57%-8.10%	0.59%-2.37%	0.51%-7.95%	7.50%-9.00%
Annual prepayment rate	0.20%-6.18%	24.08%-66.76%	0.66%-7.05%	0.00%

	Millions of yen				Millions of U.S. dollars
		Installment loans				Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of retained interests	¥82,740	¥8,405	¥10,550	¥45,180	$704	$72	$90	$385
Book value of retained interests	75,349	8,167	10,235	36,286	641	70	87	309
Weighted average life (in years)	. 0.5-4.5	2.5	10.2-28.5	6.7-7.0	0.5-4.5	2.5	10.2-28.5	6.7-7.0
Expected credit loss:
+10%	627	4	36	—	5	0	0	—
+20%	1,253	9	72	—	11	0	1	—
Discount rate:
+10%	659	9	176	163	6	0	1	1
+20%	1,306	19	342	447	11	0	3	4
Prepayment rate:
+10%	183	286	127	—	2	2	1	—
+20%	363	564	246	—	3	5	2	—

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2004, 2005 and 2006 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Proceeds from new securitizations	¥35,704	¥191,976	¥194,806	$1,658
Servicing fees received	551	274	323	3
Cash flows received on interests retained	31,742	31,403	47,625	405
Repurchases of ineligible assets	(23,647)	(24,215)	(20,952)	(178)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of March 31, 2005 and 2006 are as follows:

March 31, 2005

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,594,888	¥25,733	¥10,678
Installment loans	2,557,892	112,966	41,972

Total assets managed or sold on securitization	4,152,780	¥138,699	¥52,650

Less: assets sold on securitization	(314,609)

Assets held in portfolio	¥3,838,171

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2005, are ¥351,200 million, but the assets of ¥36,591 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

A subsidiary entered into a collateralized debt obligation transaction in fiscal 2005 and accounted for the transaction as a sale. The assets sold as a result of transaction were ¥24,760 million as of March 31, 2005, and were not included in the table above.

March 31, 2006

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,598,205	¥20,494	¥11,018	$13,605	$174	$94
Installment loans	3,065,547	100,113	25,113	26,097	852	214

Total assets managed or sold on securitization	4,663,752	¥120,607	¥36,131	39,702	$1,026	$308

Less: assets sold on securitization	(300,225)			(2,556)

Assets held in portfolio	¥4,363,527			$37,146

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2006, are ¥333,509 million ($2,839 million), but the assets of ¥33,284 million ($283 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

A subsidiary entered into a collateralized debt obligation transaction in fiscal 2005 and accounted for the transaction as a sale, and it sold a portion of the retained interests in fiscal 2006. The assets sold as a result of these transactions were ¥29,460 million ($251 million) as of March 31, 2006, and were not included in the table above.

In fiscal 2006 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs and other installment loan securitization programs that are not accounted for as sales but for as secured borrowings. The payables under these securitization programs of ¥60,281 million and ¥106,333 million ($905 million) are included in long-term debt as of March 31, 2005 and 2006 respectively. The collateral under these securitization programs of ¥85,924 million and ¥50,041 million ($426 million), ¥9,049 million and ¥143,542 million ($1,222 million), and cash collateral of ¥5,457 million and ¥2,888 million ($25 million) are included in investment in direct financing leases, installment loans and other assets in the consolidated balance sheets as of March 31, 2005 and 2006, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs structure is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥12,624 million and ¥21,278 million ($181 million) as of March 31, 2005 and 2006, and occasionally make investments in these SPEs, which amount to ¥16,498 million and ¥6,292 million ($54 million) as of March 31, 2005 and 2006, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥189,173 million and ¥133,846 million ($1,139 million) as of March 31, 2005 and 2006, respectively. Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of ¥12,819 million and ¥4,013 million ($34 million) as of March 31, 2005 and 2006, and/or make investments in these SPEs, which amount to ¥9,795 million and ¥13,146 million ($112 million) as of March 31, 2005 and 2006, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥62,908 million and ¥72,986 million ($621 million) as of March 31, 2005 and 2006, respectively. Among those SPEs, total assets of consolidation were ¥15,923 million and ¥20,958 million ($178 million) as of March 31, 2005 and 2006, respectively. Those assets are mainly included in investment in operating leases and other assets in the consolidated balance sheets.

The consolidated SPEs borrow from financial institutions, and ¥12,138 million and ¥11,376 million ($97 million) of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2005 and 2006, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

        The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are ¥83,856 million and ¥93,585 million ($797 million) as of March 31, 2005 and 2006, respectively. Those assets are mainly included in investment in operating leases, other operating assets and other assets in the consolidated balance sheets as of March 31, 2005 and 2006, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥10,729 million and ¥24,803 million ($211 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2005 and 2006, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the Company and the subsidiary and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of SPEs of consolidation are ¥25,991 million and ¥25,659 million ($218 million) as of March 31, 2005 and 2006, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2005 and 2006, respectively.

(e) SPEs for acquisition of loan receivables

The Company is involved with SPEs established by customers to purchase loan receivables. SPEs receive loan receivables as trust assets from the customers. The servicing operations for the SPEs are mainly conducted by the customers.

The Company consolidated such SPEs since the Company purchased all of beneficial interests of such SPEs.

Total assets of SPEs of consolidation are ¥158,787 million ($1,352 million) as of March 31, 2006. Those assets are mainly included in installment loans in the consolidated balance sheet as of March 31, 2006.

(f) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

Investment in affiliates at March 31, 2005 and 2006 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Common stock, at equity value	¥264,669	¥308,401	$2,625
Loans	9,817	8,372	72

	¥274,486	¥316,773	$2,697

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥76,495 million and ¥86,454 million, respectively, as of March 31, 2005 and ¥96,056 million ($818 million) and ¥165,462 million ($1,409 million), respectively, as of March 31, 2006.

In fiscal 2004, 2005 and 2006, the Company and its subsidiaries received dividends from affiliates (including a withdrawal from an investment in affiliate accompanying its termination) of ¥3,136 million, ¥5,453 million and ¥21,731 million ($185 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥26,173 million and ¥38,111 million ($324 million) as of March 31, 2005 and 2006, respectively.

During fiscal 2003, the Company acquired an interest in two affiliates accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2003. Upon completion of valuation of investee assets and liabilities during fiscal 2004 it was determined that the fair value of investee assets and liabilities exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investees upon acquisition has been recorded first as a reduction of non-current assets of the investees with the excess reported as an extraordinary gain of ¥609 million, net of tax of ¥421 million, during fiscal 2004.

On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of 80% or 98,700 units of its investment units. Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting.

ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥847 million of management fees for fiscal 2004, ¥915 million for fiscal 2005 and ¥1,095 million ($9 million) for fiscal 2006, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥7,617 million and ¥8,574 million ($73 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2004 and 2006, respectively. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method.

During fiscal 2004, ORIX JREIT issued 52,000 units of ORIX JREIT to the public at an issue price of ¥463,873 per unit, receiving aggregate proceeds of ¥24,121 million. As a result of the issuance of new units, the ownership interest of the Company and its subsidiary in ORIX JREIT decreased from 21% to 15%. Because the issuance price per unit issued by ORIX JREIT was less than the average carrying amount per unit of the Company and the subsidiary, the Company and the subsidiary were required to adjust the carrying amounts of their investments in ORIX JREIT by ¥ 396 million and recognized losses in earnings.

During fiscal 2006, ORIX JREIT issued 50,000 units of ORIX JREIT to the public at an issue price of ¥700,780 ($5,966) per unit, receiving aggregate proceeds of ¥35,039 million ($298 million). As a result of the issuance of new units, the ownership interest of the Company’s subsidiary in ORIX JREIT decreased from 10% to 8%. Because the issuance price per unit issued by ORIX JREIT was more than the average carrying amount per unit of the subsidiary, the subsidiary was required to adjust the carrying amounts of its investments in ORIX JREIT by ¥ 764 million ($7 million) and recognized gains in earnings.

On March 25, 2005, the Company acquired approximately an additional 42% interest and certain preferred stock in DAIKYO INCORPORATED for ¥46,565 million. The Company recorded its share of earnings by the equity method from the date of acquisition through December 31, 2005, the date of latest available financial statements for the year ended March 31, 2006. The purchase price allocation was complete as of March 31, 2006.

Companies comprising a significant portion of investment in affiliates are DAIKYO INCORPORATED (43% of equity share), The Fuji Fire and Marine Insurance Company Limited (25%) and Korea Life Insurance Co., Ltd. (17%).

Combined and condensed information relating to the affiliates accounted for by the equity method for fiscal 2004, 2005 and 2006 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis as described above):

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Operations:
Total revenues	¥1,272,013	¥1,470,624	¥1,932,408	$16,450
Income before income taxes	111,109	148,636	165,707	1,411
Net income	93,734	107,809	142,413	1,212

Financial position:
Total assets	¥5,528,819	¥6,960,937	¥7,485,439	$63,722
Total liabilities	5,181,197	6,257,525	6,822,846	58,082
Shareholders’ equity	347,622	703,412	662,593	5,640

The Company had no significant transactions with these companies except as described above.

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2003	¥594	¥ 761	¥—	¥3,002	¥—	¥4,452	¥ 221	¥6,737	¥2,743	¥18,510
Acquired	—	832	—	—	—	—	398	—	—	1,230
Impairment	—	(464)	—	—	—	—	—	—	—	(464)
Other (net)*	—	—	—	(693)	—	—	(53)	(964)	18	(1,692)

Current period change	—	368	—	(693)	—	—	345	(964)	18	(926)

Balance at March 31, 2004	594	1,129	—	2,309	—	4,452	566	5,773	2,761	17,584
Acquired	440	—	—	—	237	—	1,653	—	—	2,330
Impairment	(251)	—	—	—	—	—	—	—	—	(251)
Other (net)*	—	(848)	—	—	—	—	(210)	113	(417)	(1,362)

Current period change	189	(848)	—	—	237	—	1,443	113	(417)	717

Balance at March 31, 2005	783	281	—	2,309	237	4,452	2,009	5,886	2,344	18,301
Acquired	23	—	—	—	721	—	—	46,206	—	46,950
Impairment	(655)	—	—	—	—	—	—	(499)	—	(1,154)
Other (net)*	270	—	—	—	—	—	3	943	(310)	906

Current period change	(362)	—	—	—	721	—	3	46,650	(310)	46,702

Balance at March 31, 2006	¥421	¥ 281	¥—	¥2,309	¥958	¥4,452	¥2,012	¥52,536	¥2,034	¥65,003

	Millions of U.S. dollars
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2005	$7	$2	$—	$20	$2	$38	$17	$50	$20	$156
Acquired	0	—	—	—	6	—	—	393	—	399
Impairment	(6)	—	—	—	—	—	—	(4)	—	(10)
Other (net)*	2	—	—	—	—	—	0	8	(3)	7

Current period change	(4)	—	—	—	6	—	0	397	(3)	396

Balance at March 31, 2006	$3	$2	$—	$20	$8	$38	$17	$447	$17	$552

*	Other includes effect of an adoption of FASB Statement No. 141, foreign currency translation adjustments and certain other reclassifications.

Other intangible assets at March 31, 2005 and 2006 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Intangible assets not subject to amortization:	¥1,460	¥24,164	$206
Trade name	3,138	3,169	27

Others	4,598	27,333	233

Intangible assets subject to amortization:
Software	45,323	48,625	414
Others	8,459	10,022	85

	53,782	58,647	499
Accumulated amortization	(28,415)	(33,770)	(287)

Net	25,367	24,877	212

	¥29,965	¥52,210	$445

The aggregate amortization expenses for intangible assets are ¥7,603 million, ¥7,966 million and ¥8,553 million ($73 million) in fiscal 2004, 2005 and 2006, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥7,887 million ($67 million) in fiscal 2007, ¥6,073 million ($52 million) in fiscal 2008, ¥4,424 million ($38 million) in fiscal 2009, ¥2,505 million ($21 million) in fiscal 2010 and ¥1,158 million ($10 million) in fiscal 2011, respectively.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2005 and 2006 are as follows:

March 31, 2005

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥175,342	1.2%
Short-term debt outside Japan, mainly from banks	243,649	4.1
Commercial paper in Japan	528,046	0.1
Commercial paper outside Japan	834	1.5

	¥947,871	1.3

March 31, 2006

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥244,215	$2,079	1.1%
Short-term debt outside Japan, mainly from banks	291,088	2,478	5.5
Commercial paper in Japan	800,677	6,816	0.2
Commercial paper outside Japan	434	4	1.6

	¥1,336,414	$11,377	1.5

The composition of long-term debt and the weighted average contract interest rate on long-term debt at March 31, 2005 and 2006 are as follows:

March 31, 2005

	Due	Millions of yen	Weighted average rate
Banks:
Fixed rate	2006-2020	¥ 110,079	3.1%
Floating rate	2006-2021	1,030,897	1.0
Insurance companies and others:
Fixed rate	2006-2014	392,386	1.4
Floating rate	2006-2021	257,590	0.6
Unsecured bonds	2006-2015	818,000	1.0
Unsecured convertible bonds	2007	28,315	0.0
Unsecured bonds with warrants	2006	1,600	0.6
Unsecured bond with stock acquisition rights	2023	48,940	0.0
Unsecured notes under medium-term note program	2006-2013	113,775	3.6
Payables under securitized lease receivables	2006-2009	48,875	0.8
Payables under securitized loan receivables	2006-2008	11,406	1.3

		¥2,861,863	1.2

March 31, 2006

	Due	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2007-2020	¥160,793	$1,369	2.4%
Floating rate	2007-2021	1,210,746	10,307	1.1
Insurance companies and others:
Fixed rate	2007-2014	422,361	3,595	1.3
Floating rate	2007-2021	250,052	2,129	0.6
Unsecured bonds	2007-2016	917,783	7,813	1.1
Unsecured convertible bond	2007	3,154	27	0.0
Unsecured bond with stock acquisition rights	2023	56,090	477	0.0
Unsecured notes under medium-term note program	2007-2016	108,743	926	5.2
Payables under securitized lease receivables	2007-2009	27,824	237	1.0
Payables under securitized loan receivables	2007-2009	78,509	668	0.6

		¥3,236,055	$27,548	1.2

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2006 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥662,019	$5,636
2008	587,858	5,004
2009	556,037	4,733
2010	555,887	4,732
2011	511,812	4,357
Thereafter	362,442	3,086

Total	¥3,236,055	$27,548

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

For unsecured convertible bond, the Company issued Euro yen convertible bond of ¥28,840 million (added premium of ¥840 million) in December 2001. As of March 31, 2006, this was convertible into approximately 211,000 shares of common stock at fixed conversion price of ¥14,800.00 per share. The conversion price shall be adjusted, if the Company issues new shares at less than the current market price of the shares.

For unsecured bond with stock acquisition rights, the Company issued Liquid Yield Option NotesTM of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2006, the bond had stock acquisition rights that were convertible into approximately 3,135,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

During fiscal 2004, 2005 and 2006, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,388 million, ¥3,509 million and ¥3,429 million ($29 million), respectively.

Total committed lines for the Company and its subsidiaries were ¥895,805 million and ¥885,106 million ($7,535 million) at March 31, 2005 and 2006, respectively, and, of these lines, ¥795,935 million and ¥743,846 million ($6,332 million) were available at March 31, 2005 and 2006, respectively. Of the available committed lines, ¥85,427 million and ¥186,000 million ($1,583million) were long-term committed credit lines at March 31, 2005 and 2006, respectively.

As of March 31, 2005 and 2006, ¥118,250 million and ¥66,000 million ($562 million) of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date.

Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2006, the Company and its subsidiaries were in compliance with such objective covenant requirements.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

In addition to the direct finance leases and installment loans that are not accounted for as sales but for as secured borrowings as described in Note 9. “Securitization Transactions,” and the real estate SPEs described in Note 10 (b) and (c). “Business Transactions with Special Purpose Entities” own, the short-term and long-term debt payables to financial institutions are secured by the following assets as of March 31, 2006:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and future rentals	¥45,118	$384
Investment in securities (include repurchase facilities of ¥83,753 million ($713 million))	116,385	991
Other operating assets and office facilities, net	4,085	35

	¥165,588	$1,410

As of March 31, 2006, securities and other assets of ¥5,808 million ($49 million) were pledged for collateral security deposits.

As of March 31, 2006, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥21,408 million ($182 million) for collateral security deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥109,092 million ($929 million) as of March 31, 2006, that may be sold or repledged by the subsidiary. As of March 31, 2006, ¥80,596 million ($686 million) at market value of the securities are repledged as collateral for short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2005 and 2006 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Time deposits	¥282,250	¥298,279	$2,539
Other deposits	54,338	55,005	468

Total	¥336,588	¥353,284	$3,007

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($85 thousand) or more were ¥191,619 million and ¥200,790 million ($1,709 million) at March 31, 2005 and 2006, respectively.

The maturity schedule of time deposits at March 31, 2006 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥123,122	$1,048
2008	58,343	497
2009	34,228	291
2010	50,900	433
2011	31,686	270

Total	¥298,279	$2,539

15. Income Taxes

Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains, and the provision for income taxes in fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains:
Japan	¥79,674	¥119,168	¥201,388	$1,715
Overseas	25,100	35,935	50,762	432

	¥104,774	¥155,103	¥252,150	$2,147

Provision for income taxes:
Current—
Japan	¥50,187	¥46,949	¥60,290	$513
Overseas	4,093	5,640	7,817	67

	54,280	52,589	68,107	580

Deferred—
Japan	(11,733)	4,160	18,752	159
Overseas	8,852	11,373	10,873	93

	(2,881)	15,533	29,625	252

Provision for income taxes	¥51,399	¥68,122	¥97,732	$832

The Company and its subsidiaries in Japan were subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2004. The Amendments to Local Tax Laws, which were enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. During fiscal 2004, the statutory tax rate increased to 40.9%, due to the tuning of tax rate by each local tax authority. In fiscal 2005 and 2006, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains	¥104,774	¥155,103	¥252,150	$2,147

Tax provision computed at statutory rate	¥44,005	¥63,437	¥103,129	$878
Increases (reductions) in taxes due to:
Change in valuation allowance	1,019	(3,960)	393	3
Charge-off of deferred tax assets recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries	5,586	—	—	—
Non-deductible expenses for tax purposes	744	1,009	1,099	10
Effect of a change in tax rate	724	—	—	—
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,201)	(1,294)	(1,045)	(9)
Effect of foreign subsidiaries undistributed earnings no longer permanently reinvested	—	5,855	—	—
Other, net	522	3,075	(5,844)	(50)

Provision for income taxes	¥51,399	¥68,122	¥97,732	$832

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. As a result, the net deferred tax liability increased ¥724 million which increased the provision for income taxes in fiscal 2004.

In fiscal 2004, ¥5,586 million of deferred tax assets which had been recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries was written down; due to the change in the management’s future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and, accordingly, should no longer be recognized.

In fiscal 2005, a deferred tax liability of ¥5,855 million was recognized because the Company determined not to permanently reinvest undistributed earnings of certain foreign subsidiaries.

Total income taxes recognized in fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Provision for income taxes	¥51,399	¥68,122	¥97,732	$832
Income taxes on discontinued operations	2,060	4,766	9,779	84
Income taxes on extraordinary gain	421	—	—	—
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	15,179	7,564	7,297	62
Minimum pension liability adjustments	(2,573)	4,781	307	3
Foreign currency translation adjustments	(3,192)	81	6,943	59
Net unrealized gains (losses) on derivative instruments	2,111	1,865	3,238	28

Total income taxes	¥65,405	¥87,179	¥125,296	$1,068

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Assets:
Net operating loss carryforwards	¥16,440	¥33,016	$281
Allowance for doubtful receivables on direct financing leases and probable loan losses	33,007	29,625	252
Other operating assets	3,703	4,212	36
Accrued expenses	9,176	11,534	98
Other	14,031	25,767	220

	76,357	104,154	887
Less: valuation allowance	(14,649)	(16,096)	(137)

	61,708	88,058	750
Liabilities:
Investment in direct financing leases	91,522	91,788	782
Investment in operating leases	8,246	17,872	152
Investment in securities	9,552	17,748	151
Deferred insurance policy acquisition costs	11,468	12,421	106
Policy liabilities	8,765	10,715	91
Undistributed earnings	43,376	64,519	549
Prepaid benefit cost	12,161	12,457	106
Other	12,980	45,321	386

	198,070	272,841	2,323

Net deferred tax liability	¥136,362	¥184,783	$1,573

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥763 million in fiscal 2004, ¥741 million in fiscal 2005 and ¥1,447 million ($12 million) in fiscal 2006, respectively.

As of March 31, 2006, a deferred tax liability has not been recognized for ¥101,896 million ($867 million) of undistributed earnings of foreign subsidiaries where the Company intends to reinvest permanently. The Company has not calculated the amount of the unrecognized deferred tax liability for those undistributed earnings as it is not practicable. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

Certain subsidiaries have net operating loss carryforwards of ¥108,757 million ($926 million) at March 31, 2006, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥1	$0
2008	3,821	33
2009	2,456	21
2010	1,822	16
2011	6,647	57
Thereafter	94,010	799

Total	¥108,757	$926

Net deferred tax assets and liabilities at March 31, 2005 and 2006 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Other assets	¥19,245	¥20,750	$177
Income taxes: Deferred	155,607	205,533	1,750

Net deferred tax liability	¥136,362	¥184,783	$1,573

16. Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

Certain subsidiaries had tax qualified pension plans in which the benefit was determined on the basis of length of service and remuneration at the time of termination and severance indemnity plans. However, during fiscal 2006, they amended these plans to the cash balance plan and defined contribution pension plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of EPF. In fiscal 2005, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of EPF and transferred the benefit obligation of the substitutional portion as well as related government-specified portion of plan assets of EPF to the government. As a result of the completion of the transfer, the Company and certain subsidiaries recognized a gain on a subsidy from the government of ¥12,425 million, a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million, and a loss of ¥14,470 million to liquidate the plan, which mainly include amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million, which was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income in fiscal 2005. In fiscal 2006, the Company and certain subsidiaries amended a portion of EPF which was not transferred to the government in fiscal 2005 to the cash balance plan.

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2005 and 2006 is as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Change in benefit obligation:
Benefit obligation at beginning of year	¥81,184	¥52,378	$446
Service cost	2,872	2,912	25
Interest cost	1,643	1,153	10
Plan amendments	(10,287)	(4,070)	(35)
Actuarial loss (gain)	2,576	(1,995)	(17)
Foreign currency exchange rate change	67	395	3
Benefits paid	(1,865)	(1,913)	(16)
Curtailments and settlements	—	(1,129)	(10)
Transfer of the substitutional portion of EPF	(24,670)	—	—
Acquisition and other	858	276	3

Benefit obligation at end of year	¥52,378	¥48,007	$409

Change in plan assets:
Fair value of plan assets at beginning of year	¥66,684	¥65,264	$556
Actual return on plan assets	2,768	10,711	91
Employer contribution	6,499	5,779	49
Benefits paid	(1,618)	(1,626)	(14)
Foreign currency exchange rate change	44	233	2
Curtailments and settlements	—	(438)	(4)
Transfer of the substitutional portion of EPF	(9,627)	—	—
Acquisition and other	514	(44)	(0)

Fair value of plan assets at end of year	¥65,264	¥79,879	$680

The funded status of the plans:
Funded status	¥12,886	¥31,872	$271
Unrecognized prior service cost	(12,039)	(15,003)	(127)
Unrecognized net actuarial loss	24,248	11,791	100
Unrecognized net transition obligation	364	352	3

Net amount recognized	¥25,459	¥29,012	$247

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥29,734	¥30,456	$259
Accrued benefit liability	(6,156)	(2,525)	(22)
Intangible asset	94	59	1
Accumulated other comprehensive loss, gross of tax	1,787	1,022	9

Net amount recognized	¥25,459	¥29,012	$247

The accumulated benefit obligations for all defined benefit pension plans were ¥41,597 and ¥40,461 ($344 million), respectively, at March 31, 2005 and 2006.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥16,191 million, ¥12,722 million and ¥7,409 million, respectively, at March 31, 2005 and ¥5,856 million ($50 million), ¥5,434 million ($46 million) and ¥2,834 million ($24 million), respectively, at March 31, 2006.

Net pension cost of the plans for fiscal 2004, 2005 and 2006 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Service cost	¥3,737	¥2,872	¥2,912	$25
Interest cost	1,655	1,643	1,153	10
Expected return on plan assets	(1,231)	(1,375)	(1,470)	(13)
Amortization of unrecognized transition obligation	8	1	2	0
Amortization of unrecognized net actuarial loss	2,386	2,065	1,172	10
Amortization of unrecognized prior service cost	(272)	(767)	(1,091)	(9)
Plan curtailments and settlements	229	27	(296)	(3)
Settlement loss resulting from transfer of substitutional portion of EPF	—	11,852	—	—

Net periodic pension cost	¥6,512	¥16,318	¥2,382	$20

In addition to the above net pension cost in fiscal 2005, the Company and certain subsidiaries recognized the gain on the subsidy from the government of ¥12,425 million, in relation to the transfer of the substitutional portion of EPF. Including the above settlement loss resulting from the transfer of the substitutional portion of EPF, the net gain of ¥573 million in relation to the transfer of the substitutional portion of EPF was recorded as the reduction in selling, general and administrative expenses in the consolidated statement of income.

The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

Domestic	2004	2005	2006
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.0%	2.0%	2.2%
Rate of increase in compensation levels	1.9%	5.0%	6.0%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.0%	2.0%	2.0%
Rate of increase in compensation levels	1.7%	1.9%	5.0%
Expected long-term rate of return on plan assets	2.0%	1.8%	2.0%

Overseas	2004	2005	2006
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	5.7%	5.7%	5.8%
Rate of increase in compensation levels	0.1%	0.3%	0.5%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	6.3%	5.7%	5.7%
Rate of increase in compensation levels	4.0%	0.1%	0.3%
Expected long-term rate of return on plan assets	8.5%	8.3%	8.2%

In consequence of the amendment of the Company and certain subsidiaries’ plans to the cash balance plan, the rate of the increase in compensation levels used to determine benefit obligations of the domestic plans from fiscal 2005 and the rate of the increase in compensation levels used to determine net periodic pension cost in fiscal 2006 included not only the rate of the increase in the base salary but also the rate of the increase in the amounts credited to the participants’ accounts of the cash balance plan, which resulted from participants’ job titles and the promotion of their job classes.

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2005 and 2006 are as follows:

	2005	2006
Equity securities	42.3%	50.9%
Debt securities	44.4	36.5
Life insurance company general accounts	7.0	2.2
Short-term financial instruments	5.0	5.7
Other	1.3	4.7

Total	100.0%	100.0%

Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate a policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥199 million and ¥210 million ($2 million) at March 31, 2005 and 2006, respectively.

The Company and certain subsidiaries expect to contribute ¥5,961 million ($51 million) to those pension plans during the year ending March 31, 2007.

At March 31, 2006, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥1,748	$15
2008	1,336	11
2009	1,495	13
2010	1,477	13
2011	1,464	12
2012-2016	8,626	73

Total	¥16,146	$137

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

The Company abolished this unfunded termination plans at June 2003.

Total costs charged to income for all the plans including the defined benefit plans are ¥9,564 million, ¥4,961 million and ¥2,948 million ($25 million), in fiscal 2004, 2005 and 2006, respectively. The gain on the subsidy from the government of ¥12,425 million and the settlement loss of ¥11,852 million resulting from the transfer of the substitutional portion of EPF were included in those costs in fiscal 2005.

17. Stock-Based Compensation

The Company has five types of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

In fiscal 1999, 2000 and 2001, the Company granted stock options to directors, executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 9.75, 9.7 and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999, 2000 and 2001, respectively. The grant of the rights to purchase treasury shares was accounted for under the Intrinsic value method allowed per FASB Statement No.123 (“Accounting for Stock-Based Compensation”).

In fiscal 2000, 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of its subsidiaries. The warrants issued each fiscal year from fiscal 2000 to 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 302,484, 126,143 and 124,303 shares of the Company granted for each fiscal year. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No.123.

In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors, executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No.123.

From fiscal 2003, the Company granted stock acquisition rights that had a vesting period between 1.67 and 1.92 years and an exercise period between 9.67 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at an exercise price and were distributed to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies. The issuance of the stock acquisition rights was accounted for under the intrinsic value method allowed per FASB Statement No.123.

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ending March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,452	$63
2004	From June 26, 2005 to June 25, 2013	516,000	7,230	62
2005	From June 24, 2006 to June 23, 2014	528,900	12,121	103
2006	From June 22, 2007 to June 21, 2015	477,400	19,550	166

The Board of Directors intends to obtain approval from shareholders, at the next general meeting to be held on June 20, 2006, for an additional grant of stock acquisition rights for 160,000 shares, to certain employees of the Company, and directors, corporate auditors and certain employees of its subsidiaries and affiliated companies during the year ending March 31, 2007. In additions, the grant of stock acquisition rights for 38,000 to directors and corporate executive officers of the Company is proposed to the Compensation Committee.

In June 2005, the Company introduced a stock compensation program for directors and executive officers of the Company and its subsidiaries. In this program, points are granted based upon the prescribed standards of the Company and the compensation which is equal to the accumulated number of points multiplied by the stock price at the time of retirement is provided. Under this program, directors and executive officers have an obligation to purchase the Company’s common stock from the Company at the stock price that prevails at the time of his or her retirement equivalent to the cash compensation received after crediting any relevant taxes. In fiscal 2006, the Company granted 26,175 points out of which 2,591 points were settled for individuals who retired during fiscal 2006. Those individuals purchased the Company’s common stock upon cash receipts. Therefore, total points outstanding under the stock compensation program as of March 31, 2006 were 23,584 points. The issuance of the points was accounted for the intrinsic value method allowed per FASB Statement No. 123.

For plans above excluding the stock compensation program, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2004	2005	2006
Grant-date fair value	¥3,351	¥5,917	¥9,436	($80.33)
Expected life	8.90 Years	8.92 Years	8.44 Years
Risk-free rate	0.81%	1.67%	1.19%
Expected volatility	41.79%	42.67%	43.14%
Expected dividend yield	0.346%	0.210%	0.205%

The following table summarizes information about stock option activity for fiscal 2004, 2005 and 2006:

	2004		2005		2006
		Weighted average exercise price		Weighted average exercise price		Weighted average exercise price
	Number of shares	Yen	Number of shares	Yen	Number of shares	Yen	U. S. dollar
Outstanding at beginning of year	1,833,405	¥11,333	2,050,910	¥10,349	2,104,683	¥10,855	$92.41
Granted	516,000	7,230	528,900	12,121	477,400	19,550	166.43
Exercised	(25,200)	7,779	(329,989)	8,501	(826,264)	10,517	89.53
Forfeited or expired	(273,295)	11,297	(145,138)	13,674	(16,719)	12,457	106.04

Outstanding at end of year	2,050,910	10,349	2,104,683	10,855	1,739,100	13,387	113.96

Exercisable at end of year	1,086,010	¥13,029	1,069,283	¥11,950	749,500	¥10,363	$88.22

The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000. Summary information about the Company’s stock options outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding			Exercisable
Range of exercise price	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
Yen		Years	Yen		Yen
¥7,230-¥10,000	388,700	6.64	¥7,336	388,700	¥7,336
10,001-13,000	723,100	7.19	11,989	207,200	11,661
13,001-19,550	627,300	8.03	18,747	153,600	16,272

7,230-19,550	1,739,100	7.37	13,387	749,500	10,363

	Outstanding			Exercisable
Range of exercise price	Number of shares	Weighted Average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
U.S. dollars		Years	U.S. dollars		U.S. dollars
$61.55-$85.13	388,700	6.64	$62.45	388,700	$62.45
85.14-110.67	723,100	7.19	102.06	207,200	99.27
110.68-166.43	627,300	8.03	159.59	153,600	138.52

61.55-166.43	1,739,100	7.37	113.96	749,500	88.22

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2004, 2005 and 2006 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2003	¥1,917	¥(4,182)	¥(29,919)	¥(7,563)	¥(39,747)
Net unrealized losses on investment in securities, net of tax of ¥(17,929) million	26,875				26,875
Reclassification adjustment included in net income, net of tax of ¥2,750 million	(3,744)				(3,744)
Minimum pension liability adjustments, net of tax of ¥2,573 million		(3,785)			(3,785)
Foreign currency translation adjustments, net of tax of ¥3,192 million			(15,467)		(15,467)
Reclassification adjustment included in net income			(243)		(243)
Net unrealized losses on derivative instruments, net of tax of ¥(1,846) million				2,588	2,588
Reclassification adjustment included in net income, net of tax of ¥(265) million				382	382

Current period change	23,131	(3,785)	(15,710)	2,970	6,606

Balance at March 31, 2004	25,048	(7,967)	(45,629)	(4,593)	(33,141)
Net unrealized gains on investment in securities, net of tax of ¥(13,192) million	23,205				23,205
Reclassification adjustment included in net income, net of tax of ¥5,628 million	(8,103)				(8,103)
Minimum pension liability adjustments, net of tax of ¥(4,781) million		6,877			6,877
Foreign currency translation adjustments, net of tax of ¥(81) million			4,971		4,971
Reclassification adjustment included in net income			1,048		1,048
Net unrealized gains on derivative instruments, net of tax of ¥(1,467) million				2,738	2,738
Reclassification adjustment included in net income, net of tax of ¥(398) million				532	532

Current period change	15,102	6,877	6,019	3,270	31,268

Balance at March 31, 2005	40,150	(1,090)	(39,610)	(1,323)	(1,873)
Net unrealized gains on investment in securities, net of tax of ¥(11,265) million	16,634				16,634
Reclassification adjustment included in net income, net of tax of ¥3,968 million	(5,928)				(5,928)
Minimum pension liability adjustments, net of tax of ¥(307) million		458			458
Foreign currency translation adjustments, net of tax of ¥(6,250) million			12,477		12,477
Reclassification adjustment included in net income, net of tax of ¥ (693) million			1,001		1,001
Net unrealized gains on derivative instruments, net of tax of ¥(2,879) million				4,300	4,300
Reclassification adjustment included in net income, net of tax of ¥(359) million				534	534

Current period change	10,706	458	13,478	4,834	29,476

Balance at March 31, 2006	¥50,856	¥(632)	¥(26,132)	¥3,511	¥27,603

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2005	$342	$(9)	$(338)	$(11)	$(16)
Net unrealized gains on investment in securities, net of tax of $(96) million	141				141
Reclassification adjustment included in net income, net of tax of $34 million	(50)				(50)
Minimum pension liability adjustments, net of tax of $(3) million		4			4
Foreign currency translation adjustments, net of tax of $(53) million			106		106
Reclassification adjustment included in net income, net of tax of $(6) million			9		9
Net unrealized gains on derivative instruments, net of tax of $(25) million				36	36
Reclassification adjustment included in net income, net of tax of $(3) million				5	5

Current period change	91	4	115	41	251

Balance at March 31, 2006	$433	$(5)	$(223)	$30	$235

19. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2004, 2005 and 2006 are as follows:

	Number of shares
	2004	2005	2006
Beginning balance	84,365,914	84,336,314	87,996,090
Exercise of warrants	400	249,089	612,664
Conversion of convertible bonds	—	3,380,687	1,680,901

Ending balance	84,366,314	87,996,090	90,289,655

The Japanese Commercial Code (the “Code”) before amendment provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code before amendment also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

The Code before amendment provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

The Board of Directors resolved in May 2006 that total of ¥8,092 million ($69 million) dividends shall be distributed to the shareholders of record as of March 31, 2006. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.

The amount available for dividends under the Code before amendment is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, and there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and earnings associated with derivative contracts, amounting to ¥29,140 million ($248 million) as of March 31, 2006. As a result, the amount available for dividends is ¥143,086 million ($1,218 million) as of March 31, 2006.

Retained earnings at March 31, 2006 include ¥47,025 million ($400 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2006, the restricted net assets of certain subsidiaries include regulatory capital requirements for life insurance, banking and securities brokerage operations of ¥39,843 million ($339 million).

In addition, the Japanese Company Law (the “Law”), enforced on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Law also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reclassified to retained earnings by resolution of the general meeting of shareholders. And the Law provides that at least one-half of amounts paid for new shares be included in common stock when they are issued.

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2004, 2005 and 2006 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Brokerage commissions	¥3,967	¥4,516	¥8,810	$75
Net gains on investment securities	22,058	29,389	40,016	341

	¥26,025	¥33,905	¥48,826	$416

Trading activities—Net gains on investment securities include net trading gain of ¥1,500 million, net trading loss of ¥215 million and net trading gain of ¥3,264 million ($28 million) for fiscal 2004, 2005 and 2006, respectively. Net gains of ¥431 million, net losses of ¥166 million and net gains of ¥1,295 million ($11 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2004, 2005 and 2006, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2004, 2005 and 2006 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Life insurance premiums	¥119,458	¥125,806	¥125,130	$1,065
Life insurance related investment income	14,696	11,198	12,988	111

	¥134,154	¥137,004	¥138,118	$1,176

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2004, 2005 and 2006 amounted to ¥10,017 million, ¥10,359 million and ¥10,179 million ($87 million), respectively.

22. Other Operations

In fiscal 2004, 2005 and 2006, other operating revenues include revenues from integrated facilities management operations, which amounted to ¥17,705 million, ¥30,974 million and ¥34,244 million ($292 million), respectively, and their related expenses were ¥15,599 million, ¥28,534 million and ¥31,710 million ($270 million), respectively, which are included in other operating expenses. In addition, in fiscal 2004, 2005 and 2006, other operating revenues include revenues from the vehicle maintenance and management services contained in automobile lease contracts, which amounted to ¥35,808 million, ¥38,655 million and ¥41,850 million ($356 million), respectively, and their related expenses were ¥27,141 million, ¥29,153 million and ¥30,756 million ($262 million), respectively.

Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2004, 2005 and 2006, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2004, 2005 and 2006.

23. Write-downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for recoverability on some assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted cash flows estimated to result from the use and eventual disposition of the asset. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value.

During fiscal 2004, 2005 and 2006, the Company and certain subsidiaries recognized impairment losses for the difference between long-lived asset carrying values and estimated fair values in the amount of ¥12,345 million, ¥11,713 million and ¥8,336 million ($71 million), respectively, which are reflected as write-downs of long-lived assets. The losses of ¥2,006 million ($17 million) were included in the Real Estate segment and ¥1,292 million ($11 million) were included in the Corporate Financial Services segment respectively, and the remaining ¥5,038 million ($43 million) of losses was recorded separately from segment information for assets considered corporate assets in fiscal 2006. The detail of significant write-downs is as follows.

Golf courses— In fiscal 2004, certain subsidiaries wrote their two golf courses down to each estimated fair values resulting in write-downs of long-lived assets of ¥3,473 million due to cash flow declining on their golf courses because of competition with surrounding golf courses, which resulted in the decrease in the number of visitors and playing fees. There was no impairment for these golf courses in fiscal 2005. In fiscal 2006, a certain subsidiary determined that estimated future cash flows and the fair value of its golf course were lower than the current carrying amount due to intensification of competition with surrounding other golf courses and the aging of the building. As the result, the subsidiary has recorded ¥1,244 million ($11 million) of write-down.

Corporate Dormitories— The Company and a subsidiary are engaged in the business to lease corporate dormitory buildings to major corporations in Japan. During fiscal 2004, ¥2,071 million of write-downs for some dormitory properties were recorded, due to some lease contracts with corporate customers that were restructured at lower rental rates or expired without being renewed. During fiscal 2005, the Company determined that expected future cash flows were less than the current carrying amounts for one dormitory property because the lease contract with corporate customer was expired without being renewed, and the recognition of its estimated fair value was below current carrying amount. As the result, the Company has written down to its estimated fair value resulting in write-downs of long-lived assets of ¥500 million. During fiscal 2006, the Company has written down by ¥504 million ($4 million) to estimated fair value less cost to sell for two dormitories to be disposed of by sale.

Office Buildings— During fiscal 2004, ¥766 million of write-downs were recorded, due to decline in current rental rates. During fiscal 2005, the business environment of office buildings has improved compared with the previous fiscal year, but the Company has written down to the estimated fair value resulting in write-down of long-lived asset of ¥306 million for an office building in a city other than Tokyo, Osaka and Nagoya. This office building was vacant due to bankruptcy of the office tenant and it was determined its carrying amounts was not recoverable with expected future cash flows. During fiscal 2006, the Company and certain subsidiaries have recorded impairment losses of ¥5,038 million ($43 million) for an office building reclassified and reassessed as rental property, as a result of the change in use of the office building that had been used for the corporate office following the committed plan to centralize offices of ORIX group to another building the group’s regional headquarters locate.

Hotel properties and Commercial Buildings— During fiscal 2004, a subsidiary in the United States made a reexamination for the expected future cash flows generated from a certain commercial complex in the redevelopment area due to changes of the development project. Accordingly the subsidiary had written this property down to the estimated fair value resulting in write-down of ¥3,019 million. During fiscal 2005, a subsidiary in the United States determined that expected future cash flows were less than the current carrying amounts for a certain commercial complex due to a decrease in current rental rates. It was recognized that estimated fair value was less than current carrying amount for this property, and as the results, the subsidiary has recorded ¥1,879 million of write-down. During fiscal 2006, ¥356 million ($3 million) of write-down was recorded for an aged commercial building.

Condominiums— During fiscal 2004 and 2005, ¥915 million of write-downs for approximately 160 units and ¥554 million of write-downs for approximately 90 units were recorded, respectively, due to the decline in the expected cash flow by each unit. During fiscal 2006, the Company tested certain dormitories for impairment based on estimated cash flow information by each unit and wrote down approximately 20 units by ¥115 million ($1 million).

Others— During fiscal 2004, 2005 and 2006, the Company and certain subsidiaries recognized ¥2,101 million, ¥8,474 million and ¥1,079 million ($9 million) of write-downs of long-lived assets, respectively, for other long-lived assets including developed and undeveloped land.

24. Discontinued Operations

In fiscal 2006, the Company and its subsidiaries sold subsidiaries and business units, which mainly consisted of a subsidiary in Japan held for undertaking corporate rehabilitation business and a commercial mortgage servicing business in the United States. As the result of the sales, these operations of the subsidiaries and the business units sold were reclassified to discontinued operations pursuant to the requirements on FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) because the Company and the subsidiary have no significant continuing involvement in the operations sold. The Company and its subsidiaries earned ¥10,533 million ($90 million) of aggregated gains on the sales of the subsidiaries and the business units in total.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No.144 requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2004, 2005 and 2006, the Company, its subsidiaries in Japan and a subsidiary in the United States earned ¥3,747 million, ¥9,964 million and ¥13,618 million ($116 million) of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without a significant continuing involvement in those properties of ¥16,532 million and ¥30,364 million ($258 million) which are mainly included in the investment in operating leases in the accompanying consolidated balance sheets at March 31, 2005 and 2006.

Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries and the business units sold and the gains on sales, rental revenues generated and other expenses incurred by the operations of rental properties, which have been sold and to be disposed of, as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of the subsidiaries, the business units and these properties recognized in fiscal 2004 and 2005 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

Discontinued operations in fiscal 2004, 2005 and 2006 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Revenues	¥29,300	¥33,673	¥38,810	$330

Income before income tax from discontinued operations, net	3,142	11,755	25,006	213
Provision for income taxes	(2,060)	(4,766)	(9,779)	(84)

Discontinued operations, net of applicable tax effect	¥1,082	¥6,989	¥15,227	$129

25. Per Share Data

In Japan, prior to fiscal 2003, dividends payable to shareholders had been approved at the shareholders meeting which is held subsequent to the year-end. After fiscal 2004, the Company adopted “Company with Committees” board model, which became possible as a result of an amendment to the Japanese Commercial Code effective in April 2003, and accordingly dividends are resolved at the board of directors meeting held subsequent to the year-end. Therefore, the declaration of these dividends is not reflected in the financial statements at such fiscal year-ends.

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2004, 2005 and 2006 is as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Income from continuing operations	¥52,329	¥84,507	¥151,161	$1,287
Effect of dilutive securities—
Convertible notes	1,432	1,362	1,525	13

Income from continuing operations for diluted EPS computation	¥53,761	¥85,869	¥152,686	$1,300

	Thousands of shares
	2004	2005	2006
Weighted-average shares	83,685	84,110	88,322
Effect of dilutive securities—
Warrants	97	381	833
Convertible notes	8,409	8,120	4,496
Treasury stock	4	45	139

Weighted-average shares for diluted EPS computation	92,195	92,656	93,790

	Yen			U.S. dollars
	2004	2005	2006	2006
Earnings per share for income from continuing operations:
Basic	¥625.31	¥1,004.72	¥1,711.49	$14.57
Diluted	583.12	926.75	1,627.95	13.86

26. Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2006 mature at various dates through 2020. Net losses before deducting applicable taxes on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses and other operating revenues were ¥382 million, ¥532 million and ¥534 million ($5 million) during fiscal 2004, 2005 and 2006, respectively. Net gains of ¥19 million, ¥45 million and net losses of ¥13 million ($0 million), which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating revenues and other operating expenses, for fiscal 2004, 2005 and 2006, respectively. Approximately ¥703 million ($6 million) of net derivative gains included in accumulated other comprehensive income, net of applicable income taxes at March 31, 2006 will be reclassified into earnings through other operating revenues within fiscal 2007.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2004, 2005 and 2006, a gain of ¥3 million, ¥231 million and a loss of ¥149 million ($1 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating revenues and other operating expenses.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain (loss) of foreign currency translation adjustments for fiscal 2004, 2005 and 2006 were a gain of ¥9,010 million, a loss of ¥6,471 million and ¥14,738 million ($125 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31 2005, the total face amounts were ¥4,488 million, and the fair value of conversion option was ¥12 million. The Company and its subsidiaries do not have such convertible bonds as of March 31, 2006.

The following table provides notional amount information about derivative instruments as of March 31, 2005 and 2006. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Interest rate risk management:
Interest rate swap agreements	¥366,838	¥367,234	$3,126
Options and caps held	44,752	13,739	117

Foreign exchange risk management:
Foreign exchange forward contracts	¥146,964	¥141,391	$1,204
Futures	124	—	—
Foreign currency swap agreements	136,636	138,473	1,179

Trading activities:
Futures	¥120,090	¥292,102	$2,486
Options and caps held	1,388	1,610	14
Options and caps written	1,000	1,586	13
Foreign exchange forward contracts	4,136	20,162	172

27. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, a significant decline in real estate markets could result in a decline in value of the secured real estate below the mortgage setting amount which would expose the Company and certain subsidiaries to unsecured credit risk.

At March 31, 2005 and 2006, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥4,230 billion, or 85%, at March 31, 2005 and approximately ¥5,000 billion ($42,564 million), or 85%, at March 31, 2006 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥364 billion and ¥434 billion ($3,695 million) as of March 31, 2005 and 2006, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2005 and 2006, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 12.0% and 11.3% as of March 31, 2005 and 2006, respectively.

28. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2005

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥47,784	¥47,784
Futures:
Assets	264	264
Liabilities	60	60

Options and other derivatives:
Assets	11	11
Liabilities	50	50

Non-trading instruments
Assets:
Cash and cash equivalents	145,380	145,380
Restricted cash	53,193	53,193
Time deposits	8,678	8,678
Installment loans (net of allowance for probable loan losses)	2,307,611	2,306,350
Investment in securities:
Practicable to estimate fair value	390,542	390,542
Not practicable to estimate fair value	150,945	150,945

Liabilities:
Short-term debt	947,871	947,871
Deposits	336,588	341,846
Long-term debt	2,861,863	2,873,735

Foreign exchange forward contracts:
Assets	471	471
Liabilities	3,925	3,925

Foreign currency swap agreements:
Assets	5,256	5,256
Liabilities	2,729	2,729

Interest rate swap agreements:
Assets	1,900	1,900
Liabilities	3,616	3,616

Options and other derivatives:
Assets	22	22

March 31, 2006

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥61,971	¥61,971	$528	$528
Futures:
Assets	693	693	6	6
Liabilities	73	73	1	1
Options and other derivatives:
Assets	88	88	1	1
Liabilities	98	98	1	1
Non-trading instruments
Assets:
Cash and cash equivalents	245,856	245,856	2,093	2,093
Restricted cash	172,805	172,805	1,471	1,471
Time deposits	5,601	5,601	48	48
Installment loans (net of allowance for probable loan losses)	2,859,757	2,840,457	24,345	24,180
Investment in securities:
Practicable to estimate fair value	432,306	432,306	3,680	3,680
Not practicable to estimate fair value	188,521	188,521	1,605	1,605
Liabilities:
Short-term debt	1,336,414	1,336,414	11,377	11,377
Deposits	353,284	358,983	3,007	3,056
Long-term debt	3,236,055	3,216,713	27,548	27,383
Foreign exchange forward contracts:
Assets	1,872	1,872	16	16
Liabilities	649	649	6	6
Foreign currency swap agreements:
Assets	1,862	1,862	16	16
Liabilities	7,003	7,003	60	60
Interest rate swap agreements:
Assets	6,039	6,039	51	51
Liabilities	455	455	4	4
Options and other derivatives:
Assets	1	1	0	0

The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

Investment in securities—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

29. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2006, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥18,006 million ($153 million).

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2027.

Years ending March 31,	Millions of yen	Millions of U.S. dollars

2007	¥2,208	$19
2008	1,871	16
2009	1,569	13
2010	1,293	11
2011	882	8
Thereafter	6,145	52

Total	¥13,968	$119

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,042 million, ¥8,428 million and ¥8,555 million ($73 million) in fiscal 2004, 2005 and 2006, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥3,320 million, ¥3,405 million and ¥2,848 million ($24 million) in fiscal 2004, 2005 and 2006, respectively. The longest contract of them will mature in fiscal 2011. At March 31, 2006, the amounts due in each of the next five years are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars

2007	¥3,103	$27
2008	2,362	20
2009	803	7
2010	644	5
2011	256	2

Total	¥7,168	$61

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥201,944 million ($1,719 million) as of March 31, 2006.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2006, the total unused credit amount available is ¥294,837 million ($2,510 million).

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2005 and 2006 and potential future payments of the guarantee contracts outstanding:

	Millions of yen				Millions of U.S. dollars
	2005		2006		2006
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥37,391	¥8,543	¥32,789	¥5,336	$279	$45
Consumer loans	21,908	2,606	21,104	2,138	180	18
Corporate loans	102,698	3,035	192,562	5,146	1,639	44
Other	1,728	108	606	—	5	—

Total	¥163,725	¥14,292	¥247,061	¥12,620	$2,103	$107

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. Total amounts of such guarantee and book value of guarantee liabilities which amounts included in the table above are ¥620,700 million ($5,284 million) and ¥3,080 million ($26 million) as of March 31, 2006, respectively.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

30. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are mainly identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the Corporate Financial Services segment and Real Estate-Related Finance segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

The Corporate Financial Services segment comprises primarily corporate direct financing leases and lending operations other than real estate related lending. The Automobile Operations segment comprises automobile leasing and automobile rental operations. The Rental Operations segment comprises rental and lease operations for measuring equipment and information-related equipment. The Real Estate-Related Finance segment includes corporate real estate financing activities as well as personal housing loan lending operations. The Real Estate segment primarily comprises residential subdivision developments, office buildings development and sales as well as the rental and management of office buildings, golf courses, hotels and training facilities. The Life Insurance segment includes direct and agency life insurance sales and related activities. The two overseas operating segments, The Americas and Asia, Oceania and Europe segments, include direct financing lease operations, investment in debt securities, collateralized real estate lending and aircraft and ship financing operations. The Other segment, which is not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, is reported under operations in Japan and primarily includes securities brokerage, venture capital, card loans and corporate rehabilitation business. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment.

The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, are included in the “Real Estate” segment. In order to conform to the fiscal 2006 presentation, certain related amounts in fiscal 2004 and 2005 have been reclassified retroactively.

From fiscal 2006, the presentation of revenues and costs associated with re-leasing as well as vehicle maintenance and management services were changed and consequently, the consolidated income statements of fiscal 2004 and 2005 were reclassified retroactively (please refer to Note 1 (af)). In order to conform to these reclassifications, revenues as well as depreciation and amortization of the “Corporate Financial Services” segment and “Automobile Operations” segment were reclassified retroactively, but there was no effect on previously reported segment profits.

Financial information of the segments for fiscal 2004, 2005 and 2006 is as follows:

Year ended March 31, 2004

	Millions of yen
	Operations in Japan							Overseas Operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	¥82,603	¥97,995	¥73,235	¥37,569	¥167,452	¥133,391	¥73,987	¥50,373	¥71,176	¥787,781
Interest revenue	17,944	10	6	31,381	1,099	—	38,691	18,206	8,099	115,436
Interest expense	15,054	2,561	1,408	5,742	2,799	87	3,129	11,852	13,257	55,889
Depreciation and amortization	24,120	19,676	41,682	3,097	5,127	73	2,805	1,250	22,813	120,643
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	16,009	2,218	(249)	6,870	86	912	16,834	4,476	427	47,583
Write-downs of long-lived assets	143	—	—	—	8,052	—	—	3,019	—	11,214
Decrease in policy liabilities	—	—	—	—	—	15,771	—	—	—	15,771
Equity in net income (loss) of and gains (losses) on sales of affiliates	(61)	12	—	19	468	—	3,144	4,369	9,595	17,546
Discontinued operations	33	—	—	(36)	2,770	58	118	2,571	(2,372)	3,142
Segment profit	27,150	17,921	8,058	10,547	13,799	5,382	10,079	7,601	16,596	117,133
Segment assets	1,416,117	418,412	119,388	831,179	387,398	582,473	412,505	472,595	469,675	5,109,742
Long-lived assets	18,189	76,480	78,198	12,032	251,943	25,225	786	60,208	108,051	631,112
Expenditures for long-lived assets	2,813	33,156	47,512	1,148	51,720	8,090	1	8,384	30,946	183,770
Investment in affiliates	99	35	—	1,100	(1,142)	12,852	50,568	26,778	58,888	149,178

Year ended March 31, 2005
	Millions of yen
	Operations in Japan							Overseas Operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	¥90,795	¥117,871	¥68,447	¥77,389	¥195,906	¥136,857	¥143,754	¥53,084	¥73,089	¥957,192
Interest revenue	25,043	7	7	46,483	954	1	37,245	18,359	7,562	135,661
Interest expense	12,733	2,835	1,042	6,447	4,123	90	3,687	9,395	12,872	53,224
Depreciation and amortization	26,077	29,964	41,936	2,369	5,780	94	5,006	1,942	23,240	136,408
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,529	(129)	63	16,290	697	113	9,971	1,498	481	39,513
Write-downs of long-lived assets	—	—	—	363	1,723	—	—	1,879	—	3,965
Decrease in policy liabilities	—	—	—	—	—	41,902	—	—	—	41,902
Equity in net income (loss) of and gains (losses) on sales of affiliates	350	6	—	(701)	950	1,406	11,511	(1,546)	11,150	23,126
Discontinued operations	135	—	—	(99)	6,540	250	125	4,824	(20)	11,755
Segment profit	43,848	21,088	9,384	13,856	23,959	7,223	20,970	15,621	22,133	178,082
Segment assets	1,506,311	451,715	118,427	956,047	500,755	567,023	489,758	403,399	498,855	5,492,290
Long-lived assets	17,105	103,316	64,881	9,438	325,552	23,508	3,224	44,898	121,553	713,475
Expenditures for long-lived assets	662	58,157	36,279	3,046	104,667	116	23	3,071	38,512	244,533
Investment in affiliates	943	41	—	620	35,053	8,994	116,194	23,316	78,255	263,416

Year ended March 31, 2006

	Millions of yen
	Operations in Japan							Overseas Operations		Total
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥ 97,683	¥130,775	¥67,066	¥ 69,472	¥198,780	¥137,468	¥111,854	¥70,223	¥88,914	¥ 972,235
Interest revenue	33,074	2	3	56,223	1,372	—	38,163	24,485	8,533	161,855
Interest expense	12,316	2,660	888	7,502	5,304	92	4,371	11,272	16,292	60,697
Depreciation and amortization	20,234	36,306	34,369	2,084	7,882	51	4,345	1,463	27,715	134,449
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	3,161	(941)	19	6,296	46	204	6,307	(413)	1,801	16,480
Write-downs of long-lived assets	1,292	—	—	—	2,006	—	—	—	—	3,298
Decrease in policy liabilities	—	—	—	—	—	47,172	—	—	—	47,172
Equity in net income (loss) of and gains (losses) on sales of affiliates	1,635	25	—	378	364	1,366	13,145	3,434	14,375	34,722
Discontinued operations	(274)	—	—	577	5,337	—	1,034	16,854	1,478	25,006
Segment profit	48,661	26,661	9,911	33,384	28,650	13,212	41,657	34,701	31,956	268,793
Segment assets	1,616,574	509,149	123,532	1,223,063	682,166	491,857	668,689	441,285	562,654	6,318,969
Long-lived assets	19,382	132,480	67,031	12,828	461,252	—	11,329	16,602	131,124	852,028
Expenditures for long-lived assets	4,198	67,154	40,291	2,827	146,929	348	1,392	12,204	52,104	327,447
Investment in affiliates	2,656	65	101	784	58,339	9,164	132,159	5,667	95,827	304,762

Year ended March 31, 2006

	Millions of U.S. dollars
	Operations in Japan							Overseas Operations
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	$832	$1,113	$571	$591	$1,692	$1,170	$952	$598	$757	$8,276
Interest revenue	282	0	0	478	12	—	325	208	73	1,378
Interest expense	105	23	8	64	45	1	37	96	138	517
Depreciation and amortization	172	309	294	18	67	0	37	12	236	1,145
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	27	(8)	0	54	0	2	54	(4)	15	140
Write-downs of long-lived assets	11	—	—	—	17	—	—	—	—	28
Decrease in policy liabilities	—	—	—	—	—	402	—	—	—	402
Equity in net income (loss) of and gains (losses) on sales of affiliates	14	0	—	3	3	12	112	29	123	296
Discontinued operations	(2)	—	—	5	45	—	9	143	13	213
Segment profit	415	227	84	284	244	112	355	295	272	2,288
Segment assets	13,761	4,334	1,052	10,412	5,807	4,187	5,692	3,757	4,790	53,792
Long-lived assets	165	1,128	571	109	3,927	—	96	141	1,116	7,253
Expenditures for long-lived assets	36	572	343	24	1,249	3	12	104	444	2,787
Investment in affiliates	23	1	1	7	497	78	1,123	48	816	2,594

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-downs of certain long-lived assets, are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s asset. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Segment revenues:
Total revenues for segments	¥787,781	¥957,192	¥972,235	$8,276
Revenue related to corporate assets	6,287	5,184	14,399	123
Revenue from discontinued operations	(29,300)	(33,673)	(38,810)	(330)

Total consolidated revenues	¥764,768	¥928,703	¥947,824	$8,069

Segment profit:
Total profit for segments	¥117,133	¥178,082	¥268,793	$2,288
Corporate interest expenses, general and administrative expenses	(7,975)	(3,957)	(5,882)	(50)
Corporate write-downs of securities	(2,637)	(816)	(64)	(1)
Corporate write-downs of long-lived assets	(1,131)	(7,748)	(5,038)	(43)
Corporate net gains on investment securities	7,665	2,624	11,225	97
Corporate other gain or loss	(6,185)	(3,801)	4,865	41
Discontinued operations	(3,142)	(11,755)	(25,006)	(213)
Minority Interests in Earnings of Subsidiaries	1,046	2,474	3,257	28

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	¥104,774	¥155,103	¥252,150	$2,147

Segment assets:
Total assets for segments	¥5,109,742	¥5,492,290	¥6,318,969	$53,792
Cash and cash equivalents, restricted cash and time deposits	188,533	207,251	424,262	3,612
Allowance for doubtful receivables on direct financing leases and probable loan losses	(128,020)	(115,250)	(97,002)	(826)
Other receivables	142,711	160,263	165,657	1,410
Other corporate assets	311,991	324,399	430,569	3,666

Total consolidated assets	¥5,624,957	¥6,068,953	¥7,242,455	$61,654

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the bases of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of The Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2004, 2005 and 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the readers. We have recomputed the translation, and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 (ab).

Tokyo, Japan

May 16, 2006

■ Directory (By Segment)

Operations in Japan

	Principal Business	Established (Acquired)	ORIX Ownership
• Corporate Financial Services
ORIX Corporation		Apr. 1964
Tokyo Sales Headquarters	Leasing, Lending, Other Financial Services
Kinki (Osaka) Sales Headquarters
District Sales Headquarters
OQL Headquarters
ORIX Alpha Corporation	Leasing, Lending	Mar. 1972	100%
Momiji Lease Corporation	Leasing	(Mar. 2002)	95%
Nittetsu Lease Co., Ltd.	Leasing, Lending, Other Financial Services	(Jul. 2002)	90%
ORIX Kitakanto Corporation	Leasing, Lending, Other Financial Services	(Jan. 2005)	95%
ORIX Tokushima Corporation	Leasing, Lending, Other Financial Services	(Oct. 2005)	95%

• Automobile Operations
ORIX Auto Corporation	Automobile Leasing & Rentals	Jun. 1973	100%

• Rental Operations
ORIX Rentec Corporation	Rentals of Test, Measurement, and IT-Related Equipment	Sep. 1976	100%
ORIX Rentec (Singapore) Pte. Limited (Singapore)		Oct. 1995	100%
ORIX Rentec (Korea) Corporation (South Korea)		Apr. 2001	100%
ORIX Rentec (Tianjin) Corporation (China)		Aug. 2004	100%

• Real Estate-Related Finance
ORIX Corporation		Apr. 1964
Real Estate Finance Headquarters	Real Estate-Related Finance
ORIX Trust and Banking Corporation	Trust & Banking Services, Housing Loans	(Apr. 1998)	100%
ORIX Asset Management & Loan Services Corporation	Loan Servicing	Apr. 1999	100%

• Real Estate
ORIX Corporation		Apr. 1964
Real Estate Business Headquarters	Real Estate Development & Management
ORIX Estate Corporation*[1]	Golf Course Management	(Dec. 1986)	100%
BlueWave Corporation	Training Facility & Hotel Management	Aug. 1991	100%
ORIX Interior Corporation*[1]	Real Estate Leasing, Sales and Manufacture of Interior Furnishings, and Driving School Management	Oct. 1998	100%
ORIX Real Estate Corporation	Real Estate Development & Management	Mar. 1999	100%
ORIX Golf Corporation	Golf Course Development & Management	Jul. 2000	100%
ORIX Facilities Corporation	Integrated Facilities Management	(Sep. 2001)	85%
ORIX Asset Management Corporation	REIT Asset Management	Sep. 2000	100%
ORIX Golf Management Corporation	Golf Course Management	(Nov. 2004)	100%
ORIX Living Corporation	Senior Housing Management	Apr. 2005	75%

• Life Insurance
ORIX Life Insurance Corporation	Life Insurance	Apr. 1991	100%

• Other
ORIX Corporation		Apr. 1964
Investment Banking Headquarters*[2]	Investment Banking
Alternative Investment & Development Headquarters

*1	Portions of the operations of ORIX Estate Corporation were transferred to ORIX Interior Corporation in December 2005.
*2	Of the businesses conducted by the Investment Banking Headquarters, the aircraft finance and ship finance activities are recorded in the “Asia, Oceania and Europe” segment.

	Principal Business	Established (Acquired)	ORIX Ownership
ORIX Insurance Services Corporation	Casualty & Life Insurance Agency	Sep. 1976	100%
ORIX Credit Corporation	Card Loans	Jun. 1979	100%
ORIX Capital Corporation	Venture Capital	Oct. 1983	100%
ORIX Securities Corporation	Securities Brokerage & Online Trading	(Mar. 1986)	100%
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management	(Oct. 1988)	80%
ORIX COMMODITIES Corporation	Securities & Commodity Futures Trading	Jan. 1990	100%
ORIX Eco Services Corporation	Consulting Related to Waste Processing and Recycling, Environmental Management Support Services	Apr. 1998	100%
ORIX Investment Corporation	Alternative Investment	Jun. 1999	100%
ORIX Resource Recycling Services Corporation	Waste Recycling	Sep. 2002	100%
ORIX M&A Solutions Corporation	M&A & Corporate Restructuring Advisory Services	Feb. 2003	100%
Kuribayashi Leasing Co., Ltd.	Leasing	(Apr. 1977)	35%
The Chugin Lease Company Limited	Leasing	Apr. 1982	30%
YAMAGUCHI LEASE CO., LTD.	Leasing	May 1983	35%
Hokugin Lease Co., Ltd.	Leasing	Jul. 1983	30%
Nissay Leasing Co., Ltd.	Leasing	Mar. 1984	30%
The Minato Leasing Co., Ltd.	Leasing	Jun. 1984	35%
The Torigin Leasing Co., Ltd.	Leasing	Oct. 1984	45%
Hyakugo Leasing Company Limited	Leasing	Oct. 1984	45%
Shigagin Leasing Capital Co., Ltd.	Leasing	May 1985	34%
Sengin Sogo Leasing Co., Ltd.	Leasing	Oct. 1985	29%
Kagawagin Leasing Co., Ltd.	Leasing	May 1986	30%
YAMAGUCHI MORTGAGE CO., LTD.	Mortgage Lending	Jul. 1989	40%
ORIX Insurance Planning Corporation	Agency Sales & Development of Non-Life	Sep. 1999	50%
	Insurance Products

• ORIX Headquarter Functions (Not Included in Segment Financial Information)
ORIX Corporation		Apr. 1964
International Headquarters	Administration of Overseas Activities
ORIX Computer Systems Corporation	Software Engineering & Systems Management	Mar. 1984	100%
ORIX Create Corporation	Coordination of Advertising Activities	Jul. 1998	100%
ORIX Management Information	Accounting & Administrative Services	Oct. 1999	100%
Center Corporation
ORIX Callcenter Corporation	Call Center	Nov. 1999	100%
ORIX Human Resources Corporation	Outplacement Services	Feb. 2002	100%

Overseas Operations

	Country	Principal Business	Established (Acquired)	ORIX Ownership
• The Americas
ORIX USA Corporation*[3]	U.S.A.	Corporate Finance	Aug. 1981	100%
		Investment Banking
		Leasing
		Real Estate
		Debt Investment
		Development

• Asia, Oceania and Europe
ORIX Asia Limited	China (Hong Kong)	Leasing, Automobile Leasing	Sep. 1971	100%
ORIX China Corporation	China	Leasing	Aug. 2005	95%
CHINA RAILWAY LEASING CO., LTD.	China	Railway-Related Leasing	(Jan. 2006)	25%
ORIX Leasing Singapore Limited	Singapore	Leasing, Hire Purchase, Factoring	Sep. 1972	50%
ORIX Investment and Management Private Limited	Singapore	Equity Investment	May 1981	100%
ORIX CAR RENTALS PTE. LTD.	Singapore	Automobile Leasing & Rentals, Hire Purchase	Sep. 1981	45%
ORIX Capital Resources Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Ship Resources Private Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Maritime Corporation	Japan	Ship-Related Services	Nov. 1977	100%
ORIX Leasing Malaysia Berhad	Malaysia	Leasing, Lending, Hire Purchase	Sep. 1973	80%
ORIX Car Rentals Sdn. Bhd.*[4]	Malaysia	Automobile Rentals	Feb. 1989	28%
ORIX Auto Leasing Malaysia Sdn. Bhd.	Malaysia	Automobile Leasing	Oct. 2000	80%
PT. ORIX Indonesia Finance*[5]	Indonesia	Leasing, Automobile Leasing	Apr. 1975	96%
ORIX METRO Leasing and Finance Corporation	Philippines	Leasing, Automobile Leasing	Jun. 1977	40%
ORIX Auto Leasing Philippines Corporation	Philippines	Automobile Leasing	Sep. 1989	40%
Thai ORIX Leasing Co., Ltd.	Thailand	Leasing	Jun. 1978	49%
ORIX Auto Leasing (Thailand) Co., Ltd.*[6]	Thailand	Automobile Leasing & Rentals	(Aug. 2001)	85%
Lanka ORIX Leasing Company Limited	Sri Lanka	Automobile Leasing, Hire Purchase	Mar. 1980	30%
ORIX Taiwan Corporation	Taiwan	Leasing, Hire Purchase	Oct. 1982	95%
ORIX Auto Leasing Taiwan Corporation	Taiwan	Automobile Leasing	Apr. 1998	100%
ORIX Taiwan Asset Management Company	Taiwan	Loan Servicing	Jul. 2005	95%
ORIX Auto Leasing Korea Corporation	Korea	Automobile Leasing	Feb. 2004	100%
ORIX Leasing Pakistan Limited	Pakistan	Leasing, Automobile Leasing	Jul. 1986	50%
ORIX Investment Bank Pakistan Limited	Pakistan	Investment Banking, Securities Brokerage	Jul. 1995	37%
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	India	Investment Banking, Corporate Finance	(Mar. 1993)	21%
ORIX Auto and Business Solutions Limited	India	Automobile Leasing	Mar. 1995	58%
IL&FS Education & Technology Services Limited	India	Education Related Services	(Aug. 2000)	31%
Oman ORIX Leasing Company SAOG	Oman	Automobile Leasing, Hire Purchase	Jul. 1994	13%
ORIX Leasing Egypt SAE	Egypt	Leasing	Jun. 1997	34%
Saudi ORIX Leasing Company	Kingdom of	Leasing, Automobile Leasing	Jan. 2001	25%
	Saudi Arabia
MAF ORIX Finance PJSC	U.A.E.	Leasing	Apr. 2002	36%
ORIX Australia Corporation Limited	Australia	Leasing, Automobile Leasing & Rentals	Jul. 1986	100%
ORIX New Zealand Limited	New Zealand	Leasing, Automobile Leasing & Rentals	Aug. 1988	100%
ORIX Ireland Limited	Ireland	Corporate Finance, Accounting &	May 1988	100%
		Administrative Services
ORIX Aviation Systems Limited	Ireland	Aircraft Leasing	Mar. 1991	100%
ORIX Aircraft Corporation	Japan	Aircraft Leasing	May 1986	100%
ORIX Polska S.A.	Poland	Leasing, Automobile Leasing	Oct. 1995	100%
BTA ORIX Leasing JSC	Kazakhstan	Leasing, Factoring	(Jun. 2005)	40%

*3	Investment banking firm Houlihan Lokey Howard & Zukin became part of ORIX USA Corporation in January 2006.
*4	The voting power percentage is 100%.
*5	The voting power percentage is 85%.
*6	The voting power percentage is 70%.

(As of March 31, 2006)

■ Group Network

Network In Japan

ORIX’s extensive network in Japan includes 1,095 locations.

The number of offices in each region is indicated in parentheses.

1
2
3
4
5
6
7
8
9

6 KINKI (137)
ORIX (10)
ORIX Alpha (2)
ORIX Auto (91)
Nittetsu Lease (1)
ORIX Rentec (2)
ORIX Trust and Banking (1)
ORIX Asset Management & Loan Services (1)
ORIX Estate (1)
BlueWave (3)
ORIX Real Estate (1)
ORIX Golf (1)
ORIX Facilities (5)
ORIX Golf Management (1)
ORIX Living (3)
ORIX Life Insurance (2)
ORIX Credit (1)
ORIX Capital (1)
ORIX Baseball Club (5)
ORIX Interior (4)
ORIX Human Resources (1)

7 CHUGOKU (61)
ORIX (4)
ORIX Auto (45)
Momiji Lease (2)
Nittetsu Lease (1)
ORIX Rentec (1)
BlueWave (2)
ORIX Golf (2)
ORIX Facilities (2)
ORIX Life Insurance (2)

8 SHIKOKU (28)
ORIX (3)
ORIX Tokushima (1)
ORIX Auto (23)
ORIX Facilities (1)

9 KYUSHU (incl. OKINAWA) (158)
ORIX (7)
ORIX Auto (136)
Nittetsu Lease (2)
ORIX Rentec (2)
ORIX Trust and Banking (2)
ORIX Asset Management & Loan Services (2)
BlueWave (2)
ORIX Facilities (1)
ORIX Life Insurance (2)
ORIX Callcenter (2)

4 KANTO (240)
ORIX (9)
ORIX Alpha (1)
ORIX Kitakanto (6)
ORIX Auto (206)
Nittetsu Lease (1)
ORIX Rentec (5)
ORIX Trust and Banking (1)
BlueWave (1)
ORIX Golf (4)
ORIX Golf Management (2)
ORIX Facilities (1)
ORIX Life Insurance (1)
ORIX Resource Recycling Services (2)

5 CHUBU (148)
ORIX (12)
ORIX Alpha (1)
ORIX Auto (117)
Nittetsu Lease (1)
ORIX Rentec (4)
BlueWave (1)
ORIX Facilities (2)
ORIX Golf Management (6)
ORIX Life Insurance (3)
ORIX Capital (1)

1 HOKKAIDO (84)
ORIX (4)
ORIX Auto (76)
ORIX Rentec (1)
BlueWave (1)
ORIX Facilities (1)
ORIX Life Insurance (1)

2 TOHOKU (77)
ORIX (7)
ORIX Auto (65)
Nittetsu Lease (1)
ORIX Rentec (1)
ORIX Real Estate (1)
ORIX Facilities (1)
ORIX Life Insurance (1)

3 TOKYO (162)
ORIX (19)
ORIX Alpha (1)
ORIX Auto (101)
Nittetsu Lease (1)
ORIX Rentec (5)
ORIX Trust and Banking (3)
ORIX Asset Management & Loan Services (2)
ORIX Asset Management (1)
BlueWave (4)
ORIX Real Estate (1)
ORIX Golf (1)
ORIX Facilities (1)
ORIX Living (1)
ORIX Life Insurance (3)
ORIX Insurance Services (1)
ORIX Credit (2)
ORIX Capital (1)
ORIX Securities (1)
ORIX COMMODITIES (1)
ORIX Eco Services (1)
ORIX Interior (1)
ORIX Investment (1)
ORIX M&A Solutions (1)
ORIX Computer Systems (3)
ORIX Create (1)
ORIX Management Information Center (1)
ORIX Human Resources (1)
ORIX Maritime (1)
ORIX Aircraft (1)

(As of March 31, 2006)

Overseas Network

ORIX has a global network outside of Japan that spans 22 countries worldwide. ORIX has 238 locations throughout the United States, Asia, Oceania, Europe, the Middle East, and Northern Africa. The number of offices in each region is indicated in brackets and includes both subsidiaries and affiliates.

■ Website Guide

ORIX’s website is divided into three main sections that include: 1. About ORIX; 2. Investor Relations; and 3. News Releases. Please visit our website to access the information you are interested in.

●	About ORIX: http://www.orix.co.jp/grp/co_e/index.htm

•	Our History: A short review of the development of ORIX covering the last 42 years

•	Financial Data: Historical financial data

•	Management: Management profiles and recent management interviews

•	Corporate Network: Descriptions and contact information for ORIX Group companies in Japan and overseas

•	Corporate Governance: Developments of ORIX’s corporate governance over the years

•	Compliance: Outline of ORIX’s Compliance Policy and Conduct Principles under EC21

●	Investor Relations: http://www.orix.co.jp/grp/ir_e/ir_index.htm

•	Who is ORIX?: An introduction to ORIX for first time visitors

•	CEO Message: An introduction of ORIX’s CEO Message from the current annual report

•	Financial Data: Historical financial data

-	Quarterly Release: ORIX’s most recent quarterly earnings release

-	Five-Year Summary: A summary of financial information for the last five years

-	Financial Reports: Presentation materials and other publications may be downloaded

Annual Report: Released usually in July of every year, includes the CEO’s message to shareholders, explanation of the fiscal year’s results, and detailed financial information

U.S. SEC Form 20-F: Annual report filed with the United States Securities and Exchange Commission usually in July of every year

Quarterly Financial Results: Quarterly financial information, with outline of quarterly results and consolidated financial statements

Quarterly Financial Results Supplementary Information: Information provided quarterly as a supplement to “Quarterly Financial Results.”

Five-Year Excel Data: Downloadable excel file containing five years of financial data compiled from information disclosed in ORIX’s annual reports and U.S. SEC Form 20-Fs

•	Stock & Bond Information: Stock and corporate bond information

-	Stock Information: Stock and security exchange listings and other stock information

-	Stock Price: Details of ORIX’s current and historical stock prices

-	Analyst Coverage: List of analysts covering ORIX

-	Corporate Bonds & Ratings: Information on corporate bonds issued

•	Management: Management profiles and recent management interviews

-	Management Profiles: Information on management

-	Management Presentations: Recent management interviews

•	IR Calendar & Earnings Presentations: Downloadable past results presentations (with audio) and schedule for future results presentations

•	FAQs: List of useful questions and answers

•	Contact ORIX IR: Contact information and information request form Contact ORIX IR: E-mail/address information for contacting ORIX IR

•	Information Requests: Form for requesting ORIX publications and signing up for ORIX’s e-mail service

•	IR Site Map: List of links and description of IR site

•	Disclaimer “Safe Harbor Statement” and information for U.S. holders

●	News Releases: http://www.orix.co.jp/grp/prs_e/index.htm

ORIX Corporation is an integrated financial services group providing innovative, value-added financial products and services to both corporate and retail customers. ORIX has established operations in 23 countries and regions worldwide, including Japan, and its diversified activities concentrated in the financing industry include corporate financial services such as leases and loans, automobile operations, rental operations, real-estate-related finance, real estate, life insurance, and investment banking.

ORIX is listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange (TSE and OSE: Securities Code 8591), as well as the New York Stock Exchange (NYSE: IX).

●	ORIX Corporation

4-1-23, Shiba, Minato-ku, Tokyo 108-0014, Japan

Tel: 81-3-5419-5000 Fax: 81-3-5419-5903

Established: April 17, 1964

Shareholders’ Equity: ¥953,646 million

Number of Employees: 15,067

●	Shareholder Information

Total Number of Shares Authorized:

259,000,000 shares

Total Number of Shares Issued and Outstanding:

90,289,655 shares

Total Number of American Depository Shares Outstanding:

3,050,360 shares

Number of Shareholders: 14,187

Transfer Agent for Common Shares:

UFJ Trust Bank Limited

7-10-11, Higashisuna, Koto-ku, Tokyo 137-8081, Japan

Tel: 81-3-5683-5111 Fax: 81-3-5683-5136

Depositary Bank for ADRs:

Citibank, N.A. Shareholder Services, P.O. Box 43077

Providence, Rhode Island 02940-3077, U.S.A.

Tel: 1-877-248-4237 (toll-free in the USA)

Fax: 1-201-324-3284

E-mail: citibank@shareholders-online.com

●	Stock Exchange Listings

Common Shares and Convertible Notes:

Tokyo Stock Exchange

Osaka Securities Exchange

Securities Code: 8591

New York Stock Exchange

Trading Symbol: IX

If you would like to contact an Investor Relations or Media Representative, please contact us by e-mail or telephone at the address below. Contact information for ORIX subsidiaries nearest you can be found in our Corporate Network in Japan (http://www.orix.co.jp/grp/co_e/list_japan.htm) or our Overseas Corporate Network (http://www.orix.co.jp/ grp/co_e/list_world.htm) on our website.

ORIX Corporation

Corporate Communications, Office of the President

Mita NN Bldg., 4-1-23, Shiba, Minato-ku, Tokyo 108-0014, Japan

Tel: 81-3-5419-5102 Fax: 81-3-5419-5901

E-mail: orixir@orix.co.jp (Investor Relations Representative)

URL: www.orix.co.jp

(As of March 31, 2006)

To U.S. Holders: PFIC

        It is expected, and the following discussion assumes, that the Company will be a “passive foreign investment company” (a “PFIC”) as defined in Section 1297(a) of the Internal Revenue Code in the year of the Offering and in future years by reason of the composition of its assets and the nature of its income.

A U.S. Holder who holds Shares will generally be subject to special rules (the “PFIC Rules”) with respect to (i) any “excess distributions” on the Shares (generally, any distributions received by the U.S. Holder on the Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Shares) and (ii) any gain realized on the sale or other disposition (including a pledge) of the Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Shares, (ii) the amount allocated to the current taxable year would be taxed as ordinary income, and (iii) the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior year.

Under the recently enacted Taxpayer Relief Act of 1997, a U.S. Holder, in lieu of being subject to the special tax and interest charges described above, may make an election to include gain, as ordinary income, on the stock of a PFIC under a mark-to-market method. Under such an election, the U.S. Holder generally includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the U.S. Holder’s adjusted basis in such stock. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year to the extent of any unreversed mark-to-market gains previously included in income with respect to the stock. Prospective investors should consult their tax advisors about the desirability of making such a mark-to-market election.

A U.S. Holder would also avoid the application of such special tax and interest charges if it made an election to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code, provided that the corporation complies with certain reporting and other requirements. The Company, however, does not intend to comply with the requirements necessary to permit a holder to make an election to have the Company treated as a “qualified electing fund.”

A U.S. Holder who beneficially owns Shares on a PFIC during any year must make an annual return on IRS Form 8621 that describes the distributions received with respect to such Shares and any gain realized on the sale or other disposition of such Shares.